
MINI
Sytner
Mercedes-Benz

UnitedAuto | 2006 Annual Report

2006

Financial Highlights

(Based on Continuing Operations)

- **Total Revenue $11.2 Billion – up 16.4%**
- **Same-Store Retail Revenue – up 4.3%**
- **Income $130.6 Million – up 9.6%**
- **Earnings Per Share $1.39 – up 9.4%**

	Revenue Mix	Same-Store Retail Revenue Growth
United States	68%	4.8%
Outside U.S.	32%	3.2%

	Gross Profit Per Vehicle
New	$2,993
Used	$2,427
Finance and Insurance	$917

Brand Mix


7%
31%
Volume Foreign Brands
62%
Premium

GM, Ford, Chrysler (7%)

Foreign Nameplates (93%)

2006 Brand Mix by Manufacturer


Other 6%
3%
4%
4%
7%
10%
DaimlerChrysler 11%
21%
18%
16%
NISSAN
INFINITI
PORSCHE
GM
Audi
ASTON MARTIN
Ford
VOLVO
LAND-ROVER
JAGUAR
CHRYSLER
Mercedes-Benz
TOYOTA
LEXUS
BMW
MINI
HONDA
ACURA

To Our
Stockholders



Roger S. Penske
Chairman of the Board
and CEO

While 2006 was a challenging year for many in the automotive industry, I am pleased with UnitedAuto's performance and the accomplishments of our talented employees. Our business produced growth in revenue, gross profit, operating income, income from continuing operations and related earnings per share. During the year we issued our first ever 2-for-1 stock split, and we rewarded our stockholders by increasing our dividends to $0.28 per share.

At UnitedAuto, we believe the foundations of our continued growth are our brand mix and geographical diversification, coupled with our capital investment program. As a result, we focus our investments in an effort to enhance these areas.

During 2006, we acquired businesses with annualized revenues of over $1.5 billion. We also invested more than $220 million in the expansion and improvement of our dealership operations. These investments further enhanced our brand mix and geographic diversity, and allowed us to place over 90 incremental service bays into operation. As a result, we increased the percent of our revenue attributable to foreign nameplates to 93% of our total revenues, increased the contribution of our foreign operations to 32% of our total revenues, and achieved a 6.9% same-store revenue increase in our higher margin service and parts operations.

The execution of our vision over time has helped us achieve consistent same-store growth. In 2006, UnitedAuto achieved its eighth consecutive year of same-store revenue increases, posting a 4.3% increase in retail same-store revenue for the year, including growth of 4.8% in the United States and 3.2% internationally. We have also realized an average 9.4% same-store growth in our higher margin service and parts operations over the last five years.

Another critical element of our success is the outstanding dedication of UnitedAuto's nearly 16,000 worldwide employees. Successful automotive retailing requires providing outstanding customer satisfaction—and our goal is to exceed expectations at every level within our organization. Through extensive hiring, training and development practices, we strive to create long-term employee retention to provide a consistent contact for our customers. During 2006, we reduced our employee turnover to 31%, representing an 8.8% improvement over the prior year.

UnitedAuto also solidified its capital structure this year by raising $750 million in long-term debt. The capital raised from these transactions was used to repurchase 1,000,000 shares of our outstanding common stock and to repay existing debt. Our new capital structure locks in today's attractive interest rates and provides us with the financial flexibility to continue the execution of our business strategies.

I look forward to 2007 and the challenges of another exciting year in our business. During the coming year, we expect to complete construction projects in Turnersville, New Jersey and Warwick, Rhode Island, where we have been under construction for almost three years. We are optimistic that these campuses provide us with the opportunity to generate long-term growth and customer satisfaction in those markets. Coupled with the continuing maturity of other projects we have completed in the United States and abroad, we believe we have significant opportunities for our dealerships to increase sales and profitability.

Looking to 2008, we are excited about our exclusive distribution of the smart brand in the United States. There is a great deal of interest in this product from customers and potential retailers. We are currently evaluating potential retail partners and expect to announce the first phase of dealers during the second quarter of 2007. Additionally, we will help establish the smart brand in the United States by staging a cross-country road show to highlight the innovativeness and functionality of this unique car. We believe consumers will be surprised by all this car has to offer, and we look forward to delivering the first fortwo in the first quarter of 2008.

We remain excited about the opportunities in the automotive retail industry and thank you, our shareholders, for your continued support.

Roger S. Penske
Chairman

UnitedAuto Group

Dealerships

ARIZONA
Acura North Scottsdale
Audi North Scottsdale
BMW North Scottsdale
Jaguar North Scottsdale
Jaguar Scottsdale
Land Rover North Scottsdale
Land Rover Scottsdale
Lexus of Chandler
Mercedes-Benz of Chandler
MINI North Scottsdale
Porsche North Scottsdale
Rolls-Royce Scottsdale
Scottsdale Aston Martin
Scottsdale Audi
Scottsdale Bentley
Scottsdale Ferrari Maserati
Scottsdale Lexus
Tempe Honda
Volkswagen North Scottsdale
Volvo North Scottsdale

ARKANSAS
Acura of Fayetteville
Chevrolet/HUMMER of Fayetteville
Honda of Fayetteville
Landers Chevrolet HUMMER
Landers Chrysler Jeep Dodge
Landers Ford Lincoln Mercury
Toyota-Scion of Fayetteville

CALIFORNIA
Acura of Escondido
Aston Martin of San Diego
Audi Escondido
Audi Stevens Creek
BMW of San Diego
Capitol Honda
Cerritos Buick Pontiac HUMMER GMC
Honda Mission Valley
Honda North
Honda of Escondido
Jaguar Kearny Mesa
Kearny Mesa Acura
Kearny Mesa Toyota-Scion
Lexus Kearny Mesa
Los Gatos Acura
Marin Honda
Mazda of Escondido
Mercedes-Benz of San Diego (& Maybach)
Penske Cadillac HUMMER South Bay
Porsche of Stevens Creek

CONNECTICUT
Audi of Fairfield
Honda of Danbury
Mercedes-Benz of Fairfield
Porsche of Fairfield

FLORIDA
Central Florida Toyota-Scion
Citrus Chrysler Jeep Dodge
Palm Beach Mazda
Palm Beach Subaru
Palm Beach Toyota-Scion
West Palm Nissan

GEORGIA
Atlanta Toyota-Scion
Honda Mall of Georgia
United BMW of Gwinnett
United BMW of Roswell

INDIANA
Penske Chevrolet
Penske Honda

MICHIGAN
Honda Bloomfield
Rinke Cadillac
Rinke Pontiac GMC Truck
Rinke Toyota-Scion
Toyota-Scion of Waterford

MINNESOTA
Motorwerks BMW/MINI

MISSISSIPPI
Landers Dodge
Landers Nissan

NEW JERSEY
Acura of Turnersville
BMW of Turnersville
Chevrolet HUMMER Cadillac of Turnersville
DiFeo BMW
Ferrari Maserati of Central New Jersey
Gateway Toyota-Scion
Honda of Turnersville
Hudson Nissan
Hudson Toyota-Scion
Hyundai of Turnersville
Lexus of Bridgewater
Nissan of Turnersville
Toyota-Scion of Turnersville

NEW YORK
Honda of Nanuet
Mercedes-Benz of Nanuet
Westbury Toyota-Scion

NEVADA
Penske Wynn Ferrari Maserati

OHIO
Honda of Mentor
Infiniti of Bedford
Maserati of Cleveland
Mercedes-Benz of Bedford
Nissan of North Olmsted
Toyota-Scion of Bedford

OKLAHOMA
Jaguar of Tulsa
Lincoln Mercury of Tulsa (4111 S Memorial)
Lincoln Mercury of Tulsa (9607 S Memorial)
United Ford North
United Ford South
United HUMMER of Tulsa
Volvo of Tulsa

RHODE ISLAND
Inskip Acura
Inskip Audi
Inskip Autocenter (Mercedes-Benz)
Inskip Bentley Providence
Inskip BMW
Inskip Infiniti
Inskip Lexus
Inskip Nissan
Inskip Porsche
Inskip Volvo

TENNESSEE
Landers Ford of Memphis
Wolfchase Toyota-Scion

TEXAS
BMW of Austin
Goodson Honda North
Goodson Honda West

VIRGINIA
Aston Martin of Tysons Corner
Audi of Tysons Corner
Mercedes-Benz of Tysons Corner (& Maybach)
Porsche of Tysons Corner

UNITED KINGDOM
Bentley Lamborghini Birmingham
Bentley Lamborghini Edinburgh
Bentley Manchester
Bradford Audi
Graypaul Edinburgh (Ferrari/Maserati)
Graypaul Nottingham (Ferrari/Maserati)
Guildford Audi
Guy Salmon Jaguar Ascot
Guy Salmon Jaguar Coventry
Guy Salmon Jaguar Gatwick
Guy Salmon Jaguar Maidstone
Guy Salmon Jaguar Northampton
Guy Salmon Jaguar Oxford
Guy Salmon Jaguar Thames Ditton
Guy Salmon Land Rover Ascot
Guy Salmon Land Rover Coventry
Guy Salmon Land Rover Gatwick
Guy Salmon Land Rover Knutsford
Guy Salmon Land Rover Leeds
Guy Salmon Land Rover Maidstone
Guy Salmon Land Rover Portsmouth
Guy Salmon Land Rover Sheffield
Guy Salmon Land Rover Stockport
Guy Salmon Land Rover Stratford-upon-Avon
Guy Salmon Land Rover Thames Ditton
Guy Salmon Land Rover Wakefield
Guy Salmon Stratford (Aftersales)
Harrogate Audi
Kings Bristol Chrysler Jeep Dodge
Kings Cheltenham & Gloucester
(Chrysler, Jeep, Dodge)
Kings Manchester (Chrysler, Jeep, Dodge)
Kings Swindon (Chrysler, Jeep, Dodge)
Leeds Audi
Lexus Birmingham
Lexus Bristol
Lexus Cardiff
Lexus Leicester
Lexus Milton Keynes
Lexus Oxford
Mayfair Audi
Mercedes-Benz of Bath
Mercedes-Benz of Bedford
Mercedes-Benz of Carlisle
Mercedes-Benz of Cheltenham and Gloucester
Mercedes-Benz of Cribbs Causeway
Mercedes-Benz of Kettering
Mercedes-Benz of Milton Keynes
Mercedes-Benz of Newbury
Mercedes-Benz of Northampton
Mercedes-Benz of Sunderland
Mercedes-Benz of Teesside
Mercedes-Benz of Weston-Super-Mare
Mercedes-Benz/smart of Bristol
Mercedes-Benz/smart of New Castle
Mercedes-Benz/smart of Swindon
Oxford Saab
Porsche Centre Edinburgh
Porsche Centre Glasgow
Porsche Centre Mid-Sussex
Porsche Centre Silverstone
Reading Audi
Redhill Honda
Rolls-Royce Motor Cars Sunningdale
Rydale BMW/MINI Cardiff
Rydale BMW/MINI Central
Rydale BMW/MINI Newport
Rydale BMW/MINI Sutton
Rydale BMW/MINI Warley
Ryfield Chrysler Jeep Dodge New Castle
Ryfield Chrysler Jeep Dodge Stockton
Slough Audi
smart North East Stockton
smart of Milton Keynes
Sytner Canary Wharf (BMW/MINI)
Sytner Chigwell (BMW/MINI)
Sytner Coventry (BMW/MINI)
Sytner Harold Wood (BMW/MINI)
Sytner High Wycombe (BMW)
Sytner Leicester (BMW/MINI)
Sytner Nottingham (BMW/MINI, Alpina)
Sytner Rolls-Royce Motor Cars
Sytner Sheffield (BMW/MINI)
Sytner Solihull (BMW/MINI)
Sytner Sunningdale (BMW/MINI)
Tollbar Coventry (Volvo)
Tollbar Twickenham (Volvo)
Tollbar Warwick (Volvo)
Toyota World (Birmingham)
Toyota World (Bridgend)
Toyota World (Bristol North)
Toyota World (Bristol South)
Toyota World (Cardiff)
Toyota World (Newport)
Toyota World (Tamworth)
Victoria Audi (After Sales)
Wakefield Audi
West London Audi

GERMANY
Autohaus Augsburg (BMW(4)/MINI)
Tamsen, Bremen (Aston Martin, Bentley, Ferrari, Maserati, Rolls-Royce)
Tamsen, Hamburg (Aston Martin, Ferrari, Lamborghini, Maserati, Rolls-Royce)

PUERTO RICO
Lexus de San Juan
Triangle Chrysler, Dodge, Jeep, Honda del Oeste
Triangle Chrysler, Dodge, Jeep de Ponce
Triangle Honda 65 de Infanteria
Triangle Honda-Suzuki de Ponce
Triangle Mazda de Ponce
Triangle Nissan del Oeste
Triangle Toyota-Scion de San Juan

We also own approximately 50% of the following dealerships:

GERMANY
Aix Automobile (Toyota, Lexus)
Audi Zentrum Aachen
Autohaus Krings (Volkswagon)
Autohaus Nix (Frankfurt) (Toyota, Lexus)
Autohaus Nix (Offenbach) (Toyota, Lexus)
Autohaus Nix (Wachtersbach) (Toyota, Lexus)
Autohaus Piper (Volkswagen)
Autohaus Reisacher (Krunback) (BMW)
Autohaus Reisacher (Memmingen) (BMW, MINI)
Autohaus Reisacher (Ulm) (BMW, MINI)
Autohaus Reisacher (Vöhringen) (BMW)
J-S Auto Park Stolberg (Volkswagen)
TCD (Toyota)
Volkswagen Zentrum Aachen
Wolff & Meir (Volkswagen)

MEXICO
Toyota de Aguascalientes
Toyota de Lindavista
Toyota de Monterrey

Leadership

UnitedAuto Group

Executive Officers

Roger S. Penske
Chairman of the Board and CEO

Robert H. Kurnick, Jr.
Vice Chairman

Roger S. Penske, Jr.
President

Paul F. Walters
Executive Vice President – Human Resources

Robert O'Shaughnessy
Chief Financial Officer
Executive Vice President – Finance

Operations

George Brochick
Executive Vice President – West Operations

Gerard Nieuwenhuys
Managing Director – Sytner Group

R. Whitfield Ramonat
Executive Vice President – Central Operations and Financial Services

Investor Relations

Anthony R. Pordon
Senior Vice President

Corporate Secretary

Shane M. Spradlin
Vice President

Board of Directors

Roger S. Penske
Chairman of the Board and CEO
UnitedAuto Group

Robert H. Kurnick, Jr.
Vice Chairman
UnitedAuto Group

John D. Barr
CEO
Papa Murphy's International, Inc.

Michael R. Eisenson
Managing Director & CEO
Charlesbank Capital Partners, LLC

Hiroshi Ishikawa
Executive Vice President
International Business
UnitedAuto Group

William J. Lovejoy
Retired Group Vice President
N. A. vehicle sales, service & marketing
General Motors Corporation

Kimberly J. McWaters
CEO
Universal Technical Institute, Inc.

Eustace W. Mita
Chairman
Achristavest Properties, LLC

Lucio A. Noto
Retired Vice Chairman
ExxonMobil Corporation

Richard J. Peters
Managing Director
Transportation Resource Partners, LP

Ronald G. Steinhart
Retired Chairman & CEO
Commercial Banking Group
Bank One Corporation

H. Brian Thompson
Chairman
Comsat International

Executive Offices

United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954
248 648-2500

Investor Relations and Corporate Communications
Anthony R. Pordon
Senior Vice President
2555 Telegraph Road
Bloomfield Hills, MI 48302
248 648-2540

Stock Exchange Listing
UnitedAuto Group common stock is traded on the New York Stock Exchange under the ticker symbol UAG

Transfer Agent
Computershare Investor Services
P.O. Box 43069
Providence, RI 02940-3069

Independent Auditors
Deloitte & Touche LLP
600 Renaissance Center
Suite 900
Detroit, MI 48243

Form 10-K
The Company's Form 10-K is on file with the Securities and Exchange Commission. You may download an electronic copy by accessing the Company's Investor Relations section at *www.unitedauto.com*.

UAG LISTED NYSE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-12297

United Auto Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**22-3086739** *(I.R.S. Employer Identification No.)*
2555 Telegraph Road **Bloomfield Hills, Michigan** *(Address of principal executive offices)*	**48302-0954** *(Zip Code)*

Registrant's telephone number, including area code (248) 648-2500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Voting Common Stock, par value $0.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates as of June 30, 2006 was $862,144,726.

As of February 19, 2007, there were 94,471,686 shares of voting common stock outstanding.

Documents Incorporated by Reference

Certain portions, as expressly described in this report, of the registrant's proxy statement for the 2007 Annual Meeting of the Stockholders to be held May 3, 2007 are incorporated by reference into Part III, Items 10-14.

TABLE OF CONTENTS

Items		Page
	PART I	
1.	Business	1
1A.	Risk Factors	16
1B.	Unresolved Staff Comments	25
2.	Properties	25
3.	Legal Proceedings	25
4.	Submission of Matters to a Vote of Security Holders	25
	PART II	
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
6.	Selected Financial Data	26
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
7A.	Quantitative and Qualitative Disclosures About Market Risk	47
8.	Financial Statements and Supplementary Data	48
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	48
9A.	Controls and Procedures	48
9B.	Other Information	49
	PART III	
10.	Directors and Executive Officers and Corporate Governance	
11.	Executive Compensation	
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	
13.	Certain Relationships and Related Transactions, and Director Independence	
14.	Principal Accountant Fees and Services	
	PART IV	
15.	Exhibits and Financial Statement Schedules	50

PART I

Item 1. *Business*

We are the second largest automotive retailer in the United States as measured by total revenues and have the highest concentration of revenues from foreign and premium brands among the publicly-traded automotive retailers. As of February 1, 2007, we owned and operated 169 franchises in the United States and 145 franchises outside of the U.S., primarily in the United Kingdom. We offer a full range of vehicle brands, with 93% of our total revenue in 2006 generated from the sales of foreign brands such as Audi, BMW, Honda, Lexus, Mercedes and Toyota. Sales relating to premium brands, such as Audi, BMW, Cadillac and Porsche, represented 62% of our total revenue. In addition to selling new and used vehicles, we offer a full range of maintenance and repair services, and we facilitate the placement of third-party finance and insurance products, third-party extended service contracts and replacement and aftermarket automotive products.

We benefit from our diversified revenue stream, which we believe helps to mitigate the historical cyclicality found in some other automotive sectors. Revenues from higher margin service and parts sales are typically less cyclical than retail vehicle sales, and generate the largest part of our gross profit. The following graphic shows the percentage of our retail revenues by product area and their respective contribution to our overall gross profit in 2006:

Revenue Mix



Used 25%
New 61%
F&I 2%
S&P 12%

Gross Profit Mix



Used 13%
New 32%
F&I 15%
S&P 40%

Business Strategy

Our strategy is to sell and service outstanding vehicle brands in premium facilities. We believe offering our customers superior customer service in a premium location fosters a long-term relationship, which helps generate repeat and referral business, particularly in our higher-margin service and parts business. We believe our focus on developing a loyal customer base has helped to increase our profitability and generate additional service and parts sales. In addition, our large number of dealerships, geographically concentrated by region, allows us the opportunity to achieve cost savings and implement best practices, while also providing access to a broad base of potential acquisitions.

Offer Outstanding Brands in Premium Facilities

We have the highest concentration of revenues from foreign and premium brands among the publicly-traded automotive retailers. We believe our brand mix has helped us to increase same-store revenue and gross profits, as foreign vehicle brands have gained market share in recent years in the markets where we operate.

The following chart reflects our percentage of total revenues by brand in 2006:


BMW
18%
PORSCHE
4%
Audi
7%
Other
6%
TOYOTA
15%
6%
LEXUS
11%
DAIMLERCHRYSLER
GM
4%
Ford
10%
JAGUAR
VOLVO
LAND ROVER
HONDA
ACURA
16%
INFINITI
NISSAN
3%

We sell and service these brands in our premium facilities. We believe the experience we offer customers in our facilities drives repeat and referral business, particularly in our higher margin service and parts operations. Where advantageous, we attempt to aggregate our dealerships in a campus or group setting in order to build a destination location for our customers, which we believe helps to drive increased customer traffic to each of the brands at the location. This strategy also creates an opportunity to reduce personnel expenses and administrative expenses, and leverage operating expenses over a larger base of dealerships. We believe this strategy has enabled us to consistently achieve new unit vehicle sales per dealership that are significantly higher than industry averages for most of the brands we sell.

The following is a list of our larger dealership campuses or groups:

Location	Square Feet	Service Bays	2006 Revenue (millions)	Franchises
North Scottsdale, Arizona	450,000	226	$585.3	Acura, Audi, BMW, Jaguar, Land Rover, MINI, Porsche, Volkswagen, Volvo
Scottsdale, Arizona	132,000	180	$300.5	Aston Martin, Audi, Bentley, Ferrari, Jaguar, Land Rover, Lexus, Maserati, Rolls-Royce
San Diego, California	348,000	232	$697.4	Acura, Aston Martin, BMW, Jaguar, Lexus, Maybach, Mercedes-Benz, Scion, Toyota
Fayetteville, Arkansas	122,000	119	$258.2	Acura, Chevrolet, Honda, HUMMER, Scion, Toyota
Tyson's Corner, Virginia	191,000	138	$270.8	Audi, Aston Martin, Maybach, Mercedes-Benz, Porsche
Inskip, Rhode Island*	319,000	151	$383.2	Acura, Audi, Bentley, BMW, Infiniti, Lexus, Mercedes-Benz, Nissan, Porsche, Volvo
Turnersville, New Jersey*	303,000	177	$361.0	Acura, BMW, Cadillac, Chevrolet, Honda, HUMMER, Hyundai, Nissan, Scion, Toyota

* Ongoing renovations expected to be complete by the fourth quarter of 2007

Our Scottsdale 101 Auto Mall features nine separate showrooms and franchises with over 450,000 square feet of facilities. Typically, customers may choose from an inventory of over 1,500 new and used vehicles, and have access to approximately 226 service bays with the capacity to service approximately 1,000 vehicles per day. This campus also features an on/off road test course where customers may experience the uniqueness of the brands offered. We will continue to evaluate other opportunities to aggregate our facilities to reap the benefits of a destination location.

Expand Revenues at Existing Locations and Increase Higher-Margin Businesses

We aim to increase our existing business by generating additional revenue at existing dealerships, with a particular focus on developing our higher-margin businesses such as finance, insurance and other products and service, parts and collision repair services.

Increase Same-Store Sales. We believe our emphasis on improving customer service and upgrading our facilities should result in continued increases in same-store sales. We have modernized many of our facilities and added numerous additional service bays in order to better accommodate our customers.

Grow Finance, Insurance and Other Aftermarket Revenues. Each sale of a vehicle provides us the opportunity to assist in financing the sale, selling the customer a third party extended service contract or insurance product, or selling other aftermarket products, such as entertainment systems, security systems, satellite radio and protective coatings. In order to improve our finance and insurance business, we focus on enhancing and standardizing our salesperson training programs, increasing our product offerings and standardizing our selling process.

Expand Service and Parts and Collision Repair Revenues. In recent years, we have added numerous service bays at our dealerships in an effort to expand this higher-margin element of our business. Many of today's vehicles are complex and require sophisticated equipment and specially trained technicians to perform certain services. Unlike independent service shops, our dealerships are authorized to perform this work and manufacturer warranty work. We believe that our premium brand-mix and the complexity of today's vehicles, together with our focus on customer service and superior facilities, contribute to our service and parts revenue increases. We also operate 26 collision repair centers. As each of these is operated as an integral part of our dealership operations, the repair centers benefit from the dealerships' repeat and referral business.

Continue Growth through Targeted Acquisitions

We believe that attractive acquisition opportunities exist in the United States for well-capitalized dealership groups with experience in identifying, acquiring and integrating dealerships. The U.S. automotive retail market provides us with significant growth opportunities as the top ten industry participants represented less than 10% of new vehicle industry sales in 2006. We seek to acquire dealerships with high growth automotive brands in highly concentrated or rapidly growing demographic areas. We focus both on larger dealership operations that will benefit from our management assistance, manufacturer relations and scale of operations, as well as individual dealerships that can be effectively integrated into our existing operations.

One of the unique attributes of our operations versus our peers is our diversification outside the United States. Approximately 32% of our consolidated revenue for 2006 was generated from operations located outside the United States and Puerto Rico, predominately in the United Kingdom. In 2006, we acquired and integrated 40 additional franchises in the United Kingdom. According to industry data, in 2005 the United Kingdom represented the second largest automotive market in Western Europe with approximately 2.5 million new car registrations and revenues exceeding $250 billion in aggregate annual new vehicle, used vehicle and service and parts sales. Although dealerships in the United Kingdom are typically smaller than those in the United States, they offer similar services to customers. Our brand mix in the United Kingdom is largely premium. As of December 31, 2006, we believe we were the largest volume Audi, BMW, Lexus, Mercedes Benz and Toyota dealer in this market. Additionally, we operate a number of dealerships in Germany, some in the form of joint ventures with strong local partners, which sell and service Aston Martin, Audi, BMW, Ferrari, Lexus, MINI, Toyota, Volkswagen and other premium brands. We believe attractive acquisition opportunities exist in the United Kingdom and Germany, similar to those available in the United States.

Strengthen Customer Loyalty

Our ability to generate and maintain repeat and referral business depends on our ability to deliver superior customer service. We believe that customer loyalty contributes directly to increases in same-store sales. By offering outstanding brands in premium facilities, "one-stop" shopping convenience, competitive pricing and a well-trained and knowledgeable sales staff, we aim to establish lasting relationships with our customers, which enhances our reputation in the community and creates the opportunity for significant repeat and referral business. We believe our low and steadily decreasing employee turnover has been critical to furthering our customer relationships. Additionally, we monitor customer satisfaction data accumulated by manufacturers to track the performance of dealership operations and use it as a factor in determining the compensation of general managers and sales and service personnel in our dealerships.

Maintain Diversified Revenue Stream and Variable Cost Structure

We believe that our diversified revenue mix may mitigate the historical cyclicality found in some automotive sectors, and that demand for our higher-margin service and parts business is less affected by economic cycles than demand for new vehicles as consumers are likely to service their vehicles in spite of difficult economic times. Our dealership operations are also diversified both in terms of the brands of vehicles they offer and geographic location, as we operate 169 dealerships in nineteen states in the U.S. and 145 dealerships outside the U.S., predominately in the United Kingdom, which generated approximately 31% of our revenue in 2006. In addition, a significant percentage of our operating expenses are variable, including sales compensation, floor plan interest expense (inventory-secured financing) and advertising, which we believe we can adjust over time to reflect economic trends.

Leverage Scale and Implement "Best Practices"

As the nation's second largest automotive retailer, we aim to build scale in many of the markets where we have dealership operations. Our desire is to reduce or eliminate redundant operating costs such as accounting, information technology systems and general administrative costs. In addition, we seek to leverage our industry knowledge and experience to foster communication and cooperation between like brand dealerships throughout our organization. Senior management and dealership management meet regularly to review the operating performance of our dealerships, examine industry trends and, where appropriate, implement specific operating improvements. Key financial information is discussed and compared to other dealerships across all markets. This frequent interaction facilitates implementation of successful strategies throughout the organization so that each of our dealerships can benefit from the successes of our other dealerships and the knowledge and experience of our senior management.

smart Distributorship

In 2006, we were named by smart GmbH, an affiliate of Mercedes Benz, as the exclusive distributor of the smart for two vehicles in United States and Puerto Rico. Smart GmbH has sold over 770,000 for two vehicles outside the United States. We expect the first vehicles to be available for U.S. distribution in the first quarter of 2008. As distributor, we are responsible for qualifying and awarding potential dealers and developing and maintaining a smart vehicle dealership network throughout the United States and Puerto Rico.

Industry Overview

With revenues of approximately $1 trillion per year, the automotive retail industry is the largest retail trade sector in the United States. The majority of automotive retail sales in 2005 were generated by the approximately 21,500 U.S. franchised dealerships, producing revenues of approximately $700 billion. The industry is highly fragmented and largely privately held, with the publicly held automotive retail groups accounting for less than 10% of the total industry revenue.

Of the close to $700 billion in U.S. franchised dealer aggregate annual sales in 2005, new vehicle sales represent approximately 60% and used vehicle sales represent approximately 28%. In addition to new and used vehicles, dealerships offer a wide range of higher-margin products and services, including service and repair work, replacement parts, extended service contracts, and financing and credit insurance, which collectively represent the remaining 12% of total industry revenues.

According to industry data, the number of U.S. franchised dealerships has declined from approximately 24,000 in 1990 to approximately 21,500 today. Although significant consolidation has already taken place, the industry today remains highly fragmented, with more than 90% of the U.S. industry's market share remaining in the hands of smaller regional and independent players. We believe that further consolidation in the industry is likely due to increased capital requirements of dealerships, the limited number of viable alternative exit strategies for dealership owners, and the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships. According to industry data, in 2005 the United Kingdom represented the second largest automotive market in Western Europe with approximately 2.5 million new car registrations and revenues exceeding $250 billion in aggregate annual new vehicle, used vehicle and service and parts sales.

New vehicle unit sales are cyclical and, historically, fluctuations have been influenced by factors such as manufacturer incentives, interest rates, fuel prices, unemployment, inflation, weather, the level of personal discretionary spending, credit availability and consumer confidence. However, from a profitability perspective, automotive retailers have historically been less vulnerable than automobile manufacturers to declines in new vehicle sales. We believe this may be due to the retailers' more flexible expense structure (a significant portion of the automotive retail industry's costs are variable, relating to sales personnel, advertising and inventory finance cost) and more diversified revenue stream. In addition, automobile manufacturers may increase dealer incentives when sales are slow, in part to meet production quotas, which further increases the volatility in profitability for automobile manufacturers and may help to decrease volatility for automotive retailers.

Acquisitions

We have completed a number of dealership acquisitions since January 2004. Our financial statements include the results of operations of acquired dealerships from the date of acquisition. The following table sets forth information with respect to our current dealerships acquired or opened since January 2004:

Dealership	Date Opened or Acquired	Location	Franchises
U.S.			
Penske Cadillac South Bay	1/04	Torrance, CA	Cadillac
Penske HUMMER South Bay	4/04	Torrance, CA	HUMMER
Ferrari Maserati of Central New Jersey	7/04	Edison, NJ	Ferrari, Maserati
Mercedes-Benz of Chandler	7/04	Chandler, AZ	Mercedes-Benz
Capitol Honda	8/04	San Jose, CA	Honda
Honda North	8/04	Clovis, CA	Honda
Marin Honda	8/04	Corte Madera, CA	Honda
Los Gatos Acura	8/04	Los Gatos, CA	Acura
Maserati of Cleveland	8/04	Bedford, OH	Maserati
Honda Mall of Georgia	1/05	Buford, GA	Honda
Jaguar of Tulsa	1/05	Tulsa, OK	Jaguar
United Ford North	1/05	Tulsa, OK	Ford
United Ford South	1/05	Tulsa, OK	Ford
HUMMER of Turnersville	5/05	Turnersville, NJ	HUMMER
Inskip Nissan	7/05	Warwick, RI	Nissan
Stevens Creek Porsche Audi	10/05	San Jose, CA	Audi Porsche
Acura of Escondido	1/06	Escondido, CA	Acura
Aston Martin San Diego	1/06	San Diego, CA	Aston Martin
Audi of Escondido	1/06	Escondido, CA	Audi
Honda Mission Valley	1/06	San Diego, CA	Honda
Honda of Escondido	1/06	Escondido, CA	Honda

Dealership	Date Opened or Acquired	Location	Franchises
Jaguar Kearny Mesa	1/06	San Diego, CA	Jaguar
Kearny Mesa Acura	1/06	San Diego, CA	Acura
Mazda of Escondido	1/06	Escondido, CA	Mazda
United HUMMER of Tulsa	1/06	Tulsa, OK	HUMMER
Motorwerks BMW/MINI	5/06	Minneapolis, MN	BMW/MINI
West Palm Subaru	7/06	West Palm Beach, FL	Subaru
Triangle Nissan del Oeste	7/06	Puerto Rico	Nissan
Cadillac of Turnersville	11/06	Turnersville, NJ	Cadillac
Outside the U.S.			
Kings Cheltenham & Gloucester	5/04	Gloucester, England	Chrysler Jeep
Bentley Edinburgh	7/04	Lothian, Scotland	Bentley
Graypaul Edinburgh	7/04	Lothian, Scotland	Ferrari, Maserati
Guildford Audi	7/04	Surrey, England	Audi
Porsche Centre Edinburgh	7/04	Lothian, Scotland	Porsche
Porsche Centre Glasgow	7/04	Strathclyde, Scotland	Porsche
Reading Audi	7/04	Berkshire, England	Audi
Slough Audi	7/04	Berkshire, England	Audi
Tamsen GmbH (Bremen)	7/04	Bremen/Hamburg, Germany	Aston Martin, Bentley, Ferrari, Lamborghini, Maserati, Rolls Royce
West London Audi	7/04	Middlesex, England	Audi
Harrogate Audi	10/04	Harrogate, England	Audi
Toyota World Tamworth	10/04	Staffordshire, England	Toyota
Kings Swindon	4/05	Swindon, England	Chrysler, Jeep, Dodge
Lexus of Milton Keynes	11/05	Milton Keynes, England	Lexus
BMW/ Mini Sunningdale	1/06	Berkshire, England	BMW, MINI
Guy Salmon Jaguar Ascot	1/06	Berks, England	Jaguar
Guy Salmon Jaguar Gatwick	1/06	West Sussex, England	Jaguar
Guy Salmon Jaguar Medway	1/06	Kent, England	Jaguar
Guy Salmon Land Rover Ascot	1/06	Berks, England	Land Rover
Guy Salmon Land Rover Gatwick	1/06	West Sussex, England	Land Rover
Guy Salmon Land Rover Medway	1/06	Kent, England	Land Rover
Guy Salmon Land Rover Wessex	1/06	Portsmouth, England	Land Rover
Honda Redhill	1/06	Surrey, England	Honda
Kings Bristol Chrysler Jeep Dodge	1/06	Bristol, England	Chrysler, Jeep, Dodge
Rolls Royce Sunningdale	1/06	Berkshire, England	Rolls Royce
Sytner Coventry	1/06	West Midlands, England	BMW, MINI
Lamborghini Birmingham	6/06	Birmingham, England	Lamborghini
Lamborghini Edinburgh	6/06	Edinburgh, Scotland	Lamborghini
Autohaus Augsburg	8/06	Augsburg, Germany	BMW(4), MINI
Kings Chrysler Jeep Dodge Newcastle	8/06	Cleveland, England	Chrysler, Jeep, Dodge
Kings Chrysler Jeep Dodge Stockton	8/06	Stockton-on-Tees, England	Chrysler, Jeep, Dodge
Mercedes-Benz of Carlisle	8/06	Cumbria, England	Mercedes-Benz
Mercedes-Benz of Newcastle	8/06	Cleveland, England	Mercedes-Benz
Mercedes-Benz of Stockton	8/06	Stockton-on-Tees, England	Mercedes-Benz
Mercedes-Benz of Sunderland	8/06	Sunderland, England	Mercedes-Benz
Rydale BMW/MINI Cardiff	8/06	South Glamorgan, Wales	BMW/MINI

Dealership	Date Opened or Acquired	Location	Franchises
Rydale BMW/MINI Central	8/06	West Midlands, England	BMW/MINI
Rydale BMW/MINI Newport	8/06	Newport, South Wales	BMW/MINI
Rydale BMW/MINI Sutton	8/06	West Midlands, England	BMW/MINI
Rydale BMW/MINI Warley	8/06	West Midlands, England	BMW/MINI

In 2005 and 2006, we disposed of 22 and 23 dealerships, respectively, that we believe were not integral to our strategy or operations. We expect to continue to pursue acquisitions, selected dispositions and related transactions in the future.

Dealership Operations

Franchises. The following charts reflect our franchises by location and our dealership mix by franchise as of February 1, 2007:

Location	Franchises
Arizona	20
Arkansas	14
California	26
Connecticut	4
Florida	10
Georgia	4
Indiana	2
Michigan	8
Minnesota	2
Mississippi	2
Nevada	2
New Jersey	19
New York	4
Ohio	7
Oklahoma	9
Puerto Rico	15
Rhode Island	10
Tennessee	3
Texas	3
Virginia	5
Total Domestic	169
United Kingdom	130
Germany	15
Total Foreign	145
Total Worldwide	314

Franchises	U.S.	Non-U.S.	Total
Daimler Chrysler	22	39	61
Toyota/Lexus	34	13	47
Ford/PAG	21	24	45
BMW/MINI	10	35	45
General Motors	18	—	18
Honda/Acura	26	1	27
Nissan/Infiniti	9	—	9
Audi	7	8	15
Porsche	5	4	9
Others	17	21	38
Total	169	145	314

Management. Each dealership or group of dealerships has independent operational and financial management responsible for day-to-day operations. We believe experienced local managers are better qualified to make day-to-day decisions concerning the successful operation of a dealership and can be more responsive to our customers' needs. We seek local dealership management that not only has experience in the automotive industry, but also is familiar with the local dealership's market. We also have regional management that oversees operations at the individual dealerships and supports the dealerships operationally and administratively.

New Vehicle Retail Sales. In 2006, we sold 183,370 new vehicles which generated 60.8% of our retail revenue and 32.3% of our retail gross profit. We sell over forty brands of domestic and import family, sports and premium cars, light trucks and sport utility vehicles through 314 franchises in nineteen U.S. states, Puerto Rico, the U.K. and Germany. As of February 1, 2007, we sold the following brands: Acura, Alpina, Aston Martin, Audi, BMW, Buick, Cadillac, Chevrolet, Chrysler, Dodge, Ferrari, Ford, GMC Truck, Honda, HUMMER, Hyundai, Infiniti, Jaguar, Jeep, Lamborghini, Land Rover, Lexus, Lincoln-Mercury, Lotus, Maybach, Mazda, Maserati, Mercedes Benz, MINI, Nissan, Pontiac, Porsche, Rolls Royce, Bentley, SAAB, Scion, smart, Subaru, Suzuki, Toyota, Volvo and Volkswagen.

Our customers finance their purchases of new and used vehicles through both traditional financing sources and consumer automobile leasing companies. Lease transactions are typically provided to consumers by short term financing sources. We believe leases also provide the opportunity to obtain repeat business from customers on a more regular basis than traditional purchase transactions because leases are typically of a short duration.

Our new vehicles are typically acquired by our dealerships directly from the manufacturer. We strive to maintain good relations with the automotive manufacturers, which we believe is supported by our long-term presence in the automotive retail market, the reputation of our management team and our consistent high sales volume from our dealerships. Our dealerships finance the purchase of new vehicles from the manufacturers through floor plan financing provided by various manufacturers' captive finance companies.

Used Vehicle Retail Sales. In 2006, we sold 88,723 used vehicles, which generated 24.7% of our retail revenue and 12.7% of our retail gross profit. We generally acquire used vehicles from various sources including, auctions open only to authorized new vehicle dealers, public auctions, trade-ins in connection with new purchases and lease expirations or terminations. Leased vehicles returned at the end of the lease provide us with low mileage, late model vehicles for our used vehicle sales operations. We clean, repair and recondition, as necessary, all used vehicles we acquire for resale generally at our own service facilities.

We believe growth opportunities relating to used vehicle sales exist in part because of the availability of high-quality, low-mileage, late model used vehicles, along with the proliferation of manufacturer certification processes for these vehicles. To improve customer confidence in our used vehicle inventory, each of our dealerships participates in all available manufacturer certification processes for used vehicles. If certification is obtained, the used vehicle owner is typically provided benefits and warranties similar to those offered to new vehicle owners by the applicable manufacturer. Since warranty work can only be performed at franchised dealerships, we believe we may benefit from the opportunity to retain these customers as service and parts customers. In addition, we offer for sale third-party extended service contracts on all of our used vehicles.

Some vehicles acquired through trade-ins or originally intended for sale in our used vehicle operations are instead sold via auction. Through our scale in many markets, we have implemented closed-bid auctions that allow us to bring a large number of vehicles from different franchises to a central market for other dealers or wholesalers to purchase. We believe this strategy has resulted in greater operating efficiency and helped to reduce costs associated with maintaining optimal inventories.

Vehicle Finance, Extended Service and Insurance Sales. Finance and insurance sales represented 2.4% of our retail revenue and 14.7% of our retail gross profit in 2006. At our customers' option, our dealerships can arrange third-party financing for our customers' vehicle purchases. As compensation we receive a portion of the cost of financing paid by the customer for each financed sale. While these services are generally non-recourse to us, we are subject to chargebacks in certain circumstances such as default under a financing arrangement or other circumstances. We provide training to our finance and insurance personnel to help assure compliance with internal policies and procedures, as well as applicable state regulations. We also impose limits on the amount of revenue per transaction we may receive from certain finance products as part of our compliance efforts. We also offer for sale other aftermarket products, such as Sirius Satellite Radio, cellular phones, security systems and protective coatings.

We offer our customers various vehicle warranty and extended protection products, including extended warranties, maintenance programs, guaranteed auto protection (known as "GAP," this protection covers the shortfall between a customer's loan balance and insurance payoff in the event of a casualty), lease "wear and tear" insurance and theft protection products at competitive prices. The vehicle warranty and extended protection products that our dealerships currently offer to customers are underwritten by independent third parties, including the vehicle manufacturers' captive finance subsidiaries. We also are subject to chargebacks in connection with the sale of certain of these products.

Service and Parts Sales. Service and parts sales represented 12.1% of our retail revenue and 40.3% of our retail gross profit in 2006. We generate service and parts sales for warranty and non-warranty work at each of our dealerships, primarily relating to the vehicle models sold at that dealership. Our service and parts revenues have increased each year, we believe in large part due to our increased service capacity, coupled with the increasingly complex technology used in vehicles, which makes it difficult for independent repair facilities to maintain and repair today's automobiles. As part of our agreements with our manufacturers, we obtain all the necessary equipment required by the manufacturer to service and maintain each make of vehicle sold at each of our dealerships.

A goal of each of our dealerships is to make each vehicle purchaser a customer of our service and parts department. Our dealerships keep detailed records of our customers' maintenance and service histories, and many dealerships send reminders to customers when vehicles are due for periodic maintenance or service. Many of our dealerships have extended evening and weekend service hours for the convenience for our customers. We also operate 26 collision repair centers, each of which is operated as an integral part of our dealership operations.

Internet Presence. According to industry analysts, the majority of car buyers nationwide will consult the Internet for new and pre-owned automotive information. In order to attract customers and enhance our customer service, each of our dealerships maintains its own website. Our corporate website, www.unitedauto.com, provides a link to each of our dealership websites allowing consumers to source information and communicate directly with our dealerships locally.

In the U.S., all of our dealership websites are presented in common formats (except where otherwise required by manufacturers) which helps to minimize costs and provide a consistent image across dealerships. In addition, many automotive manufacturers' websites provide links to our dealership websites.

The Internet is generating better-informed consumers and improving the efficiency of the sales process. Using our dealership websites, consumers can review our inventory for vehicles that meet their model and feature requirements and price range. Our websites provide detailed information for the purchase process, including photos, prices, promotions, specifications, reviews, tools to schedule service appointments and financial applications. We believe these features make it easier for consumers to meet all of their automotive research needs. Customers can contact dedicated Internet sales consultants on line via www.unitedauto.com or the dealership websites.

We have also partnered with CarsDirect.com, a leading online car buying service that provides consumers with a full menu of research features. Consumers can also use CarsDirect.com to either buy a vehicle online or be sent to a network of dealerships in their market, including most of our dealerships. Research features include detailed safety ratings and reviews, financing, extended warranties, insurance quotes, anti-theft products and trade-in appraisals.

Outside the U.S. Sytner Group, our U.K. subsidiary, is one of the leading retailers of premium vehicles in the U.K. As of February 1, 2007, Sytner operated 130 franchises, including: Alpina, Audi, Bentley, BMW, Chrysler, Dodge, Ferrari, Honda, Jaguar, Jeep, Lamborghini, Land Rover, Lexus, Maserati, Mercedes-Benz, MINI, Porsche, Rolls Royce, Saab, smart, Toyota, and Volvo. Revenues attributable to Sytner Group for the years ended December 31, 2006, 2005 and 2004 were $3.4 billion, $2.8 billion and $2.4 billion, respectively. Our other operations outside the U.S. consist of fifteen wholly-owned franchises in Germany, as well as joint venture investments in Germany and Mexico which operate 25 franchises representing Audi, BMW, Lexus, MINI, Toyota, and Volkswagen.

The following is a list of all of our dealerships as of February 1, 2007:

U.S. DEALERSHIPS

ARIZONA

Acura North Scottsdale
Audi North Scottsdale
BMW North Scottsdale
Jaguar North Scottsdale
Jaguar Scottsdale
Land Rover North Scottsdale
Land Rover Scottsdale
Lexus of Chandler
Mercedes-Benz of Chandler
MINI North Scottsdale
Porsche North Scottsdale
Rolls-Royce Scottsdale
Scottsdale Aston Martin
Scottsdale Audi
Scottsdale Bentley
Scottsdale Ferrari Maserati
Scottsdale Lexus
Tempe Honda
Volkswagen North Scottsdale
Volvo North Scottsdale

ARKANSAS

Acura of Fayetteville
Chevrolet/HUMMER of Fayetteville
Honda of Fayetteville
Landers Chevrolet HUMMER
Landers Chrysler Jeep Dodge
Landers Ford Lincoln Mercury
Toyota-Scion of Fayetteville

CALIFORNIA

Acura of Escondido
Aston Martin of San Diego
Audi Escondido
Audi Stevens Creek
BMW of San Diego
Capitol Honda
Cerritos Buick Pontiac HUMMER GMC
Honda Mission Valley
Honda North
Honda of Escondido
Jaguar Kearny Mesa
Kearny Mesa Acura
Kearny Mesa Toyota-Scion
Lexus Kearny Mesa
Los Gatos Acura
Marin Honda
Mazda of Escondido
Mercedes-Benz of San Diego (& Maybach)
Penske Cadillac HUMMER South Bay
Porsche of Stevens Creek

CONNECTICUT

Audi of Fairfield
Honda of Danbury
Mercedes-Benz of Fairfield
Porsche of Fairfield

FLORIDA

Central Florida Toyota-Scion
Citrus Chrysler Jeep Dodge
Palm Beach Mazda
Palm Beach Subaru
Palm Beach Toyota-Scion
West Palm Nissan

GEORGIA

Atlanta Toyota-Scion
Honda Mall of Georgia
United BMW of Gwinnett
United BMW of Roswell

INDIANA

Penske Chevrolet
Penske Honda

MICHIGAN

Honda Bloomfield
Rinke Cadillac
Rinke Pontiac GMC Truck
Rinke Toyota-Scion
Toyota-Scion of Waterford

MINNESOTA

Motorwerks BMW/MINI

MISSISSIPPI

Landers Dodge
Landers Nissan

NEW JERSEY

Acura of Turnersville
BMW of Turnersville
Chevrolet HUMMER Cadillac of Turnersville
DiFeo BMW
Ferrari Maserati of Central New Jersey
Gateway Toyota-Scion
Honda of Turnersville
Hudson Nissan
Hudson Toyota-Scion
Hyundai of Turnersville
Lexus of Bridgewater
Nissan of Turnersville
Toyota-Scion of Turnersville

NEW YORK

Honda of Nanuet
Mercedes-Benz of Nanuet
Westbury Toyota-Scion

NEVADA

Penske Wynn Ferrari Maserati

OHIO

Honda of Mentor
Infiniti of Bedford
Maserati of Cleveland
Mercedes-Benz of Bedford
Nissan of North Olmsted
Toyota-Scion of Bedford

OKLAHOMA

Jaguar of Tulsa
Lincoln Mercury of Tulsa (4111 S Memorial)
Lincoln Mercury of Tulsa (9607 S. Memorial)
United Ford North
United Ford South
United HUMMER of Tulsa
Volvo of Tulsa

RHODE ISLAND

Inskip Acura
Inskip Audi
Inskip Autocenter (Mercedes-Benz)
Inskip Bentley Providence
Inskip BMW
Inskip Infiniti
Inskip Lexus
Inskip Nissan
Inskip Porsche
Inskip Volvo

TENNESSEE

Landers Ford of Memphis
Wolfchase Toyota-Scion

TEXAS

BMW of Austin
Goodson Honda North
Goodson Honda West

VIRGINIA

Aston Martin of Tysons Corner
Audi of Tysons Corner
Mercedes-Benz of Tysons Corner (& Maybach)
Porsche of Tysons Corner

NON-U.S. DEALERSHIPS

UNITED KINGDOM

- Bentley Lamborghini Birmingham
- Bentley Lamborghini Edinburgh
- Bentley Manchester
- Bradford Audi
- Graypaul Edinburgh (Ferrari/Maserati)
- Graypaul Nottingham (Ferrari/Maserati)
- Guildford Audi
- Guy Salmon Jaguar Ascot
- Guy Salmon Jaguar Coventry
- Guy Salmon Jaguar Gatwick
- Guy Salmon Jaguar Maidstone
- Guy Salmon Jaguar Northampton
- Guy Salmon Jaguar Oxford
- Guy Salmon Jaguar Stratford (After Sales)
- Guy Salmon Jaguar Thames Ditton
- Guy Salmon Land Rover Ascot
- Guy Salmon Land Rover Coventry
- Guy Salmon Land Rover Gatwick
- Guy Salmon Land Rover Knutsford
- Guy Salmon Land Rover Leeds
- Guy Salmon Land Rover Maidstone
- Guy Salmon Land Rover Portsmouth
- Guy Salmon Land Rover Sheffield
- Guy Salmon Land Rover Stockport
- Guy Salmon Land Rover Stratford-upon-Avon
- Guy Salmon Land Rover Thames Ditton
- Guy Salmon Land Rover Wakefield
- Harrogate Audi
- Kings Bristol Chrysler Jeep Dodge
- Kings Cheltenham & Gloucester (Chrysler, Jeep, Dodge)
- Kings Manchester (Chrysler, Jeep, Dodge)
- Kings Swindon (Chrysler, Jeep, Dodge)
- Leeds Audi
- Lexus Birmingham
- Lexus Bristol
- Lexus Cardiff
- Lexus Leicester
- Lexus Milton Keynes
- Lexus Oxford
- Mayfair Audi
- Mercedes-Benz of Bath
- Mercedes-Benz of Bedford
- Mercedes-Benz of Carlisle
- Mercedes-Benz of Cheltenham and Gloucester
- Mercedes-Benz of Cribbs Causeway
- Mercedes-Benz of Kettering
- Mercedes-Benz of Milton Keynes
- Mercedes-Benz of Newbury
- Mercedes-Benz of Northampton
- Mercedes-Benz of Sunderland
- Mercedes-Benz of Teesside
- Mercedes-Benz of Weston-Super-Mare
- Mercedes-Benz/smart of Bristol
- Mercedes-Benz/smart of New Castle
- Mercedes-Benz/smart of Swindon
- Oxford Saab
- Porsche Centre Edinburgh
- Porsche Centre Glasgow
- Porsche Centre Mid-Sussex
- Porsche Centre Silverstone
- Reading Audi
- Redhill Honda
- Rolls-Royce Motor Cars Sunningdale
- Rydale BMW/MINI Cardiff
- Rydale BMW/MINI Central
- Rydale BMW/MINI Newport
- Rydale BMW/MINI Sutton
- Rydale BMW/MINI Warley
- Ryfield Chrysler Jeep Dodge New Castle
- Ryfield Chrysler Jeep Dodge Stockton
- Slough Audi
- smart North East Stockton
- smart of Milton Keynes
- Sytner Canary Wharf (BMW/MINI)
- Sytner Chigwell (BMW/MINI)
- Sytner Coventry (BMW/MINI)
- Sytner Harold Wood (BMW/MINI)
- Sytner High Wycombe (BMW)
- Sytner Leicester (BMW/MINI)
- Sytner Nottingham (BMW/MINI, Alpina)
- Sytner Rolls-Royce Motor Cars
- Sytner Sheffield (BMW/MINI)
- Sytner Solihull (BMW/MINI)
- Sytner Sunningdale (BMW/MINI)
- Tollbar Coventry (Volvo)
- Tollbar Twickenham (Volvo)
- Tollbar Warwick (Volvo)
- Toyota World Birmingham
- Toyota World (Bridgend)
- Toyota World (Bristol North)
- Toyota World (Bristol South)
- Toyota World (Cardiff)
- Toyota World (Newport)
- Toyota World (Tamworth)
- Victoria Audi (After Sales)
- Wakefield Audi
- West London Audi

GERMANY

- Autohaus Augsburg (BMW(4)/MINI)
- Tamsen, Bremen (Aston Martin, Bentley, Ferrari, Maserati, Rolls-Royce)
- Tamsen, Hamburg (Aston Martin, Ferrari, Lamborghini, Maserati, Rolls-Royce)

PUERTO RICO

- Lexus de San Juan
- Triangle Chrysler, Dodge, Jeep, Honda del Oeste
- Triangle Chrysler, Dodge, Jeep de Ponce
- Triangle Honda 65 de Infanteria
- Triangle Honda-Suzuki de Ponce
- Triangle Mazda de Ponce
- Triangle Nissan del Oeste
- Triangle Toyota-Scion de San Juan

We also own approximately 50% of the following dealerships:

GERMANY

- Aix Automobile (Toyota, Lexus)
- Audi Zentrum Aachen
- Autohaus Krings (Volkswagon)
- Autohaus Nix (Frankfurt) (Toyota, Lexus)
- Autohaus Nix (Offenbach) (Toyota, Lexus)
- Autohaus Nix (Wachtersbach) (Toyota, Lexus)
- Autohaus Piper (Volkswagen)
- Autohaus Reisacher (Krunback) (BMW)
- Autohaus Reisacher (Memmingen) (BMW, MINI)
- Autohaus Reisacher (Ulm) (BMW, MINI)
- Autohaus Reisacher (Vöhringen) (BMW)
- J-S Auto Park Stolberg (Volkswagen)
- TCD (Toyota)
- Volkswagen Zentrum Aachen
- Wolff & Meir (Volkswagen)

MEXICO

- Toyota de Aguascalientes
- Toyota de Lindavista
- Toyota de Monterrey

Management Information Systems

We consolidate financial, accounting and operational data received from our U.S. dealers through an exclusive private communications network. Dealership data is gathered and processed through individual dealer systems utilizing The Reynolds and Reynolds Company dealer management systems. Each dealership is allowed to tailor the operational capabilities of that system locally, but we require that they follow our standardized accounting procedures. Our U.S. network allows us to extract and aggregate information from the system in a consistent format to generate consolidating financial and operational data. The system also allows us to access detailed information for each dealership in the U.S. individually, as a group, or on a consolidated basis. Information we can access includes, among other things, inventory, cash, unit sales, the mix of new and used vehicle sales and sales of aftermarket products and services. Our ability to access this data allows us to continually analyze these dealerships' operating results and financial position so as to identify areas for improvement. Our technology also enables us to quickly integrate dealerships or dealership groups we acquire in the U.S.

Our foreign dealership financial, accounting and operational data is processed through dealer management systems provided by a number of local software providers. Financial and operational information is aggregated following U.S. policies and accounting requirements, and is reported in our U.S. reporting format to ensure consistency of results among our worldwide operations.

Marketing

We believe that our marketing programs have contributed to our sales growth. Our advertising and marketing efforts are focused at the local market level, with the aim of building our retail vehicle business, as well as repeat sales and service business. We utilize many different media for our marketing activities, including newspapers, direct mail, magazines, television, radio and the Internet. We also assist our local management in running special marketing events to generate sales such as tent sales or local product placement. Automobile manufacturers supplement our local and regional advertising efforts by producing large advertising campaigns to support their brands, promote attractive financing packages and draw traffic to local area dealerships. We believe that our scale has enabled us to obtain favorable terms from suppliers and advertising media, and should enable us to realize continued cost savings in marketing. In an effort to realize increased efficiencies, we are focusing on common marketing metrics and business practices across our dealerships, as well as negotiating enterprise arrangements for many marketing resources.

Agreements with Vehicle Manufacturers

Each of our dealerships operates under separate franchise agreements with the manufacturers of each brand of vehicle sold at that dealership. These agreements contain provisions and standards governing almost every aspect of the dealership, including ownership, management, personnel, training, maintenance of minimum working capital and in some cases net worth, maintenance of minimum lines of credit, advertising and marketing, facilities, signs, products and services, acquisitions of other dealerships (including restrictions on how many dealerships can be acquired or operated in any given market), maintenance of minimum amounts of insurance, achievement of minimum customer service standards and monthly financial reporting. Typically, the dealership principal and/or the owner of a dealership may not be changed without the manufacturer's consent.

In exchange for complying with these provisions and standards, we are granted the non-exclusive right to sell the manufacturer's brand of vehicles and related parts and services at our dealerships. The agreements also grant us a non-exclusive license to use each manufacturer's trademarks, service marks and designs in connection with our sales and service of its brands at our dealerships. Some of our franchise agreements expire after a specified period of time, ranging from one to five years. The agreements also permit the manufacturer to terminate or not renew the agreement for a variety of causes, including failure to adequately operate the dealership, insolvency or bankruptcy, impairment of the dealer's reputation or financial standing, changes in the dealership's management, owners or location without consent, sales of the dealership's assets without consent, failure to maintain adequate working capital or floor plan financing, changes in the dealership's financial or other condition, failure to submit required information to the manufacturer on a timely basis, failure to have any permit or license necessary to operate the dealership, and material breaches of other provisions of the agreement. These termination rights are subject to applicable state franchise laws that limit a manufacturer's right to terminate a franchise. Many agreements grant the manufacturer a security interest in the vehicles and/or parts sold by the manufacturer to the dealership.

Our agreements with manufacturers usually give the manufacturers the right, in some circumstances (including upon a merger, sale, or change of control of the company, or in some cases a material change in our business or capital structure), to acquire from us, at fair market value, the dealerships that sell the manufacturers' brands. In particular, our agreement with General Motors Corporation provides that, upon a proposed sale of 20% or more of our voting stock to any other person or entity (other than for passive investment) or another manufacturer, an extraordinary corporate transaction (such as a merger, reorganization or sale of a material amount of assets) or a change of control of our board of directors, General Motors has the right to acquire at fair market value, all assets, properties and business of any General Motors dealership owned by us. In addition, General Motors has a right of first refusal if we propose to sell any of our General Motors dealerships to a third party. Some of our agreements with other major manufacturers contain provisions similar to the General Motors provisions. Some of the agreements also prohibit us from pledging, or impose significant limitations on our ability to pledge, the capital stock of some of our subsidiaries to lenders.

Competition

For new vehicle sales, we compete primarily with other franchised dealers in each of our marketing areas. We do not have any cost advantage in purchasing new vehicles from manufacturers, and typically we rely on our world-class facilities, advertising and merchandising, management experience, sales expertise, service reputation and the location of our dealerships to sell new vehicles. Each of our markets may include a number of well-capitalized competitors that also have extensive automobile dealership managerial experience and strong retail locations and facilities.

We compete with dealers that sell the same brands of new vehicles that we sell and with dealers that sell other brands of new vehicles that we do not represent in a particular market. Our new vehicle dealership competitors have franchise agreements with the various vehicle manufacturers and, as such, generally have access to new vehicles on the same terms as us. In recent years, automotive dealers have also faced increased competition in the sale of new vehicles from on-line purchasing services and warehouse clubs. Due to lower overhead and sales costs, these companies may be willing to offer products at lower prices than franchised dealers.

For used vehicle sales, we compete with other franchised dealers, independent used vehicle dealers, automobile rental agencies, on-line purchasing services, private parties and used vehicle "superstores" for the procurement and resale of used vehicles.

We believe that the principal competitive factors in vehicle sales are the marketing campaigns conducted by manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. We believe that our dealerships are competitive in all of these areas.

We compete with other franchised dealers to perform warranty repairs and with other automotive dealers, franchised and non-franchised service center chains, and independent garages for non-warranty repair and routine maintenance business. We compete with other automotive dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, facility location, the familiarity with a manufacturer's brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than our prices.

According to various industry sources, the automotive retail industry is currently served by approximately 21,500 franchised automotive dealerships, over 50,000 independent used vehicle dealerships and individual consumers who sell used vehicles in private transactions. Several other companies have established national or regional automotive retail chains. Additionally, vehicle manufacturers have historically engaged in the retail sale and service of vehicles, either independently or in conjunction with their franchised dealerships, and may do so on an expanded basis in the future, subject to various state laws that restrict or prohibit manufacturer ownership of dealerships.

We believe that a growing number of consumers are utilizing the Internet, to differing degrees, in connection with the purchase of vehicles. Accordingly, we may face increased pressure from on-line automotive websites, including those developed by automobile manufacturers and other dealership groups. Consumers use the Internet to compare prices for vehicles and related services, which may result in reduced margins for new vehicles, used vehicles and related services.

Employees and Labor Relations

As of December 31, 2006, we employed approximately 15,800 people, approximately 465 of whom were covered by collective bargaining agreements with labor unions. We consider our relations with our employees to be satisfactory. Our policy is to motivate our key managers through, among other things, variable compensation programs tied principally to dealership profitability and our equity incentive compensation plans. Due to our reliance on vehicle manufacturers, we may be adversely affected by labor strikes or work stoppages at the manufacturers' facilities.

Regulation

We operate in a highly regulated industry. A number of regulations affect our business of marketing, selling, financing and servicing automobiles. We actively make efforts to assure compliance with these regulations. Under the laws of the jurisdictions in which we currently operate or into which we may expand, we typically must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service, including dealer, sales, finance and insurance-related licenses issued by relevant authorities. These laws also regulate our conduct of business, including our advertising, operating, financing, employment and sales practices. Other laws and regulations include franchise laws and regulations, extensive laws and regulations applicable to new and used motor vehicle dealers, as well as wage-hour, anti-discrimination and other employment practices laws.

Our operations may also be subject to consumer protection laws known in the U.S. as "Lemon Laws". These laws typically require a manufacturer or dealer to replace a new vehicle or accept it for a full refund within a period of time after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Various laws require various written disclosures to be provided on new vehicles, including mileage and pricing information. Imported automobiles may be subject to customs duties and, in the ordinary course of our business, we may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges.

Our financing activities with customers are subject to federal truth-in-lending, consumer leasing equal credit opportunity and similar regulations as well as motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some jurisdictions regulate finance fees that may be paid as a result of vehicle sales. In recent years, private plaintiffs and state attorneys general in the U.S. have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles.

In the U.S., we also benefit from the protection of numerous state dealer laws that generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or to attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or non-renewal. Europe generally does not have these laws and, as a result, our European dealerships operate without these protections.

Environmental Matters

We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the operation and removal of aboveground and underground storage tanks, the use, handling, storage and disposal of hazardous substances and other materials and the investigation and remediation of contamination. As with automotive dealerships generally, and service, parts and body shop operations in particular, our business involves the generation, use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, refrigerant, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Similar to many of our competitors, we have incurred and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

Our operations involving the management of hazardous and other environmentally sensitive materials are subject to numerous requirements. Our business also involves the operation of storage tanks containing such materials. Storage tanks are subject to periodic testing, containment, upgrading and removal under applicable law. Furthermore, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks. In addition, water quality protection programs govern certain discharges from some of our operations. Similarly, certain air emissions from our operations, such as auto body painting, may be subject to relevant laws. Various health and safety standards also apply to our operations.

We may also have liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and comparable statutes. These statutes impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Responsible parties under these statutes may include the owner or operator of the site where the contamination occurred and companies that disposed or arranged for the disposal of the hazardous substances released at these sites.

We believe that we do not have any material environmental liabilities and that compliance with environmental laws and regulations will not, individually or in the aggregate, have a material adverse effect on our results of operations, financial condition or cash flows. However, soil and groundwater contamination is known to exist at certain of our current or former properties. Further, environmental laws and regulations are complex and subject to change. In addition, in connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. Compliance with current, amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us, and such expenditures could be material.

Insurance

Due to the nature of the automotive retail industry, automotive retail dealerships generally require significant levels of insurance covering a broad variety of risks. The business is subject to substantial risk of property loss due to the significant concentration of property values at dealership locations, including vehicles and parts. Other potential liabilities arising out of our operations involve claims by employees, customers or third parties for personal injury or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements.

As a result, we purchase insurance subject to specified deductibles and significant loss retentions, including umbrella and excess insurance policies. The level of risk we retain may change in the future as insurance market conditions or other factors affecting the economics of purchasing insurance change. Based on the coverage of our existing policies, we could be exposed to uninsured or underinsured losses, including as a result of our deductibles and significant loss retentions, that could have a material adverse effect on our results of operations, financial condition or cash flows. We and Penske Corporation, which is our largest stockholder, have entered into a joint insurance agreement which provides that, with respect to our joint insurance policies (which includes our property policy), available coverage with respect to a loss shall be paid to each party as stipulated in the policies. In the event of losses by us and Penske Corporation in excess of the limit of any policy during a policy period, the total policy proceeds will be allocated based on the ratio of premiums paid. For information regarding our relationship with Penske Corporation, see Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations-Related Party Transactions."

Seasonality

Our business is modestly seasonal overall. Our U.S. operations generally experience higher volumes of vehicle sales in the second and third quarters of each year due in part to consumer buying trends and the introduction of new vehicle models. Also, demand for cars and light trucks is generally lower during the winter months than in other seasons, particularly in regions of the United States where dealerships may be subject to severe winters. The greatest U.S. seasonality exists at the dealerships we operate in northeastern and upper mid-western states, for which the second and third quarters are the strongest with respect to vehicle-related sales. Our U.K. operations generally experience higher volumes of vehicle sales in the first and third quarters of each year, due primarily to vehicle registration practices in the U.K. The service and parts business at all dealerships experience relatively modest seasonal fluctuations.

Available Information

For selected financial information concerning our U.S. and non-U.S. sales and assets, see the notes to our consolidated financial statements included in Item 8 of this report. Our Internet website address is www.unitedauto.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website under the tab "Investor Relations" as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. We also make available on our website copies of materials regarding our corporate governance policies and practices, including our Corporate Governance Guidelines; our Code of Business Ethics; and the charters relating to the committees of our Board of Directors. You also may obtain a printed copy of the foregoing materials by sending a written request to: Investor Relations, United Auto Group, Inc., 2555 Telegraph Road, Bloomfield Hills, MI 48302. The information on or linked to our website is not part of this document. We plan to disclose waivers, if any, for our executive officers or directors from our code of conduct on our website, www.unitedauto.com. We are incorporated in the state of Delaware and began dealership operations in October 1992. We submitted to the New York Stock Exchange its required annual CEO certification in 2006 without qualification and have filed all required certifications under section 302 of the Sarbanes-Oxley Act as exhibits to this annual report on Form 10-K relating to 2006.

Item 1A. ***Risk Factors***

Risks Relating to Automotive Manufacturers

Automotive manufacturers exercise significant control over our operations and we depend on them in order to operate our business.

Each of our dealerships operates under franchise agreements with automotive manufacturers or related distributors. We are dependent on automotive manufacturers because, without a franchise agreement, we cannot operate a new vehicle franchise or perform manufacturer authorized service.

Manufacturers exercise a great degree of control over the operations of our dealerships. For example, manufacturers can require our dealerships to meet specified standards of appearance, require individual dealerships to meet specified financial criteria such as maintenance of minimum net working capital and, in some cases, minimum net worth, impose minimum customer service and satisfaction standards, set standards regarding the maintenance of vehicle and parts inventories, restrict the use of manufacturers' names and trademarks and, in many cases, must consent to the replacement of the dealership principal.

Our franchise agreements may be terminated or not renewed by automotive manufacturers for a variety of reasons, including unapproved changes of ownership or management and other material breaches of the franchise agreements. We have, from time to time, not been compliant with various provisions of some of our franchise agreements. Although we believe that we will be able to renew at expiration all of our existing franchise agreements, if any of our significant existing franchise agreements or a large number of franchise agreements are not renewed or the terms of any such renewal are materially unfavorable to us, our results of operations, financial condition or cash flows could be materially adversely affected. In addition, actions taken by manufacturers to exploit their bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also materially adversely affect our results of operations, financial condition or cash flows.

While U.S. franchise laws give us limited protection in selling a manufacturer's product within a given geographic area, our franchise agreements do not give us the exclusive right to sell vehicles within a given area and the location of a significant number of new dealerships near our existing dealerships could materially adversely affect our results of operations, financial condition or cash flows.

We depend on manufacturers to provide us with a desirable mix of popular new vehicles, which tends to produce the highest profit margins. Manufacturers generally allocate their vehicles among dealerships based on the sales history of each dealership. Our inability to obtain sufficient quantities of the most popular models, whether due to sales declines at our dealerships or otherwise, could materially adversely affect our results of operations, financial condition or cash flows.

Our volumes and profitability may be adversely affected if automotive manufacturers reduce or discontinue their incentive programs.

Our dealerships depend on the manufacturers for sales incentives, warranties and other programs that promote and support vehicle sales at our dealerships. Some of these programs include customer rebates, dealer incentives, special financing or leasing terms and warranties. Manufacturers frequently change their incentive programs. If manufacturers reduce or discontinue incentive programs, our results of operations, financial condition or cash flows could be materially adversely affected.

Adverse conditions affecting one or more automotive manufacturers may negatively impact our revenues and profitability.

Our success depends on the overall success of the line of vehicles that each of our dealerships sells. As a result, our success depends to a great extent on the automotive manufacturers' financial condition, marketing, vehicle design, production and distribution capabilities, reputation, management and labor relations. For 2006, Toyota/Lexus brands, BMW/MINI, Honda/Acura, DaimlerChrysler brands and Ford/Premier Auto Group accounted for 21%, 18%, 16%, 11% and 10%, respectively, of our total revenues. A significant decline in the sale of new vehicles manufactured by these manufacturers, or the loss or deterioration of our relationships with one or more of these manufacturers, could materially adversely affect our results of operations, financial condition or cash flows. No other manufacturer accounted for more than 10% of our total revenues for 2006.

Events such as labor strikes that may adversely affect a manufacturer may also materially adversely affect us, especially if these events were to interrupt the supply of vehicles or parts to us. Similarly, the delivery of vehicles from manufacturers at a time later than scheduled, which may occur particularly during periods of new product introductions, has led, and in the future could lead, to reduced sales during those periods. In addition, any event that causes adverse publicity involving one or more automotive manufacturers or their vehicles may materially adversely affect our results of operations, financial condition or cash flows.

Our failure to meet manufacturers' consumer satisfaction requirements may adversely affect us.

Many manufacturers measure customers' satisfaction with their sales and warranty service experiences through systems that are generally known as customer satisfaction indices, or CSI. Manufacturers sometimes use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions. Certain of our dealerships have had difficulty from time to time in meeting their manufacturers' CSI standards. We may be unable to meet these standards in the future. A manufacturer may refuse to consent to a franchise acquisition by us if our dealerships do not meet their CSI standards. This could materially adversely affect our acquisition strategy. In addition, because we receive payments from the manufacturers based in part on CSI scores, future payments could be materially reduced or eliminated if our CSI scores decline.

Automotive manufacturers impose limits on our ability to issue additional equity and on the ownership of our common stock by third parties, which may hamper our ability to meet our financing needs.

A number of manufacturers impose restrictions on the sale and transfer of our common stock. The most prohibitive restrictions provide that, under specified circumstances, we may be forced to sell or surrender franchises (1) if a competing automotive manufacturer acquires a 5% or greater ownership interest in us or (2) if an individual or entity that has a criminal record in connection with business dealings with any automotive manufacturer, distributor or dealer or who has been convicted of a felony acquires a 5% or greater ownership interest in us. Further, several manufacturers have the right to approve the acquisition by a third party of 20% or more of our common stock, and a number of manufacturers continue to prohibit changes in ownership that may affect control of our company.

Actions by our stockholders or prospective stockholders that would violate any of the above restrictions are generally outside our control. If we are unable to obtain a waiver or relief from these restrictions, we may be forced to terminate or sell one or more franchises, which could materially adversely affect our results of operations, financial condition or cash flows. These restrictions also may prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. These restrictions also may impede our ability to raise required capital or our ability to acquire dealership groups using our common stock may also be inhibited.

Risks Relating to our Acquisition Strategy

Growth in our revenues and earnings depends substantially on our ability to acquire and successfully operate new dealerships.

While we expect to acquire new dealerships, we cannot guarantee that we will be able to identify and acquire additional dealerships in the future. Moreover, acquisitions involve a number of risks, including:

- integrating the operations and personnel of the acquired dealerships;
- operating in new markets with which we are not familiar;
- incurring unforeseen liabilities at acquired dealerships;
- disruption to our existing businesses;
- failure to retain key personnel of the acquired dealerships;
- impairment of relationships with employees, manufacturers and customers; and
- incorrectly valuing acquired entities.

In addition, integrating acquired dealerships into our existing mix of dealerships may result in substantial costs, diversion of our management resources or other operational or financial problems. Unforeseen expenses, difficulties and delays frequently encountered in connection with the integration of acquired entities and the rapid expansion of operations could inhibit our growth, result in our failure to achieve acquisition synergies and require us to focus resources on integration rather than other more profitable areas.

Acquired entities may subject us to unforeseen liabilities that we are unable to detect prior to completing the acquisition, or liabilities that turn out to be greater than those we had expected. These liabilities may include liabilities that arise from non-compliance with environmental laws by prior owners for which we, as a successor owner, will be responsible. Until we assume operating control of acquired entities, we may not be able to ascertain the actual value of the acquired entity.

We may be unable to identify acquisition candidates that would result in the most successful combinations, or complete acquisitions on acceptable terms on a timely basis. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions. Further, covenants contained in our debt instruments impose limitations on our ability to acquire additional dealerships and future debt instruments may impose additional restrictions. Furthermore, we have sold and may in the future sell dealerships based on numerous factors, which may impact our future revenues and earnings, particularly if we do not make acquisitions to replace such revenues and earnings.

Manufacturers' restrictions on acquisitions may limit our future growth.

Our future growth via acquisition of automotive dealerships will depend on our ability to obtain the requisite manufacturer approvals. The relevant manufacturer must consent to any franchise acquisition and it may not consent in a timely fashion or at all. In addition, under many franchise agreements or under local law, a manufacturer may have a right of first refusal to acquire a dealership that we seek to acquire.

Certain manufacturers limit the total number of their dealerships that we may own in a particular geographic area and, in some cases, the total number of their vehicles that we may sell as a percentage of that manufacturer's overall sales. Manufacturers may also limit the ownership of stores in contiguous markets and the dueling of a franchise with another brand. To date, we have only reached these ceilings with two manufacturers. If additional manufacturers impose or expand these types of restrictions, our acquisition strategy and results of operations, financial condition or cash flows could be materially adversely affected.

Other Business Risks

Our business is susceptible to adverse economic conditions, including changes in consumer confidence, fuel prices and credit availability.

We believe that the automotive retail industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, interest rates, fuel prices, weather conditions, unemployment rates and credit availability. Historically, unit sales of motor vehicles, particularly new vehicles, have been cyclical, fluctuating with general economic cycles. During economic downturns, new vehicle retail sales tend to experience periods of decline characterized by oversupply and weak demand. The automotive retail industry may experience sustained periods of decline in vehicle sales in the future. Any decline or change of this type could materially adversely affect our results of operations, financial condition or cash flows.

Some of our operations are regionally concentrated such as those in Arizona, California, the Northeastern United States and the United Kingdom. Adverse regional economic and competitive conditions in these areas could materially adversely affect our results of operations, financial condition or cash flows.

Substantial competition in automotive sales and services may adversely affect our profitability.

The automotive retail industry is highly competitive. Depending on the geographic market, we compete with:

- franchised automotive dealerships in our markets that sell the same or similar makes of new and used vehicles that we offer;
- private market buyers and sellers of used vehicles;
- Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;
- vehicle rental companies that sell their used rental vehicles;
- service center chain stores; and
- independent service and repair shops.

In addition, automotive manufacturers may directly enter the retail market in the future, which could materially adversely affect our results of operations, financial condition or cash flows. Some of our competitors may have greater financial, marketing and personnel resources and lower overhead and sales costs than us. We do not have any cost advantage over other franchised automotive dealerships in purchasing new vehicles from the automotive manufacturers.

In addition to competition for vehicle sales, our dealerships compete with franchised dealerships to perform warranty repairs and with other automotive dealers, independent service center chains, independent garages and others, for non-warranty repair, routine maintenance and parts business. A number of regional or national chains offer selected parts and services at prices that may be lower than our dealerships' prices. We also compete with a broad range of financial institutions in arranging financing for our customers' vehicle purchases.

The Internet is a significant part of the sales process in our industry. We believe that customers are using the Internet as part of the sales process to compare pricing for cars and related finance and insurance services, which may reduce gross profit margins for new and used cars and profits generated from the sale of finance and insurance products. Some websites offer vehicles for sale over the Internet without the benefit of having a dealership franchise, although they must currently source their vehicles from a franchised dealer. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, or if dealerships are able to effectively use the Internet to sell outside of their markets, our business could be materially adversely affected. We could also be materially adversely affected to the extent that Internet companies acquire dealerships or ally themselves with our competitors' dealerships.

Our capital costs and our results of operations may be adversely affected by a rising interest rate environment.

We finance our purchases of new and, to a lesser extent, used vehicle inventory using floor plan financing arrangements under which we are charged interest at floating rates. In addition, we obtain capital for general corporate purposes, dealership acquisitions and real estate purchases and improvements under predominantly floating interest rate credit facilities. Therefore, excluding the potential mitigating effects from interest rate hedging techniques, our interest expenses will rise with increases in interest rates. Rising interest rates may also have the affect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicles sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the affect of simultaneously increasing our costs and reducing our revenues, which could materially adversely affect our results of operations, financial condition or cash flows.

Our substantial indebtedness may limit our ability to obtain financing for acquisitions and may require that a significant portion of our cash flow be used for debt service.

We have a substantial amount of indebtedness. As of December 31, 2006, we had approximately $1.2 billion of total non-floor plan debt outstanding and $1.2 billion of floor plan notes payable outstanding. In addition, we have additional debt capacity under our credit facilities.

Our substantial debt could have important consequences. For example, it could:

- make it more difficult for us to obtain additional financing in the future for our acquisitions and operations, working capital requirements, capital expenditures, debt service or other general corporate requirements;
- require us to dedicate a substantial portion of our cash flows from operations to repay debt and related interest rather than other areas of our business;
- limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions or paying dividends;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- make us more vulnerable in the event of adverse economic or industry conditions or a downturn in our business.

Our ability to meet our debt service obligations depends on our future performance, which will be impacted by general economic conditions and by financial, business and other competitive factors, many of which are beyond our control. These factors could include operating difficulties, increased operating costs, the actions of competitors, regulatory developments and delays in implementing our growth strategies. Our ability to meet our debt service and other obligations may depend on our success in implementing our business strategy. We may not be able to implement our business strategies and the anticipated results of our strategies may not be realized.

If our business does not generate sufficient cash flow from operations or future sufficient borrowings are not available to us, we might not be able to service our debt or to fund our other liquidity needs. If we are unable to service our debt, we may have to delay or cancel acquisitions, sell equity securities, sell assets or restructure or refinance our debt. If we are unable to service our debt, we may not be able to pursue these options on a timely basis or on satisfactory terms or at all. In addition, the terms of our existing or future franchise agreements, agreements with manufacturers or debt agreements may prohibit us from adopting any of these alternatives.

Our inability to raise capital, if needed, could adversely affect us.

We require substantial capital in order to acquire and renovate automotive dealerships. This capital might be raised through public or private financing, including through the issuance of debt or equity securities, sale-leaseback transactions and other sources. Availability under our credit agreements may be limited by the covenants and conditions of those facilities. We may not be able to raise additional funds. If we raise additional funds by issuing equity securities, dilution to then existing stockholders may result.

If adequate funds are not available, we may be required to significantly curtail our acquisition and renovation programs, which could materially and adversely affect our growth strategy.

We depend to a significant extent on our ability to finance the purchase of inventory in the form of floor plan financing. Floor plan financing is financing from a vehicle manufacturer secured by the vehicles we sell. Our dealerships borrow money to buy a particular vehicle from the manufacturer and pay off the floor plan financing when they sell the particular vehicle, paying interest during the interim period. Our floor plan financing is secured by substantially all of the assets of our automotive dealership subsidiaries. Our remaining assets are pledged to secure our credit facilities. This may impede our ability to borrow from other sources. Most of our floor plan lenders are associated with manufacturers with whom we have franchise agreements. Consequently, the deterioration of our relationship with a manufacturer could adversely affect our relationship with the affiliated floor plan lender and vice versa. Any inability to obtain floor plan financing on customary terms, or the termination of our floor plan financing arrangements by our floor plan lenders, could materially adversely affect our results of operations, financial condition or cash flows.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

The potential for sales of substantial amounts of our common stock in the public market may have a material adverse effect on our stock price. In addition, the amount of equity securities that we issue in connection with acquisitions and renovations could be significant resulting in dilution to you or adversely affecting our stock price. The majority of our outstanding shares are held by two shareholders, each of whom has registration rights that could result in a substantial number of shares being sold in the market. Moreover, these shares could be resold at any time subject to the volume limitations under Rule 144. In addition, we also have reserved for issuance a significant number of shares relating to our 3.5% convertible senior subordinated notes which, if issued, may result in substantial dilution to you or adversely effect our stock price. Finally, we have a significant amount of authorized but unissued shares that, if issued, could materially adversely effect our stock price.

Property loss, business interruptions or other liabilities at some of our dealerships could impact our operating results.

The automotive retail business is subject to substantial risk of property loss due to the significant concentration of property values at dealership locations, including vehicles and parts. We have historically experienced business interruptions at several of our dealerships due to adverse weather conditions or other extraordinary events, such as wild fires in California or hurricanes in Florida. Other potential liabilities arising out of our operations involve claims by employees, customers or third parties for personal injury or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements. To the extent we experience future similar events, our results of operations, financial condition or cash flows may be materially adversely impacted.

If we lose key personnel or are unable to attract additional qualified personnel, our business could be adversely affected.

We believe that our success depends to a significant extent upon the efforts and abilities of our executive management and key employees, including, in particular, Roger S. Penske, our Chairman and Chief Executive Officer. Additionally, our business is dependent upon our ability to continue to attract and retain qualified personnel, such as managers, as well as retaining dealership management in connection with acquisitions. We generally have not entered into employment agreements with our key personnel. The loss of the services of one or more members of our senior management team, including, in particular, Roger S. Penske, could have a material adverse effect on us and materially impair the efficiency and productivity of our operations. We do not have key man insurance for any of our executive officers or key personnel. The loss of any of our key employees or the failure to attract qualified managers could have a material adverse effect on our business.

Our quarterly operating results may fluctuate due to seasonality and other factors.

The automotive industry typically experiences seasonal variations in vehicle revenues. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States that may have severe winters. In the United States, a higher number of vehicle sales generally occurs in the second and third quarters of each year, due in part to consumer buying trends and the introduction of new vehicle models. Therefore, if conditions exist in the second or third quarters that depress or affect automotive sales, such as high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year may be disproportionately adversely affected.

In addition, the U.K. retail automotive industry typically experiences peak sales activity during March and September of each year. This seasonality results from the perception in the United Kingdom that the resale value of a vehicle may be determined by the date that the vehicle is registered. Because new vehicle registration periods begin on March 1 and September 1 each year, vehicles with comparable mileage that were registered in March may have an equivalent used vehicle value to vehicles registered in August of the same year.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably.

A significant portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the region in which they are sold. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the relative value of currencies, import duties, exchange controls, differing tax structures, trade restrictions, transportation costs, work stoppages and general political and economic conditions in foreign countries.

The locations in which we operate may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could materially affect our operations and our ability to purchase imported vehicles and parts at reasonable prices, which could materially adversely affect our business.

Our automotive dealerships are subject to substantial regulation and related claims and proceedings, any of which could adversely affect our profitability.

A number of regulations affect our business of marketing, selling, financing and servicing automobiles. Under the laws of states in U.S. locations in which we currently operate, we typically must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service, including dealer, sales, finance and insurance-related licenses. These laws also regulate our conduct of business, including our advertising, operating, financing, employment and sales practices. In addition, our foreign operations are subject to regulations in their respective jurisdictions.

Our financing activities with customers are subject to truth-in-lending, consumer leasing, equal credit opportunity and similar regulations as well as motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some jurisdictions regulate finance fees that may be paid as a result of vehicle sales. In recent years, private plaintiffs and state attorneys general in the U.S. have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. These activities have led many lenders to limit the amounts that may be charged to customers as fee income for these activities. If these or similar activities were significantly to restrict our ability to generate revenue from arranging financing for our customers, we could be adversely affected.

We could also be susceptible to claims or related actions if we fail to operate our business in accordance with these laws. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

We will generally continue to be involved in legal proceedings in the ordinary course of business. A significant judgment against us, the loss of a significant license or permit or the imposition of a significant fine could have a material adverse effect on our business, financial condition and future prospects.

If state dealer laws in the United States are repealed or weakened, our dealership franchise agreements will be more susceptible to termination, non-renewal or renegotiation.

State dealer laws in the United States generally provide that an automotive manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or to attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure, or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealerships to renew their franchise agreements upon expiration. Jurisdictions outside the United States generally do not have these laws and, as a result, operate without these protections.

Our dealerships are subject to environmental regulations that may result in claims and liabilities which could be material.

We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the operation and removal of storage tanks and the use, storage and disposal of hazardous substances. Our dealerships and service, parts and body shop operations in particular use, store and contract for recycling or disposal of hazardous materials. Any non-compliance with these regulations could result in significant fines and penalties which could adversely affect our results of operations, financial condition or cash flows. Further, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks.

In the U.S., we may also have liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under federal and state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Similar to many of our competitors, we have incurred and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

Soil and groundwater contamination is known to exist at some of our current or former properties. In connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. In connection with dispositions of businesses, or dispositions previously made by companies we acquire, we may retain exposure for environmental costs and liabilities, some of which may be material. Environmental laws and regulations are complex and subject to change. Compliance with new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us which could materially adversely affect our results of operations, financial condition or cash flows.

Our principal stockholders have substantial influence over us and may make decisions with which you disagree.

Penske Corporation through various affiliates beneficially owns 39% of our outstanding common stock. In addition, Penske Corporation and its affiliates have entered into a stockholders agreement with our second largest stockholder, Mitsui & Co., Ltd. and one of its affiliates, pursuant to which they have agreed to vote together as to the election of our directors. Collectively, these two groups beneficially own 56% of our outstanding stock. As a result, these persons have the ability to control the composition of our board of directors and therefore they may be able to control the direction of our affairs and business.

This concentration of ownership, as well as various provisions contained in our agreements with manufacturers, our certificate of incorporation and bylaws and the Delaware General Corporation Law, could have the affect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals. These provisions include the stock ownership limits imposed by various manufacturers and our ability to issue "blank check" preferred stock and the "interested stockholder" provisions of Section 203 of the Delaware General Corporation Law.

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Some of our executive officers also hold executive positions at other companies affiliated with our largest stockholder. Roger S. Penske, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Penske Corporation, a diversified transportation services company. Robert H. Kurnick, Jr., our Vice Chairman and a director, is also President of Penske Corporation, and Paul F. Walters, our Executive Vice President — Human Resources and Hiroshi Ishikawa, our Executive Vice President — International Business Development, serve in similar capacities for Penske Corporation. Much of the compensation of these officers is paid by Penske Corporation and not by us, and while these officers have historically devoted a substantial amount of their time to our matters, these officers are not required to spend any specific amount of time on our matters. In addition, one of our directors, Richard J. Peters and our President, Roger Penske, Jr., each serves as a director of Penske Corporation. In addition, Penske Corporation owns Penske Automotive Group, a privately held automotive dealership company with operations in southern California. Finally, we are a tenant under a number of non-cancelable leases with Automotive Group Realty, LLC (AGR), a wholly owned subsidiary of Penske Corporation, and have sold substantial amounts of real property and improvements to AGR, which we have then leased. Due to their relationships with these related entities, Messrs. Ishikawa, Kurnick, Penske, Penske, Jr., Peters and Walters may have a conflict of interest in making any decision related to transactions between their related entities and us, or with respect to allocations of corporate opportunities.

Our operations outside the United States subject us to foreign currency translation risk and exposure to changes in exchange rates.

In recent years, between 25% and 35% of our revenues have been generated outside the U.S., predominately in the United Kingdom. As a result, we are exposed to the risks involved in foreign operations, including:

- changes in international tax laws and treaties, including increases of withholding and other taxes on remittances and other payments by subsidiaries;
- currency and exchange risks;
- tariffs, trade barriers, and restrictions on the transfer of funds between nations;
- changes in international governmental regulations;
- the impact of local economic and political conditions;
- the impact of European Commission regulation and the relationship between the United Kingdom and continental Europe; and
- increased competition and the impact from limited franchise protection in the United Kingdom.

If our operations outside the U.S. fail to perform as expected, we will be adversely impacted. In addition, our results of operations and financial position are reported in local currency and are then translated into U.S. dollars at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. As exchange rates fluctuate, particularly between the U.S. and U.K., the translation effect of such fluctuations may have a material effect on our results of operations or financial position as reported in U.S. dollars.

Item 1B. *Unresolved Staff Comments*

Not Applicable.

Item 2. *Properties*

We seek to structure our operations so as to minimize our ownership of real property. As a result, we lease or sublease substantially all of our dealerships and other facilities. These leases are generally for a period of between five and 20 years, and are typically structured to include renewal options for an additional five to ten years at our election. We lease office space in Bloomfield Hills, Michigan, Secaucus, New Jersey, Leicester, England and Stuttgart, Germany for our administrative headquarters and other corporate related activities. We believe that our facilities are sufficient for our needs and are in good repair.

Item 3. *Legal Proceedings*

We are involved in litigation which may involve issues with customers, employment related matters, class action claims, purported class action claims and claims brought by governmental authorities. We are not a party to any legal proceedings, including class action lawsuits to which we are a party that, individually or in the aggregate, are reasonably expected to have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our results of operations, financial condition or cash flows.

Item 4. *Submission of Matters to a Vote of Security-Holders*

No matter was submitted to a vote of our security holders during the fourth quarter of the year ended December 31, 2006.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities*

Our common stock is traded on the New York Stock Exchange under the symbol "UAG". As of February 19, 2007, there were 281 holders of record of our common stock.

The following table shows the high and low per share sales prices of our common stock as reported on the New York Stock Exchange Composite Tape for each quarter of 2006 and 2005, as well as the per share dividends paid in each quarter.

	High	Low	Dividend
2005:			
First Quarter	$14.61	$13.54	$0.055
Second Quarter	16.26	12.87	0.055
Third Quarter	18.17	14.65	0.055
Fourth Quarter	19.75	15.36	0.06
2006:			
First Quarter	$22.61	$18.63	$ 0.06
Second Quarter	22.33	19.77	0.07
Third Quarter	23.90	19.73	0.07
Fourth Quarter	24.46	22.27	0.07

Dividends. Future quarterly or other cash dividends will depend upon our earnings, capital requirements, financial condition, restrictions in any existing indebtedness and other factors considered relevant by the Board of Directors. Our U.S. credit agreement and the indentures governing our outstanding notes each contain certain limitations on our ability to pay dividends. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." We are a holding company whose assets consist primarily of the direct or indirect ownership of the capital stock of our operating subsidiaries. Consequently, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their ability to distribute earnings and other advances and payments to us. In addition, pursuant to the automobile franchise agreements to which our dealerships are subject, all dealerships are required to maintain a certain amount of working capital or net worth, which could limit our subsidiaries' ability to pay us dividends.

SHARE INVESTMENT PERFORMANCE

The following graph compares the cumulative total stockholder returns on our common stock based on an investment of $100 on December 31, 2001 and the close of the market on December 31 of each year thereafter against (i) the Standard & Poor's Index and (ii) an industry/peer group consisting of Asbury Automotive Group, Inc., AutoNation, Inc., Group 1 Automotive, Inc., Lithia Motors Inc. and Sonic Automotive Inc. The graph also assumes the reinvestment of all dividends.



United Auto Group, Inc.
S&P 500
Peer Goup
250
200
150
100
50
0
12/01
12/02
12/03
12/04
12/05
12/06

	Cumulative Total Return					
	12/01	**12/02**	**12/03**	**12/04**	**12/05**	**12/06**
United Auto Group, Inc.	100.00	48.31	121.75	116.80	152.91	190.80
S&P 500	100.00	77.90	100.24	111.15	116.61	135.03
Peer Group	100.00	94.23	142.91	144.59	159.64	175.97

Item 6. *Selected Financial Data*

The following table sets forth our selected historical consolidated financial and other data as of and for each of the five years in the period ended December 31, 2006, which has been derived from our audited consolidated financial statements. During the periods presented, we made a number of acquisitions, each of which has been accounted for using the purchase method of accounting. Accordingly, our financial statements include the results of operations of acquired dealerships from the date of acquisition. As a result of the acquisitions, our period to period results of operations vary depending on the dates of the acquisitions. Accordingly, this selected financial data is not necessarily indicative of our future results. During the periods presented, we also sold certain dealerships which have been treated as discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* You should read this selected consolidated financial data in conjunction with our audited consolidated financial statements and related footnotes included elsewhere in this report.

	As of and for the Years Ended December 31,				
	2006	2005(1)	2004(2)	2003(3)	2002(4)
	(In millions, except per share data)				
Consolidated Statement of Income Data:					
Total revenues	$11,242.3	$9,661.4	$8,388.0	$6,935.8	$5,524.1
Gross profit	$ 1,704.5	$1,473.5	$1,255.3	$1,022.6	$ 821.4
Income from continuing operations before cumulative effect of accounting change	$ 130.6	$ 119.1	$ 109.1	$ 73.4	$ 47.2
Net income	$ 124.7	$ 119.0	$ 111.7	$ 82.9	$ 62.2
Diluted earnings per share from continuing operations	$ 1.39	$ 1.27	$ 1.20	$ 0.89	$ 0.57
Diluted earnings per share	$ 1.32	$ 1.27	$ 1.22	$ 1.00	$ 0.76
Shares used in computing diluted share data	94.2	93.9	91.2	82.9	82.3
Balance Sheet Data:					
Total assets	$ 4,469.8	$3,594.2	$3,532.8	$3,144.2	$2,690.3
Floor plan notes payable	$ 1,172.3	$1,103.3	$1,031.8	$ 882.6	$ 652.1
Total debt (excluding floor plan notes payable)	$ 1,182.1	$ 580.2	$ 586.3	$ 651.6	$ 665.6
Total stockholders' equity	$ 1,295.7	$1,145.7	$1,075.0	$ 828.4	$ 704.4
Cash dividends per share	$ 0.27	$ 0.23	$ 0.21	$ 0.05	$ —

(1) Includes $8.2 million ($5.2 million after-tax), or $0.06 per share, of earnings attributable to the sale of all the remaining variable profits relating to the pool of extended service contracts sold at our dealerships from 2001 through 2005.

(2) Includes an $11.5 million ($7.2 million after tax), or $0.08 per share, gain resulting from the sale of an investment and an $8.4 million ($5.3 million after tax), or $0.06 per share, gain resulting from a refund of U.K. consumption taxes. These gains were offset in part by non-cash charges of $7.8 million ($4.9 million after tax), or $0.05 per share, principally in connection with the planned relocation of certain U.K. franchises as part of our ongoing facility enhancement program.

(3) Includes a $5.1 million charge ($3.1 million after tax), or $0.04 per share, from the cumulative effect of an accounting change relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.

(4) Includes a $22.8 million charge ($13.6 million after tax), or $0.17 per share, which includes the estimated cash costs to be paid relating to employment contracts of certain employees terminated in connection with the streamlining of our dealership operations in the western region of the U.S. and the cost of a non-compete agreement with a former member of management that we determined no longer had a continuing economic benefit.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those discussed in "Item 1A. — Risk Factors." We have acquired a number of dealerships each year since our inception. Our financial statements include the results of operations of acquired dealerships from the date of acquisition. This Management's Discussion and Analysis of Financial Condition and Results of Operations has been updated for entities that have been treated as discontinued operations through December 31, 2006 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and to reflect our June 1, 2006 two-for-one split of our voting common stock in the form of a stock dividend.

Overview

We are the second largest automotive retailer in the United States as measured by total revenues. As of December 31, 2006, we owned and operated 167 franchises in the United States and 145 franchises outside of the U.S., primarily in the United Kingdom. We offer a full range of vehicle brands. In addition to selling new and used vehicles, we generate higher-margin revenue at each of our dealerships through maintenance and repair services and the placement of higher-margin products, such as third-party finance and insurance products, third-party extended service contracts and replacement and aftermarket automotive products.

On June 1, 2006 we effected a two-for-one split of our voting common stock in the form of a stock dividend. Shareholders of record as of May 11, 2006 received one additional share for each share owned.

New and used vehicle revenues include sales to retail customers and to leasing companies providing consumer automobile leasing. We generate finance and insurance revenues from third-party extended service contracts, other third-party insurance policies, finance and lease contracts and certain other products. Service and parts revenues include fees paid for repair, maintenance and collision services, the sale of replacement parts and the sale of aftermarket accessories.

We and Sirius Satellite Radio Inc. ("Sirius") have agreed to jointly promote Sirius Satellite Radio service. Pursuant to the terms of our arrangement with Sirius, our dealerships in the U.S. endeavor to order a significant percentage of eligible vehicles with a factory installed Sirius radio. We and Sirius have also agreed to jointly market the Sirius service under a best efforts arrangement through January 4, 2009. Our costs relating to such marketing initiatives are expensed as incurred. As compensation for our efforts, we received warrants to purchase ten million shares of Sirius common stock at $2.392 per share in 2004 that are being earned ratably on an annual basis through January 2009. We earned warrants to purchase two million shares in each of 2004, 2005 and 2006. We exercised the warrants and sold the underlying stock we received in connection with the vesting of shares in 2004 and 2005. We measure the fair value of the warrants we earn ratably on the date they are earned as there are no significant disincentives for non-performance. Since we can reasonably estimate the number of warrants being earned pursuant to the ratable schedule, the estimated fair value (based on current fair value) of these warrants is being recognized ratably during each annual period.

We also have received the right to earn additional warrants to purchase Sirius common stock at $2.392 per share based upon the sale of certain units of specified vehicle brands through December 31, 2007. We earned warrants for 1,269,700 shares in 2006 and 522,400 shares in 2005. We exercised the warrants and sold the underlying stock we earned in 2005. Since we cannot reasonably estimate the number of warrants that will be earned subject to the sale of units, the fair value of these warrants is being recognized when they are earned.

The value of Sirius stock has been and is expected to be subject to significant fluctuations, which may result in variability in the amount we earn under this arrangement. The warrants may be cancelled upon the termination of our arrangement in January 2009 and we may not be able to achieve the performance targets outlined in the warrants.

Our gross profit tends to vary with the mix of revenues we derive from the sale of new vehicles, used vehicles, finance and insurance products, and service and parts transactions. Our gross profit generally varies across product lines, with vehicle sales usually resulting in lower gross profit margins and our other revenues resulting in higher gross profit margins. Factors such as seasonality, weather, cyclicality and manufacturers' advertising and incentives may impact the mix of our revenues, and therefore influence our gross profit margin.

Our selling expenses consist of advertising and compensation for sales personnel, including commissions and related bonuses. General and administrative expenses include compensation for administration, finance, legal and general management personnel, rent, insurance, utilities and other outside services. A significant portion of our selling expenses are variable, and we believe a significant portion of our general and administrative expenses are subject to our control, allowing us to adjust them over time to reflect economic trends.

Floor plan interest expense relates to obligations incurred in connection with the acquisition of new and used vehicle inventories. Other interest expense consists of interest charges on all of our interest-bearing debt, other than the interest relating to floor plan financing.

The future success of our business will likely be dependent on, among other things, our ability to consummate and integrate acquisitions, our ability to increase sales of higher-margin products and services, especially service and parts transactions, and our ability to realize returns on our significant capital investment in new and upgraded dealerships. See "Item 1A. — Risk Factors."

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the application of accounting policies that often involve making estimates and employing judgments. Such judgments influence the assets, liabilities, revenues and expenses recognized in our financial statements. Management, on an ongoing basis, reviews these estimates and assumptions. Management may determine that modifications in assumptions and estimates are required, which may result in a material change in our results of operations or financial position.

The following are the accounting policies applied in the preparation of our financial statements that management believes are most dependent upon the use of estimates and assumptions.

Revenue Recognition

Vehicle, Parts and Service Sales

We record revenue when vehicles are delivered and title has passed to the customer, when vehicle service or repair work is performed and when parts are delivered to our customers. Sales promotions that we offer to customers are accounted for as a reduction of sales at the time of sale. Rebates and other incentives offered directly to us by manufacturers are recognized as earned.

Finance and Insurance Sales

Subsequent to the sale of the vehicle to a customer, we sell our credit contracts to various financial institutions on a non-recourse basis to mitigate the risk of default. We receive a commission from the lender equal to either the difference between the interest rates charged to customers and the interest rates set by the financing institution or a flat fee. We also receive commissions for facilitating the sale of various third-party insurance products to customers, including credit and life insurance policies and extended service contracts. These commissions are recorded as revenue at the time the customer enters into the contract. In the case of finance contracts, a customer may prepay or fail to pay their contract, thereby terminating the contract. Customers may also terminate extended service contracts and other insurance products, which are fully paid at purchase, and become eligible for refunds of unused premiums. In these circumstances, a portion of the commissions we received may be charged back to us based on the terms of the contracts. The revenue we record relating to these transactions is net of an estimate of the amount of chargebacks we will be required to pay. Our estimate is based upon our historical experience with similar contracts, including the impact of refinance and default rates on retail finance contracts and cancellation rates on extended service contracts and other insurance products.

Sales Tax

We exclude sales tax collected from customers and paid to taxing authorities from revenues.

Intangible Assets

Our principal intangible assets relate to our franchise agreements with vehicle manufacturers, which represent the estimated value of franchises acquired in business combinations, and goodwill, which represents the excess of cost over the fair value of tangible and identified intangible assets acquired in connection with business combinations. We believe the franchise value of our dealerships has an indefinite useful life based on the following facts:

- Automotive retailing is a mature industry and is based on franchise agreements with the vehicle manufacturers;
- There are no known changes or events that would alter the automotive retailing franchise environment;
- Certain franchise agreement terms are indefinite;
- Franchise agreements that have limited terms have historically been renewed without substantial cost; and
- Our history shows that manufacturers have not terminated our franchise agreements.

Impairment Testing

Franchise value impairment is assessed at least annually through a comparison of the carrying amounts of our franchises with their estimated fair values. An indicator of impairment exists if the carrying value of a franchise exceeds its estimated fair value and an impairment loss may be recognized equal to that excess. We also evaluate our franchises in connection with the annual impairment testing to determine whether events and circumstances continue to support our assessment that the franchise has an indefinite life.

Goodwill impairment is assessed at least annually at the reporting unit level. An indicator of impairment exists if the carrying amount of the reporting unit including goodwill is determined to exceed its estimated fair value. If an indication of impairment exists, the impairment is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and an impairment loss may be recognized equal to that excess.

The fair values of franchise value and goodwill are determined using a discounted cash flow approach, which includes assumptions that include revenue and profitability growth, franchise profit margins, residual values and our cost of capital. If future events and circumstances cause significant changes in the assumptions underlying our analysis which results in a reduction of our estimates of fair value, we may incur an impairment charge.

Investments

Investments include marketable securities and investments in businesses accounted for under the equity method and the cost method. Marketable securities include investments in debt and equity securities. Marketable securities held by us are typically classified as available for sale and are stated at fair value on our balance sheet with unrealized gains and losses included in other comprehensive income (loss), a separate component of stockholders' equity. Declines in investment values that are deemed to be other than temporary would be an indicator of impairment and may result in an impairment charge reducing the investments' carrying value to fair value. A majority of our investments are in joint venture relationships that are more fully described in "Joint Venture Relationships" below. Such joint venture relationships are accounted for under the equity method, pursuant to which we record our proportionate share of the joint venture's income each period.

Self-Insurance

We retain risk relating to certain of our general liability insurance, workers' compensation insurance, auto physical damage insurance, property insurance and employee medical benefits in the United States. As a result, we are likely to be responsible for a majority of the claims and losses incurred under these programs. The amount of risk we retain varies by program, and, for certain exposures, we have pre-determined maximum exposure limits for certain individual claims and/or insurance periods. Losses, if any, above the pre-determined exposure limits are paid by third-party insurance carriers. Our estimate of future losses is prepared by management using our historical loss experience and industry-based development factors.

Income Taxes

Tax regulations may require items to be included in our tax return at different times than such items are reflected in our financial statements. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are timing differences, such as the timing of depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years which we have already recorded in our financial statements. Deferred tax liabilities generally represent deductions taken on our tax return that have not yet been recognized as an expense in our financial statements. We establish valuation allowances for our deferred tax assets if it is more likely than not that the amount of expected future taxable income will not be sufficient to allow the use of the deduction or credit.

Classification of Franchises in Continuing and Discontinued Operations

We classify the results from operations of our continuing and discontinued operations in our consolidated financial statements based on the provisions of SFAS No. 144. Many of these provisions involve judgment in determining whether a franchise will be reported as continuing or discontinued operations. Such judgments include whether a franchise will be sold or terminated, the period required to complete the disposition, and the likelihood of changes to a plan for sale. If in future periods we determine that a franchise should be either reclassified from continuing operations to discontinued operations or from discontinued operations to continuing operations, our consolidated statements of income for prior periods may be reclassified in order to reflect such reclassification.

New Accounting Pronouncements

FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. The benefits of tax positions are recognized if it is more likely than not that the position will be sustained upon examination by the taxing authorities, who it is presumed have full knowledge of all relevant information. The amount recognized will be the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Companies will generally record the change in net assets that result from the application of FIN No. 48 as an adjustment to retained earnings. FIN No. 48 became effective for us on January 1, 2007. We estimate that the adoption of FIN No. 48 will decrease retained earnings as of January 1, 2007 by between $3.0 million and $7.0 million.

SFAS No. 157, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure requirements relating to fair value measurements. SFAS No. 157 will be effective for us on January 1, 2008. We are currently evaluating the impact of this pronouncement.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" permits entities to choose to measure many financial instruments and certain other items at fair value and consequently report unrealized gains and losses on such items in earnings. SFAS No. 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of this pronouncement.

Results of Operations

The following tables present comparative financial data relating to our operating performance in the aggregate and on a "same store" basis. Dealership results are included in same store comparisons when we have consolidated the acquired entity during the entirety of both periods being compared. As an example, if a dealership was acquired on January 15, 2005, the results of the acquired entity would be included in annual same store comparisons beginning with the year ended December 31, 2007 and in quarterly same store comparisons beginning with the quarter ended June 30, 2006.

2006 compared to 2005 and 2005 compared to 2004 (in millions, except unit and per unit amounts)

Our results for the year ended December 31, 2005 include $8.2 million ($5.2 million after-tax), or $0.06 per share, of earnings attributable to the sale of all the remaining variable profits relating to the pool of extended service contracts sold at our dealerships from 2001 through 2005. In addition, 2004 results include an $11.5 million ($7.2 million after tax), or $0.08 per share, gain resulting from the sale of an investment and an $8.4 million ($5.3 million after tax), or $0.06 per share, gain resulting from a refund of U.K. consumption taxes. These gains were offset in part by non-cash charges of $7.8 million ($4.9 million after tax), or $0.05 per share, principally in connection with the planned relocation of certain U.K. franchises as part of our ongoing facility enhancement program.

Total Retail Data	2006	2005	2006 vs. 2005 Change	2006 vs. 2005 % Change	2005	2004	2005 vs. 2004 Change	2005 vs. 2004 % Change
Total retail unit sales	272,093	243,304	28,789	11.8%	243,304	219,253	24,051	11.0%
Total same store retail unit sales	238,854	235,920	2,934	1.2%	213,780	208,779	5,001	2.4%
Total retail sales revenue	$10,317.8	$ 8,900.2	$1,417.6	15.9%	$ 8,900.2	$ 7,763.7	$1,136.5	14.6%
Total same store retail sales revenue	$ 9,067.2	$ 8,692.0	$ 375.2	4.3%	$ 7,786.6	$ 7,360.1	$ 426.5	5.8%
Total retail gross profit	$ 1,700.7	$ 1,473.1	$ 227.6	15.5%	$ 1,473.1	$ 1,254.0	$ 219.1	17.5%
Total same store retail gross profit	$ 1,504.0	$ 1,440.2	$ 63.8	4.4%	$ 1,294.8	$ 1,184.2	$ 110.6	9.3%
Total retail gross margin	16.5%	16.6%	(0.1)%	(0.6)%	16.6%	16.2%	0.4%	2.5%
Total same store retail gross margin	16.6%	16.6%	0.0%	0.0%	16.6%	16.1%	0.5%	3.1%

Units

Retail data includes retail new vehicle, retail used vehicle, finance and insurance and service and parts transactions. Retail unit sales of vehicles increased by 28,789, or 11.8%, from 2005 to 2006 and increased by 24,051, or 11.0%, from 2004 to 2005. The increase from 2005 to 2006 is due to a 25,855 unit increase from net dealership acquisitions during the year, coupled with a 2,934, or 1.2%, increase in same store retail unit sales. The increase from 2004 to 2005 is due to a 19,050 unit increase from net dealership acquisitions during the year, coupled with a 5,001, or 2.4%, increase in same store retail unit sales. The same store increase from 2005 to 2006 was driven by increases in our premium and volume foreign brands in the U.S., offset somewhat by decreases in domestic brands in the U.S. and decreases in premium and volume foreign brands in the U.K. We believe the decreases in the U.K. are due in part to a general slowdown in vehicle sales in 2006, caused in part by rising interest rates. The same store increase from 2004 to 2005 was driven by an increase in our premium brands in the U.K. and an increase in our volume foreign brands in the U.S., offset somewhat by a decrease in volume foreign brands in the U.K. and decreases in domestic brands in the U.S. and U.K.

Revenues

Retail sales revenue increased $1.4 billion, or 15.9%, from 2005 to 2006 and increased $1.1 billion, or 14.6%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $375.2 million, or 4.3%, increase in same store revenues, coupled with a $1.0 billion increase from net dealership acquisitions during the year. The same store revenue increase is due to: (1) a $741, or 2.2%, increase in average new vehicle revenue per unit, which increased revenue by $121.0 million, (2) a $1,350, or 5.0%, increase in average used vehicle revenue per unit, which increased revenue by $98.1 million, (3) a $70.6 million, or 6.9%, increase in service and parts revenues, and (4) the 1.2% increase in retail unit sales, which increased revenue by $86.4 million, offset by a $4, or 0.4%, decrease in average finance and insurance revenue per unit, which decreased revenue by $0.9 million. The increase from 2004 to 2005 is due to a $426.5 million, or 5.8%, increase in same store revenues coupled with a $710.0 million increase from net dealership acquisitions during the year. The same store revenue increase is due to: (1) an $848, or 2.6%, increase in average new vehicle revenue per unit, which increased revenue by $121.6 million, (2) a $919, or 3.5% increase in average used vehicle revenue per unit, which increased revenue by $60.1 million, (3) a $66, or 7.1%, increase in average finance and insurance revenue per unit, which increased revenue by $13.8 million, (4) a $63.5 million, or

7.6%, increase in service and parts revenues, and (5) the 2.4% increase in retail unit sales, which increased revenue by $167.5 million.

Gross Profit

Retail gross profit increased $227.6 million, or 15.5%, from 2005 to 2006 and increased $219.1 million, or 17.5%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $63.8 million, or 4.4%, increase in same store gross profit, coupled with a $163.8 million increase from net dealership acquisitions during the year. The same store gross profit increase is due to: (1) a $21, or 0.7%, increase in average gross profit per new vehicle retailed, which increased gross profit by $3.4 million; (2) a $70, or 2.9%, increase in average gross profit per used vehicle retailed, which increased gross profit by $5.1 million, (3) a $46.2 million, or 8.3%, increase in service and parts gross profit, and (4) the 1.2% increase in retail unit sales, which increased gross profit by $10.0 million, offset by the $4, or 0.4%, decrease in average finance and insurance revenue per unit, which decreased gross profit by $0.9 million. The increase in retail gross profit from 2004 to 2005 is due to a $110.6 million, or 9.3%, increase in same store gross profit, coupled with a $108.5 million increase from net dealership acquisitions during the year. The same store gross profit increase is due to: (1) a $138, or 5.0%, increase in average gross profit per new vehicle retailed, which increased gross profit by $19.8 million, (2) a $198, or 9.0%, increase in average gross profit per used vehicle retailed, which increased gross profit by $12.9 million, (3) a $66, or 7.1%, increase in average finance and insurance revenue per unit, which increased gross profit by $13.8 million, (4) a $44.8 million, or 9.9%, increase in service and parts gross profit, and (5) the 2.4%, increase in retail unit sales, which increased gross profit by $19.3 million.

New Vehicle Data	2006 vs. 2005				2005 vs. 2004			
	2006	**2005**	**Change**	**% Change**	**2005**	**2004**	**Change**	**% Change**
New retail unit sales	183,370	167,956	15,414	9.2%	167,956	150,258	17,698	11.8%
Same store new retail unit sales	163,253	163,233	20	0.0%	147,898	143,416	4,482	3.1%
New retail sales revenue	$ 6,275.9	$ 5,601.2	$ 674.7	12.0%	$ 5,601.2	$ 4,879.1	$ 722.1	14.8%
Same store new retail sales revenue	$ 5,594.2	$ 5,472.6	$ 121.6	2.2%	$ 4,904.6	$ 4,634.3	$ 270.3	5.8%
New retail sales revenue per unit	$ 34,225	$ 33,349	$ 876	2.6%	$ 33,349	$ 32,471	$ 878	2.7%
Same store new retail sales revenue per unit	$ 34,267	$ 33,526	$ 741	2.2%	$ 33,162	$ 32,314	$ 848	2.6%
Gross profit — new	$ 548.8	$ 494.3	$ 54.5	11.0%	$ 494.3	$ 424.3	$ 70.0	16.5%
Same store gross profit — new	$ 487.6	$ 484.1	$ 3.5	0.7%	$ 428.9	$ 396.1	$ 32.8	8.3%
Average gross profit per new vehicle retailed	$ 2,993	$ 2,943	$ 50	1.7%	$ 2,943	$ 2,824	$ 119	4.2%
Same store average gross profit per new vehicle retailed	$ 2,987	$ 2,966	$ 21	0.7%	$ 2,900	$ 2,762	$ 138	5.0%
Gross margin % — new	8.7%	8.8%	(0.1)%	(1.1)%	8.8%	8.7%	0.1%	1.1%
Same store gross margin % — new	8.7%	8.8%	(0.1)%	(1.1)%	8.7%	8.5%	0.2%	2.4%

Units

Retail unit sales of new vehicles increased 15,414 units, or 9.2%, from 2005 to 2006, and increased 17,698 units, or 11.8%, from 2004 to 2005. The increase from 2005 to 2006 is due to a 15,394 unit increase from net dealership acquisitions during the year as same store unit sales were flat. The increase from 2004 to 2005 is due to a 4,482 unit, or 3.1%, increase in same store retail unit sales, coupled with a 13,216 unit increase from net dealership acquisitions during the year. This was a result of increases in premium and volume foreign brands in the U.S., offset by a decrease in our domestic brands in the U.S. and in premium brands in the U.K. We believe the decreases in the U.K. are due in part to a general slowdown in vehicle sales in 2006, caused in part by rising interest rates. The same store increase from 2004 to 2005 was driven by increases in our premium brands in the U.S. and the U.K. and an increase in our volume foreign brands in the U.S., offset somewhat by a decrease in volume foreign brands in the U.K. and decreases in domestic brands in the U.S. and U.K.

Revenues

New vehicle retail sales revenue increased $674.7 million, or 12.0%, from 2005 to 2006 and increased $722.1 million, or 14.8%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $121.6 million, or 2.2%, increase in same store revenues, coupled with a $553.1 million increase from net dealership acquisitions during the year. The same store revenue increase is due primarily to a $741, or 2.2%, increase in comparative average selling price per unit. The increase from 2004 to 2005 is due to a $270.3 million, or 5.8%, increase in same store revenues, coupled with a $451.8 million increase from net dealership acquisitions during the year. The same store revenue increase is due to the 3.1% increase in retail unit sales, which increased revenue by $148.7 million, coupled with an $848, or 2.6%, increase in comparative average selling price per unit, which increased revenue by $121.6 million.

Gross Profit

Retail gross profit from new vehicle sales increased $54.5 million, or 11.0%, from 2005 to 2006, and increased $70.0 million, or 16.5%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $3.5 million, or 0.7%, increase in same store gross profit, coupled with a $51.0 million increase from net dealership acquisitions during the year. The same store retail gross profit increase is due primarily to a $21, or 0.7%, increase in average gross profit per new vehicle retailed. The increase in retail gross profit from 2004 to 2005 is due to a $32.8 million, or 8.3%, increase in same store gross profit, coupled with a $37.2 million increase from net dealership acquisitions during the year. The same store retail gross profit increase is due to the 3.1% increase in new retail unit sales, which increased gross profit by $13.0 million, coupled with a $138, or 5.0%, increase in average gross profit per new vehicle retailed, which increased gross profit by $19.8 million.

Used Vehicle Data	2006	2005	2006 vs. 2005 Change	2006 vs. 2005 % Change	2005	2004	2005 vs. 2004 Change	2005 vs. 2004 % Change
Used retail unit sales	88,723	75,348	13,375	17.8%	75,348	68,995	6,353	9.2%
Same store used retail unit sales	75,601	72,687	2,914	4.0%	65,882	65,363	519	0.8%
Used retail sales revenue	$2,546.0	$2,025.5	$ 520.5	25.7%	$2,025.5	$1,798.8	$226.7	12.6%
Same store used retail sales revenue	$2,155.0	$1,973.8	$ 181.2	9.2%	$1,767.5	$1,693.5	$ 74.0	4.4%
Used retail sales revenue per unit	$ 28,696	$ 26,882	$ 1,814	6.7%	$ 26,882	$ 26,072	$ 810	3.1%
Same store used retail sales revenue per unit	$ 28,505	$ 27,155	$ 1,350	5.0%	$ 26,828	$ 25,909	$ 919	3.5%
Gross profit — used	$ 215.3	$ 179.9	$ 35.4	19.7%	$ 179.9	$ 151.9	$ 28.0	18.4%
Same store gross profit — used	$ 187.1	$ 174.7	$ 12.4	7.1%	$ 158.4	$ 144.2	$ 14.2	9.8%
Average gross profit per used vehicle retailed	$ 2,427	$ 2,388	$ 39	1.6%	$ 2,388	$ 2,202	$ 186	8.4%
Same store average gross profit per used vehicle retailed	$ 2,474	$ 2,404	$ 70	2.9%	$ 2,404	$ 2,206	$ 198	9.0%
Gross margin % — used	8.5%	8.9%	(0.4)%	(4.5)%	8.9%	8.4%	0.5%	6.0%
Same store gross margin % — used	8.7%	8.9%	(0.2)%	(2.2)%	9.0%	8.5%	0.5%	5.9%

Units

Retail unit sales of used vehicles increased 13,375 units, or 17.8%, from 2005 to 2006 and increased 6,353 units, or 9.2%, from 2004 to 2005. The increase from 2005 to 2006 is due to a 2,914 unit, or 4.0%, increase in same store used retail unit sales, coupled with a 10,461 unit increase from net dealership acquisitions during the year. The increase from 2004 to 2005 is due to a 519 unit, or 0.8%, increase in same store used retail unit sales coupled with a 5,834 unit increase from net dealership acquisitions during the year. Same store increases in 2006 versus 2005 and 2005 versus 2004 were driven primarily by increases in our premium brands in the U.S. and U.K., offset somewhat by decreases in our domestic brands in the U.S. and U.K.

Revenues

Used vehicle retail sales revenue increased $520.5 million, or 25.7%, from 2005 to 2006 and increased $226.7 million, or 12.6%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $181.2 million, or 9.2%, increase in same store revenues, coupled with a $339.3 million increase from net dealership acquisitions during the year. The same store revenue increase is due primarily to a $1,350, or 5.0%, increase in comparative average selling price per vehicle, which increased revenue by $98.1 million, coupled with the 4.0% increase in retail unit sales, which increased revenue by $83.1 million. The increase from 2004 to 2005 is due to a $74.0 million, or 4.4%, increase in same store revenues, coupled with a $152.7 million increase from net dealership acquisitions during the year. The same store revenue increase is due to a $919, or 3.5%, increase in comparative average selling price per unit, which increased revenue by $60.1 million, coupled with the 0.8% increase in retail unit sales, which increased revenue by $13.9 million.

Gross Profit

Retail gross profit from used vehicle sales increased $35.4 million, or 19.7%, from 2005 to 2006 and increased $28.0 million, or 18.4%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $12.4 million, or 7.1%, increase in same store gross profit, coupled with a $23.0 million increase from net dealership acquisitions during the year. The same store gross profit increase from 2005 to 2006 is due to a $70, or 2.9%, increase in average gross profit per used vehicle retailed, which increased gross profit by $5.1 million, coupled with the 4.0% increase in used retail unit sales, which increased gross profit by $7.3 million. The increase in gross margin from 2005 to 2006 included increases in our U.S. and U.K. premium brands, offset by decreases in our U.S. and U.K. domestic brands. The same store increase in retail gross profit from 2004 to 2005 is due to a $14.2 million, or 9.8%, increase in same store gross profit, coupled with a $13.8 million increase from net dealership acquisitions during the year. The same store gross profit increase is due to a $198, or 9.0%, increase in average gross profit per used vehicle retailed, which increased gross profit by $12.9 million, coupled with the 0.8% increase in used retail unit sales, which increased gross profit by $1.3 million. The increase in gross margin from 2004 to 2005 included increases in our U.S. and U.K. premium brands, offset somewhat by decreases in our U.S. and U.K. domestic brands.

Finance and Insurance Data

			2006 vs. 2005				2005 vs. 2004	
Finance and Insurance Data	**2006**	**2005**	**Change**	**% Change**	**2005**	**2004**	**Change**	**% Change**
Total retail unit sales	272,093	243,304	28,789	11.8%	243,304	219,253	24,051	11.0%
Total same store retail unit sales	238,854	235,920	2,934	1.2%	213,780	208,779	5,001	2.4%
Finance and insurance revenue	$ 249.6	$ 229.6	$ 20.0	8.7%	$ 229.6	$ 200.5	$ 29.1	14.5%
Same store finance and insurance revenue	$ 226.4	$ 224.6	$ 1.8	0.8%	$ 212.1	$ 193.3	$ 18.8	9.7%
Finance and insurance revenue per unit	$ 917	$ 944	$ (27)	(2.9)%	$ 944	$ 915	$ 29	3.2%
Same store finance and insurance revenue per unit	$ 948	$ 952	$ (4)	(0.4)%	$ 992	$ 926	$ 66	7.1%

Finance and insurance revenue increased $20.0 million, or 8.7%, from 2005 to 2006 and increased $29.1 million, or 14.5%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $1.8 million, or 0.8%, increase in same store revenues, coupled with an $18.2 million increase from net dealership acquisitions during the year. The same store revenue increase is due to the 1.2% increase in retail unit sales, which increased revenue by $2.7 million, offset by the $4, or 0.4%, decrease in comparative average finance and insurance revenue per unit, which decreased revenue by $0.9 million. The $4 decrease in comparative average finance and insurance revenue per unit is due to a $27 reduction in average finance and insurance revenue per unit from our Sirius Satellite Radio promotion arrangement and the $33 per unit included in 2005 relating to the sale of all the remaining variable profits relating to a pool of extended service contracts sold at the company's dealerships from 2001 through 2005, offset somewhat by a $56 per unit increase in finance and insurance revenue due primarily to increased sales penetration of certain products, including in the U.K.

The increase from 2004 to 2005 is due to an $18.8 million, or 9.7%, increase in same store revenues, coupled with a $10.3 million increase from net dealership acquisitions during the year. The same store revenue increase is due to a $66, or 7.1%, increase in comparative average finance and insurance revenue per unit, which increased revenue by $13.8 million, coupled with the 2.4% increase in retail unit sales, which increased revenue by $5.0 million. Approximately $33 of the $66 per unit increase in comparative average finance and insurance revenue per unit in 2005 was attributable to the sale of all the remaining variable profits relating to the pool of extended service contracts discussed above.

Service and Parts Data

Service and Parts Data	2006	2005	2006 vs. 2005 Change	2006 vs. 2005 % Change	2005	2004	2005 vs. 2004 Change	2005 vs. 2004 % Change
Service and parts revenue	$1,246.3	$1,043.9	$202.4	19.4%	$1,043.9	$885.3	$158.6	17.9%
Same store service and parts revenue	$1,091.6	$1,021.0	$ 70.6	6.9%	$ 902.4	$838.9	$ 63.5	7.6%
Gross profit	$ 687.0	$ 569.3	$117.7	20.7%	$ 569.3	$477.3	$ 92.0	19.3%
Same store gross profit	$ 603.0	$ 556.8	$ 46.2	8.3%	$ 495.4	$450.6	$ 44.8	9.9%
Gross margin	55.1%	54.5%	0.6%	1.1%	54.5%	53.9%	0.6%	1.1%
Same store gross margin	55.2%	54.5%	0.7%	1.3%	54.9%	53.7%	1.2%	2.2%

Revenues

Service and parts revenue increased $202.4 million, or 19.4%, from 2005 to 2006 and increased $158.6 million, or 17.9%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $70.6 million, or 6.9%, increase in same store revenues, coupled with a $131.8 million increase from net dealership acquisitions during the year. The increase from 2004 to 2005 is due to a $63.5 million, or 7.6%, increase in same store revenues, coupled with a $95.1 million increase from net dealership acquisitions during the year.

We believe that our service and parts business is being positively impacted by the growth in total retail unit sales at our dealerships in recent years and capacity increases in our service and parts operations resulting from our facility improvement and expansion programs.

Gross Profit

Service and parts gross profit increased $117.7 million, or 20.7%, from 2005 to 2006 and increased $92.0 million, or 19.3%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $46.2 million, or 8.3%, increase in same store gross profit, coupled with a $71.5 million increase from net dealership acquisitions during the year. The same store gross profit increase is due to the $70.6 million, or 6.9%, increase in revenues, which increased gross profit by $39.0 million, and a 1.3% increase in gross margin percentage, which increased gross profit by $7.2 million. The increase from 2004 to 2005 is due to a $44.8 million, or 9.9%, increase in same store gross profit, coupled with a $47.2 million increase from net dealership acquisitions during the year. The same store gross profit increase is due to the $63.5 million, or 7.6%, increase in revenues, which increased gross profit by $34.8 million, and a 2.2% increase in gross margin percentage, which increased gross profit by $10.0 million.

Selling, General and Administrative

Selling, general and administrative or "SG&A" expenses increased $202.3 million, or 17.5%, from 2005 to 2006 and increased $178.8 million, or 18.3%, from 2004 to 2005. The aggregate increase from 2005 to 2006 is due to a $66.2 million, or 5.9%, increase in same store SG&A expenses, coupled with a $136.1 million increase from net dealership acquisitions during the year. The aggregate increase in SG&A expenses from 2004 to 2005 is due to an $87.6 million, or 9.5%, increase in same store SG&A expenses, coupled with a $91.2 million increase from net dealership acquisitions during the year. The increase in same store SG&A expenses is due in large part to (1) increased variable selling expenses, including increases in variable compensation, as a result of the 4.4% and 9.3% increase in retail gross profit over the prior year in 2006 and 2005, respectively, (2) increased rent and related costs in both years due in part to our facility improvement and expansion program and (3) increased advertising and promotion caused by the overall competitiveness of the retail vehicle market. Such increases were offset, in part, in 2004 by an $8.4 million refund of U.K. consumption taxes. SG&A expenses as a percentage of total revenue were 12.1%, 11.9% and 11.6% in 2006, 2005 and 2004, respectively, and as a percentage of gross profit were 79.6%, 78.3% and 77.7% in 2006, 2005 and 2004, respectively.

Depreciation and Amortization

Depreciation and amortization increased $7.3 million, or 19.5%, from 2005 to 2006 and increased $1.2 million, or 3.3%, from 2004 to 2005. The increase from 2005 to 2006 is due to a $3.9 million, or 10.5%, increase in same store depreciation and amortization, coupled with a $3.4 million increase from net dealership acquisitions during the year. The same store increase is due in large part to our facility improvement and expansion program. The increase from 2004 to 2005 is due to a $2.6 million increase from net dealership acquisitions during the year, offset by a $1.4 million, or 4.0%, decrease in same store depreciation and amortization. The same store decrease is due primarily to the effect of costs recognized in 2004 related to the relocation of certain U.K. franchises, offset by increases due in large part to our facility improvement and expansion program.

Floor Plan Interest Expense

Floor plan interest expense increased $14.5 million, or 30.6%, from 2005 to 2006 and increased $6.2 million, or 15.3%, from 2004 to 2005. The increase from 2005 to 2006 is due to an $8.8 million, or 19.3%, increase in same store floor plan interest expense, coupled with a $5.7 million increase from net dealership acquisitions during the year. The increase from 2004 to 2005 is due to a $1.7 million, or 4.4%, increase in same store floor plan interest expense, coupled with a $4.5 million increase from net dealership acquisitions during the year. Floor plan interest expense was negatively impacted in both 2006 and 2005 by increases in our weighted average borrowing rate due primarily to increases in the underlying variable rates of our revolving floor plan arrangements.

Other Interest Expense

Other interest expense increased $0.2 million, or 0.3%, from 2005 to 2006 and increased $6.1 million, or 14.2%, from 2004 to 2005. The increase from 2005 to 2006 is due to an increase in average total outstanding indebtedness in 2006 compared to 2005, offset by a decrease in our weighted average borrowing rate, partially offset by an increase in the interest on our variable rate indebtedness. The decrease in our weighted average borrowing rate was due primarily to the issuance of $375.0 million of 3.5% Convertible Senior Subordinated Notes on January 31, 2006 which was used to repay higher-rate debt under our credit agreements. The increase from 2004 to 2005 is due primarily to an increase in our weighted average borrowing rate during 2005 compared to 2004.

Income Taxes

Income taxes decreased $1.1 million, or 1.5%, from 2005 to 2006 and increased $3.1 million, or 4.6%, from 2004 to 2005. The decrease from 2005 to 2006 is due primarily to an increase in pre-tax income being more than offset by a reduction in our effective income tax rate due to an increase in the relative proportion of our U.K. operations, which are taxed at a lower rate and tax savings from certain tax planning initiatives. The increase from 2004 to 2005 is due primarily to an increase in pre-tax income versus the prior year, offset in part by a reduction in our effective state income tax rate.

Liquidity and Capital Resources

Our cash requirements are primarily for working capital, inventory financing, the acquisition of new dealerships, the improvement and expansion of existing facilities, the construction of new facilities, and dividends. Historically, these cash requirements have been met through cash flow from operations, borrowings under our credit agreements and floor plan arrangements, the issuance of debt securities, sale-leaseback transactions or the issuance of equity securities. As of December 31, 2006, we had working capital of $533.7 million, including $13.1 million of cash, available to fund our operations and capital commitments. In addition, we had $600.0 million and £54.8 million ($107.4 million) available for borrowing under our U.S. credit agreement and our U.K. credit agreement, respectively, each of which is discussed below. Effective February 13, 2007, we permanently reduced the credit availability under the U.S. credit agreement from $600.0 million to $250.0 million and the letter of credit availability from $50.0 million to $10.0 million. The reduction in capacity under the U.S. credit agreement will enable us to avoid certain credit availability fees specified in the agreement. Giving effect to the reduction, as of December 31, 2006 we would have had approximately $367.0 million available for borrowing under our credit agreements.

On January 26, 2007 we provided notice to the Bank of New York Trust Company, N.A., the trustee of our 9.625% Notes, of our intention to redeem the 9.625% Notes on March 15, 2007 at a price of 104.813% for all notes outstanding. We estimate the aggregate redemption price will be approximately $314.4 million, resulting in a pre-tax charge of approximately $19.0 million.

We paid the following dividends in 2005 and 2006:

Per Share Dividends				
2005:	First Quarter	$0.055	**2006:** First Quarter	$0.06
	Second Quarter	0.055	Second Quarter	0.07
	Third Quarter	0.055	Third Quarter	0.07
	Fourth Quarter	0.06	Fourth Quarter	0.07

We have also declared a cash dividend on our common stock of $0.07 cents per share payable on March 1, 2007 to shareholders of record on February 12, 2007. Future quarterly or other cash dividends will depend upon our earnings, capital requirements, financial condition, restrictions on any then existing indebtedness and other factors considered relevant by our Board of Directors.

We have grown primarily through the acquisition of automotive dealerships. We believe that cash flow from operations and our existing capital resources, including the liquidity provided by our credit agreements and floor plan financing arrangements, will be sufficient to fund our operations and commitments for at least the next twelve months. To the extent we pursue additional significant acquisitions or refinance existing debt, we may need to raise additional capital either through the public or private issuance of equity or debt securities or through additional borrowings. We may not have sufficient availability under our credit agreements to finance significant additional acquisitions or refinance existing debt. In certain circumstances, a public equity offering could require the prior approval of certain automobile manufacturers. In connection with any potential significant acquisitions or refinancings, we may be unable to access the capital markets or increase our borrowing capacity on terms acceptable to us, if at all.

Inventory Financing

We finance substantially all of our new and a portion of our used vehicle inventories under revolving floor plan arrangements with various lenders. In the U.S., the floor plan arrangements are due on demand; however, we are generally not required to make loan principal repayments prior to the sale of the vehicles that have been financed. We typically make monthly interest payments on the amount financed. Outside of the U.S., substantially all of our floor plan arrangements are payable on demand or have an original maturity of 90 days or less and we are generally required to repay floor plan advances at the earlier of the sale of the vehicles that have been financed or the stated maturity. All of our floor plan agreements grant a security interest in substantially all of the assets of our dealership subsidiaries. Interest rates under the floor plan arrangements are variable and increase or decrease based on changes in the prime rate, defined London Interbank Offered Rate ("LIBOR") or Euro Interbank Offer Rate. We receive non-refundable credits from certain of our vehicle manufacturers, which are treated as a reduction of cost of sales as vehicles are sold.

U.S. Credit Agreement

As of December 31, 2006, our credit agreement with DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation, as amended, provided for up to $600.0 million in revolving loans for working capital, acquisitions, capital expenditures, investments and for other general corporate purposes, and for an additional $50.0 million of availability for letters of credit, through September 30, 2009. The revolving loans bear interest between defined LIBOR plus 2.50% and defined LIBOR plus 3.50%. Effective February 13, 2007, we permanently reduced the credit availability under the U.S. credit agreement from $600.0 million to $250.0 million and the letter of credit availability from $50.0 million to $10.0 million. The reduction in capacity under the U.S. credit agreement will enable us to avoid certain credit availability fees specified in the agreement.

The U.S. credit agreement is fully and unconditionally guaranteed on a joint and several basis by our domestic subsidiaries and contains a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. We are also required to comply with specified financial and other tests and ratios, each as defined in the U.S. credit agreement, including: a ratio of current assets to current liabilities, a fixed charge coverage ratio, a ratio of debt to stockholders' equity, a ratio of debt to earnings before income taxes, depreciation and amortization, ("EBITDA"), a ratio of domestic debt to domestic EBITDA, and a measurement of stockholders' equity. A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of the amounts owed. As of December 31, 2006 we were in compliance with all covenants under the U.S. credit agreement, and we believe we will remain in compliance with such covenants for the foreseeable future. In making such determination, we have considered our current margin of compliance with the covenants and our expected future results of operations, working capital requirements, acquisitions, capital expenditures and investments. See "Forward Looking Statements."

The U.S. credit agreement also contains typical events of default, including change of control, non-payment of obligations and cross-defaults to our other material indebtedness. Substantially all of our domestic assets not pledged as security under floor plan arrangements are subject to security interests granted to lenders under the U.S. credit agreement. As of December 31, 2006, we had no outstanding borrowings under the U.S. credit agreement. Outstanding letters of credit under the U.S. credit agreement amounted to $12.4 million.

U.K. Credit Agreement

Our agreement with the Royal Bank of Scotland plc, as agent for National Westminster Bank plc ("RBS"), provides a five year multi-option credit agreement, a fixed rate credit agreement and a seasonally adjusted overdraft line of credit (collectively, the "U.K. credit agreement") to be used to finance acquisitions, working capital, and general corporate purposes. The U.K. credit agreement provides for (1) up to £70.0 million in revolving loans through August 31, 2011, which have an original maturity of 90 days or less and bear interest between defined LIBOR plus 0.65% and defined LIBOR plus 1.25%, (2) a £30.0 million funded term loan which bears interest between 5.94% and 6.54% and is payable ratably in quarterly intervals commencing on June 30, 2007 through June 30, 2011, and (3) a seasonally adjusted overdraft line of credit for up to £30.0 million that bears interest at the Bank of England Base Rate plus 1.00% and matures on August 31, 2011.

The U.K. credit agreement is fully and unconditionally guaranteed on a joint and several basis by our U.K. subsidiaries, and contains a number of significant covenants that, among other things, restrict the ability of our U.K. subsidiaries to pay dividends, dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. In addition, our U.K. subsidiaries are required to comply with specified ratios and tests, each as defined in the U.K. credit agreement, including: a ratio of earnings before interest and taxes plus rental payments to interest plus rental payments (as defined), a measurement of maximum capital expenditures, and a debt to EBITDA ratio (as defined). A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of the amounts owed. As of December 31, 2006, we were in compliance with all covenants under the U.K. credit agreement, and we believe that we will remain in compliance with such covenants for the foreseeable future. In making such determination, we considered the current margin of compliance with the covenants and our expected future results of operations, working capital requirements, acquisitions, capital expenditures and investments in the U.K.

The U.K. credit agreement also contains typical events of default, including change of control and non-payment of obligations and cross-defaults to other material indebtedness of the U.K. Subsidiaries. Substantially all of our U.K. Subsidiaries' assets not pledged as security under floor plan arrangements are subject to security interests granted to lenders under the U.K. credit agreement. As of December 31, 2006, outstanding loans under the U.K. credit agreement amounted to £60.0 million ($117.5 million).

9.625% Senior Subordinated Notes

We have outstanding $300.0 million aggregate principal amount of 9.625% Senior Subordinated Notes due 2012 (the "9.625% Notes"). On January 26, 2007 we provided notice to the Bank of New York Trust Company,

N.A., the trustee of the 9.625% Notes, of our intention to redeem the 9.625% Notes on March 15, 2007 at a price of 104.813% for all notes outstanding. We estimate the aggregate redemption price will be approximately $314.4 million, resulting in a pre-tax charge of approximately $19.0 million. The 9.625% Notes are unsecured senior subordinated notes and are subordinate to all existing and future senior debt, including debt under our credit agreements and floor plan indebtedness. The 9.625% Notes are guaranteed by substantially all domestic subsidiaries on a senior subordinated basis. Upon a change of control, each holder of 9.625% Notes would be able to require us to repurchase all or some of the Notes at a redemption price of 101% of their principal amount. The 9.625% Notes also contain customary negative covenants and events of default. As of December 31, 2006, we were in compliance with all negative covenants and there were no events of default.

7.75% Senior Subordinated Notes

On December 4, 2006 we issued $375.0 million aggregate principle amount of 7.75% Senior Subordinated Notes due 2016 (the "7.75% Notes"). The 7.75% Notes are unsecured senior subordinated notes and are subordinate to all existing and future senior debt, including debt under our credit agreements and floor plan indebtedness. The 7.75% Notes are guaranteed by substantially all wholly owned domestic subsidiaries on a senior subordinated basis. We can redeem all or some of the 7.75% Notes at our option beginning in December 2011 at specified redemption prices, or prior to December 2011 at 100% of the principal amount of the notes plus an applicable "make-whole" premium, as defined. In addition, we may redeem up to 40% of the 7.75% Notes at specified redemption prices using the proceeds of certain equity offerings before December 15, 2009. Upon certain sales of assets or specific kinds of changes of control we are required to make an offer to purchase the 7.75% Notes. The 7.75% Notes also contain customary negative covenants and events of default. As of December 31, 2006, we were in compliance with all negative covenants and there were no events of default.

We entered into a registration rights agreement with the initial purchasers of the 7.75% Notes under which we agreed to file with the Securities and Exchange Commission a registration statement to allow holders to exchange the 7.75% Notes for registered notes having substantially the same terms. We will use our commercially reasonable efforts to cause such registration statement to become effective and to complete the exchange offer within 240 days after the original issuance of the 7.75% Notes. We will be required to pay additional interest, subject to some limitations, to the holders of the 7.75% Notes if we fail to comply with these obligations or the registration statement ceases to be effective or fails to be usable for certain periods of time, in each case subject to certain exceptions outlined in the registration rights agreement.

3.5% Senior Subordinated Convertible Notes

We have outstanding $375.0 million aggregate principle amount of 3.50% Senior Subordinated Convertible Notes due 2026 (the "Convertible Notes"). The Convertible Notes mature on April 1, 2026, unless earlier converted, redeemed or purchased by us. The Convertible Notes are our unsecured senior subordinated obligations and are guaranteed on an unsecured senior subordinated basis by substantially all of our wholly owned domestic subsidiaries. The Convertible Notes also contain customary negative covenants and events of default. As of December 31, 2006 we were in compliance with all negative covenants and there were no events of default.

Holders may convert based on a conversion rate of 42.2052 shares of our common stock per $1,000 principal amount of the Convertible Notes (which is equal to a conversion price of approximately $23.69 per share), subject to adjustment, only under the following circumstances: (1) in any quarterly period commencing after March 31, 2006, if the closing price of our common stock for twenty of the last thirty trading days in the prior quarter exceeds $28.43 (subject to adjustment), (2) for specified periods, if the trading price of the Convertible Notes falls below specific thresholds, (3) if the Convertible Notes are called for redemption, (4) if specified distributions to holders of our common stock are made or specified corporate transactions occur, (5) if a fundamental change (as defined) occurs, or (6) during the ten trading days prior to, but excluding, the maturity date.

Upon conversion of the Convertible Notes, for each $1,000 principal amount of the Convertible Notes, a holder will receive an amount in cash, in lieu of shares of our common stock, equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in the indenture for the Convertible Notes, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash, common stock or a combination of cash and common stock with respect to the remaining value deliverable upon conversion.

If a holder elects to convert its Convertible Notes in connection with certain events that constitute a change of control on or before April 6, 2011, we will pay, to the extent described in the related indenture, a make-whole premium by increasing the conversion rate applicable to such Convertible Notes. In addition, we will pay contingent interest in cash, commencing with any six-month period beginning on April 1, 2011, if the average trading price of a Convertible Note for the five trading days ending on the third trading day immediately preceding the first day of that six-month period equals 120% or more of the principal amount of the Convertible Note.

On or after April 6, 2011, we may redeem the Convertible Notes, in whole at any time or in part from time to time, for cash at a redemption price of 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to the applicable redemption date. Holders of the Convertible Notes may require us to purchase all or a portion of their Convertible Notes for cash on each of April 1, 2011, April 1, 2016 and April 1, 2021 at a purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to the applicable purchase date.

Share Repurchase

In connection with the issuance of the Convertible Notes discussed above, we repurchased one million shares of our outstanding common stock on January 26, 2006 for $18.96 million, or $18.955 per share.

Interest Rate Swaps

We are party to an interest rate swap agreement through January 2008, pursuant to which a notional $200.0 million of our U.S. floating rate debt was exchanged for fixed rate debt. The swap was designated as a cash flow hedge of future interest payments of LIBOR-based U.S. floor plan borrowings. As of December 31, 2006, we expected approximately $0.8 million associated with the swap to be recognized as a reduction of interest expense over the next twelve months.

Other Financing Arrangements

We expect to enter into sale-leaseback transactions to finance certain property acquisitions and capital expenditures, pursuant to which we sell property and/or leasehold improvements to a third-party and agree to lease those assets back for a certain period of time. Such sales generate proceeds which vary from period to period.

Off-Balance Sheet Arrangements — 3.5% Convertible Senior Subordinated Notes due 2026

The Convertible Notes are convertible into shares of our common stock, at the option of the holder, based on certain conditions described above. Certain of these conditions are linked to the market value of our common stock. This type of financing arrangement was selected by us in order to achieve a more favorable interest rate (as opposed to other forms of available financing). Since we or the holders of the Convertible Notes can redeem these notes on or after April, 2011, a conversion or a redemption of these notes is likely to occur in 2011. The repayment will include cash for the principal amount of the Convertible Notes then outstanding plus an amount payable in either cash or stock, at our option, depending on the trading price of our common stock.

Cash Flows

Cash and cash equivalents increased by $4.2 and $5.2 million during the years ended December 31, 2006 and 2004, respectively, and decreased by $14.6 million during the year ended December 31, 2005. The major components of these changes are discussed below.

Cash Flows from Continuing Operating Activities

Cash provided by operating activities was $120.3 million, $169.4 million and $266.6 million during the years ended December 31, 2006, 2005 and 2004, respectively. Cash flows from operating activities include net income adjusted for non-cash items and the effects of changes in working capital.

We finance substantially all of our new and a portion of our used vehicle inventories under revolving floor plan notes payable with various lenders. In accordance with the guidance under SFAS No. 95, "Statement of Cash Flows", we report all cash flows arising in connection with floor plan notes payable to the manufacturer of a particular new vehicle as an operating activity in our statement of cash flows and all cash flows arising in connection with floor plan notes payable to a party other than the manufacturer of a particular new vehicle and all floor plan notes payable relating to pre-owned vehicles as a financing activity in our statement of cash flows. However, we believe that changes in aggregate floor plan liabilities are typically linked to changes in vehicle inventory and, therefore, are an integral part of understanding changes in our working capital and operating cash flow. Consequently, following is a reconciliation of cash flow from operating activities as reported in our condensed consolidated statement of cash flows as if all changes in vehicle floor plan were classified as an operating activity:

	Year Ended December 31,		
	2006	2005	2004
Net cash from operating activities as reported	$120,281	$169,373	$266,592
Floor plan notes payable — non-trade as reported	(71,140)	18,445	(58,841)
Net cash from operating activities including all floor plan notes payable	$ 49,141	$187,818	$207,751

Cash Flows from Continuing Investing Activities

Cash used in investing activities was $487.9 million, $228.9 million and $273.0 million during the years ended December 31, 2006, 2005 and 2004, respectively. Cash flows from investing activities consist primarily of cash used for capital expenditures, proceeds from sale-leaseback transactions and net expenditures for dealership acquisitions. Capital expenditures were $225.1 million, $220.5 million and $225.6 million during the years ended December 31, 2006, 2005 and 2004, respectively. Capital expenditures relate primarily to improvements to our existing dealership facilities and the construction of new facilities. Proceeds from sale-leaseback transactions were $106.2 million, $118.5 million and $149.1 million during the years ended December 31, 2006, 2005 and 2004, respectively. Cash used in business acquisitions, net of cash acquired, was $369.1 million, $126.9 million and $210.1 million during the years ended December 31, 2006, 2005 and 2004, respectively and included repayments of seller's floor plan notes payable of $113.2 million, $46.0 million and $40.8 million, respectively. Cash flows from investing activities include $13.6 million of proceeds received from the sale of an investment during the year ended December 31, 2004.

Cash Flows from Continuing Financing Activities

Cash provided by financing activities was $424.5 million and $4.7 million during the years ended December 31, 2006 and 2005, respectively, and cash used in financing activities was $22.1 million during the year ended December 31, 2004. Cash flows from financing activities include borrowings and repayments of long-term debt, net borrowings or repayments of floor plan notes payable non-trade, proceeds from the issuance of common stock, including proceeds from the exercise of stock options, repurchases of common stock and dividends. During the year ended December 31, 2006 we issued $750.0 million of subordinated debt and we paid $17.2 million of financing costs. Proceeds of the $750.0 million of subordinated debt issuance were used to repurchase one million shares of our common stock and to repay debt. This activity, combined with borrowing to fund acquisition and other liquidity requirements, resulted in net repayments of long-term debt of $211.1 million during the year ended December 31, 2006. We had net borrowings of long-term debt of $2.4 million and net repayments of long-term debt of $74.3 million, during the years ended December 31, 2005 and 2004, respectively. We had net repayments of floor plan notes payable non-trade of $71.1 million and $58.8 million during the years ended December 31, 2006 and 2004, respectively, and net borrowings of floor plan notes payable non-trade of $18.4 million during the year ended December 31, 2005. During the years ended December 31, 2006, 2005 and 2004, we received proceeds of $18.1 million, $4.7 million and $9.9 million, respectively, from exercises of common stock and during the year ended December 31, 2004 we received proceeds of $119.4 million from the issuance of common stock. During the years ended December 31, 2006, 2005 and 2004, we paid $25.2 million, $20.8 million and $18.4 million, respectively, of cash dividends to our stockholders.

Cash Flows from Discontinued Operations

Cash flows relating to discontinued operations are not currently considered, nor are they expected to be considered material to our liquidity or our capital resources. Management does not believe that there is any significant past, present or upcoming cash impact as a result of our discontinued operations.

Contractual Payment Obligations

The table below sets forth our best estimates as to the amounts and timing of future payments relating to our most significant contractual obligations as of December 31, 2006. The information in the table reflects future unconditional payments and is based upon, among other things, the terms of any relevant agreements. Future events, including acquisitions, divestitures, entering into new operating lease agreements, the amount of borrowings or repayments under our credit agreements and floor plan arrangements and purchases or refinancing of our securities, could cause actual payments to differ significantly from these amounts. See "Section 1A — Risk Factors."

	Payments due in						
	Total	2007	2008	2009	2010	2011	Thereafter
	(in millions)						
Floorplan Notes Payable(A)	$1,172.3	$1,172.3	$ —	$ —	$ —	$ —	$ —
U.S. Credit Agreement(B)	—	—	—	—	—	—	—
U.K. Credit Agreement	117.5	10.3	13.8	13.8	13.7	65.9	—
9.625% Senior Subordinated Notes(C)	300.0	—	—	—	—	—	300.0
7.75% Senior Subordinated Notes	375.0	—	—	—	—	—	375.0
3.5% Convertible Senior Subordinated Notes(D)	375.0	—	—	—	—	—	375.0
Other Debt	14.5	3.1	10.7	0.2	0.5	—	—
Mandatory Minority Interest Repurchase	4.0	—	4.0	—	—	—	—
Scheduled Interest Payments(E)	706.6	71.3	71.9	71.1	71.2	71.0	350.1
Operating Lease Commitments	3,970.1	164.4	160.7	158.2	157.2	155.9	3,173.7
	$7,035.0	$1,421.4	$261.1	$243.3	$242.6	$292.8	$4,573.8

(A) Floor plan notes payable are revolving financing arrangements. Payments are generally made as required pursuant to the floor plan borrowing agreements.

(B) Effective February 13, 2007, we permanently reduced the credit availability under the U.S. Credit Agreement from $600.0 million to $250.0 million and the letter of credit availability from $50.0 million to $10.0 million. No amounts were outstanding under this facility as of December 31, 2006.

(C) We have announced our intention to redeem the aggregate principal amount of our 9.625% senior subordinated notes on March 15, 2007 at a cost of approximately $314.4 million.

(D) Interest and principal repayments payments under our $375.0 million of 3.5% senior subordinated notes due 2026 are reflected in the table above, however, at our option, certain of these amounts may be settled by in shares of common stock. While these notes are not due until 2026, in 2011 the holders may require us to purchase all or a portion of their notes for cash. This acceleration of ultimate repayment is not reflected in the table above, nor is any optional redemption on our part.

(E) Estimates of future variable rate interest payments under floorplan notes payable and our credit agreements are excluded. See "Inventory Financing," "U.S. Credit Agreement", and "U.K. Credit Agreement" above for a discussion of such variable rates.

We expect that the amounts above will be funded through cash flow from operations. In the case of balloon payments at the end of the terms of our debt instruments, we expect to be able to refinance such instruments in the normal course of business.

Commitments

We are party to a joint venture agreement with respect to one of the Company's franchises pursuant to which we are required to repurchase our partner's interest in July 2008. We expect this payment to be approximately $4.0 million.

Related Party Transactions

Stockholders Agreement

Roger S. Penske, our Chairman of the Board and Chief Executive Officer, is also Chairman of the Board and Chief Executive Officer of Penske Corporation, and through entities affiliated with Penske Corporation, our largest stockholder owning approximately 40% of our outstanding common stock. Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc. (collectively, "Mitsui") own approximately 16% of our outstanding common stock. Mitsui, Penske Corporation and certain other affiliates of Penske Corporation are parties to a stockholders agreement pursuant to which the Penske affiliated companies agreed to vote their shares for one director who is a representative of Mitsui. In turn, Mitsui agreed to vote their shares for up to fourteen directors voted for by the Penske affiliated companies. This agreement terminates in March 2014, upon the mutual consent of the parties, or when either party no longer owns any of our common stock.

Other Related Party Interests and Transactions

Several of our directors and officers are affiliated with Penske Corporation or related entities. Roger S. Penske is also a managing member of Penske Capital Partners and Transportation Resource Partners, organizations that undertake investments in transportation-related industries. Richard J. Peters, one of our directors, is a managing director of Transportation Resource Partners. Mr. Peters and Roger S. Penske, Jr., our President, are each directors of Penske Corporation. Eustace W. Mita and Lucio A. Noto (two of our directors) are investors in Transportation Resource Partners. One of our directors, Hiroshi Ishikawa, serves as our Executive Vice President — International Business Development and serves in a similar capacity for Penske Corporation. Robert H. Kurnick, Jr., our Vice Chairman, is also the President and a director of Penske Corporation and Paul F. Walters, our Executive Vice President — Human Resources serves in a similar human resources capacity for Penske Corporation.

We are currently a tenant under a number of non-cancelable lease agreements with Automotive Group Realty, LLC and its subsidiaries (together "AGR"), which are subsidiaries of Penske Corporation. From time to time, we may sell AGR real property and improvements that are subsequently leased by AGR to us. In addition, we may purchase real property or improvements from AGR which, in some instances, occur via the purchase of the equity interest of a corporate entity. Each of these transactions is valued at a price that is independently confirmed. We sometimes pay to and/or receive fees from Penske Corporation and its affiliates for services rendered in the normal course of business, or to reimburse payments made to third parties on each others' behalf. These transactions and those relating to AGR mentioned above, are reviewed periodically by our Audit Committee and reflect the provider's cost or an amount mutually agreed upon by both parties.

We and Penske Corporation have entered into a joint insurance agreement which provides that, with respect to our joint insurance policies (which includes our property policy), available coverage with respect to a loss shall be paid to each party as stipulated in the policies. In the event of losses by us and Penske Corporation in excess of the limit of any policy during a policy period, the total policy proceeds shall be allocated based on the ratio of premiums paid.

We have entered into joint ventures with certain related parties as more fully discussed below.

Joint Venture Relationships

From time to time, we enter into joint venture relationships in the ordinary course of business, through which we acquire dealerships together with other investors. We may provide these dealerships with working capital and other debt financing at costs that are based on our incremental borrowing rate. As of December 31, 2006, our joint venture relationships were as follows:

Location	Dealerships	Ownership Interest
Fairfield, Connecticut	Audi, Mercedes-Benz, Porsche	91.70%(A)(B)
Edison, New Jersey	Ferrari, Maserati	70.00%(B)
Tysons Corner, Virginia	Aston Martin, Audi, Maybach, Mercedes-Benz, Porsche	90.00%(B)(C)
Las Vegas, Nevada	Ferrari, Maserati	50.00%(D)
Mentor, Ohio	Honda	75.00%(B)
Munich, Germany	BMW, MINI	50.00%(D)
Frankfurt, Germany	Lexus, Toyota	50.00%(D)
Aachen, Germany	Audi, Lexus, Toyota, Volkswagen	50.00%(D)
Mexico	Toyota	48.70%(D)
Mexico	Toyota	45.00%(D)

(A) An entity controlled by one of our directors, Lucio A. Noto (the "Investor"), owns an 8.3% interest in this joint venture, which entitles the Investor to 20% of the operating profits of the dealerships owned by the joint venture. In addition, the Investor has an option to purchase up to a 20% interest in the joint venture for specified amounts.

(B) Entity is consolidated in our financial statements.

(C) Roger S. Penske, Jr. owns a 10% interest in this joint venture.

(D) Entity is accounted for using the equity method of accounting.

Cyclicality

Unit sales of motor vehicles, particularly new vehicles, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the automotive retailing industry tends to experience periods of decline and recession similar to those experienced by the general economy. We believe that the industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, fuel prices, interest rates and credit availability.

Seasonality

Our business is modestly seasonal overall. Our U.S. operations generally experience higher volumes of vehicle sales in the second and third quarters of each year due in part to consumer buying trends and the introduction of new vehicle models. Also, demand for cars and light trucks is generally lower during the winter months than in other seasons, particularly in regions of the United States where dealerships may be subject to severe winters. The greatest U.S. seasonality exists at the dealerships we operate in northeastern and upper mid-western states, for which the second and third quarters are the strongest with respect to vehicle-related sales. Our U.K. operations generally experience higher volumes of vehicle sales in the first and third quarters of each year, due primarily to vehicle registration practices in the U.K. The service and parts business at all dealerships experiences relatively modest seasonal fluctuations.

Effects of Inflation

We believe that inflation rates over the last few years have not had a significant impact on revenues or profitability. We do not expect inflation to have any near-term material effects on the sale of our products and services, however, we cannot be sure there will be no such effect in the future.

We finance substantially all of our inventory through various revolving floor plan arrangements with interest rates that vary based on the prime rate, LIBOR or Euro Interbank Offer Rate. Such rates have historically increased during periods of increasing inflation.

Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally can be identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "intend," "plan," "estimate," "predict," "potential," "forecast," "continue" or variations of such terms, or the use of these terms in the negative. Forward-looking statements include statements regarding our current plans, forecasts, estimates, beliefs or expectations, including, without limitation, statements with respect to:

- our future financial performance;
- future acquisitions;
- future capital expenditures;
- our ability to obtain cost savings and synergies;
- our ability to respond to economic cycles;
- trends in the automotive retail industry and in the general economy in the various countries in which we operate dealerships;
- our ability to access the remaining availability under our credit agreements;
- our liquidity;
- interest rates;
- trends affecting our future financial condition or results of operations; and
- our business strategy.

Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Actual results may differ materially from anticipated results due to a variety of factors, including the factors identified under "Item 1A. — Risk Factors". Important factors that could cause actual results to differ materially from our expectations include those mentioned in "Item 1A. — Risk Factors" such as the following:

- the ability of automobile manufacturers to exercise significant control over our operations, since we depend on them in order to operate our business;
- because we depend on the success and popularity of the brands we sell, adverse conditions affecting one or more automobile manufacturers may negatively impact our revenues and profitability;
- we may not be able to satisfy our capital requirements for acquisitions, dealership renovation projects or financing the purchase of our inventory;
- our failure to meet a manufacturer's consumer satisfaction requirements may adversely affect our ability to acquire new dealerships, our ability to obtain incentive payments from manufacturers and our profitability;
- automobile manufacturers may impose limits on our ability to issue additional equity and on the ownership of our common stock by third parties, which may hamper our ability to meet our financing needs;
- our business and the automotive retail industry in general are susceptible to adverse economic conditions, including changes in interest rates, consumer confidence, fuel prices and credit availability;
- substantial competition in automotive sales and services may adversely affect our profitability;

- if we lose key personnel, especially our Chief Executive Officer, or are unable to attract additional qualified personnel, our business could be adversely affected;
- our quarterly operating results may fluctuate due to seasonality in the automotive retail business and other factors;
- because most customers finance the cost of purchasing a vehicle, higher interest rates may adversely affect our vehicle sales;
- our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably;
- our automobile dealerships are subject to substantial regulations which may adversely affect our profitability;
- if state dealer laws in the United States are repealed or weakened, our automotive dealerships may be subject to increased competition and may be more susceptible to termination, non-renewal or renegotiation of their franchise agreements;
- our U.K. dealerships are not afforded the same legal franchise protections as those in the U.S. so we could be subject to additional competition from other local dealerships in the U.K.;
- our automotive dealerships are subject to environmental regulations that may result in claims and liabilities;
- our dealership operations may be affected by severe weather or other periodic business interruptions;
- our principal stockholders have substantial influence over us and may make decisions with which other stockholders may disagree;
- some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests;
- our level of indebtedness may limit our ability to obtain financing for acquisitions and may require that a significant portion of our cash flow be used for debt service;
- we may be involved in legal proceedings that could have a material adverse effect on our business;
- our operations outside of the United States subject our profitability to fluctuations relating to changes in foreign currency valuations;
- we are a holding company and, as a result, must rely on the receipt of payments from our subsidiaries, which are subject to limitations, in order to meet our cash needs and service our indebtedness;
- the price of our common stock is subject to substantial fluctuation, which may be unrelated to our performance; and
- shares eligible for future sale, or issuable under the terms of our convertible notes, may cause the market price of our common stock to drop significantly, even if our business is doing well.

We urge you to carefully consider these risk factors in evaluating all forward-looking statements regarding our business. Readers of this report are cautioned not to place undue reliance on the forward-looking statements contained in this report. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Except to the extent required by the federal securities laws and SEC rules and regulations, we have no intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rates. We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Certain balances under our credit agreements bear interest at variable rates based on a margin over defined benchmarks. Based on the amount outstanding as of December 31, 2006, a 100 basis point change in interest rates would result in an approximate $0.7 million change to our annual interest expense.

Similarly, amounts outstanding under floor plan financing arrangements bear interest at a variable rate based on a margin over defined benchmarks. We continually evaluate our exposure to interest rate fluctuations and follow established policies and procedures to implement strategies designed to manage the amount of variable rate indebtedness outstanding at any point in time in an effort to mitigate the effect of interest rate fluctuations on our earnings and cash flows. We are currently party to a swap agreement pursuant to which a notional $200.0 million of our floating rate floor plan debt was exchanged for fixed rate debt through January 2008. Based on an average of the aggregate amounts outstanding under our floor plan financing arrangements subject to variable interest payments during the year ended December 31, 2006, a 100 basis point change in interest rates would result in an approximate $10.0 million change to our annual interest expense.

Interest rate fluctuations affect the fair market value of our swaps and fixed rate debt, including the 9.625% Notes, the 7.75% Notes, the Convertible Notes and certain seller financed promissory notes, but, with respect to such fixed rate debt instruments, do not impact our earnings or cash flows.

Foreign Currency Exchange Rates. As of December 31, 2006, we had dealership operations in the U.K. and Germany. In each of these markets, the local currency is the functional currency. Due to our intent to remain permanently invested in these foreign markets, we do not hedge against foreign currency fluctuations. In the event we change our intent with respect to the investment in any of our international operations, we would expect to implement strategies designed to manage those risks in an effort to mitigate the effect of foreign currency fluctuations on our earnings and cash flows. A ten percent change in average exchange rates versus the U.S. Dollar would have resulted in an approximate $360.1 million change to our revenues for the year ended December 31, 2006.

In common with other automotive retailers, we purchase certain of our new vehicle and parts inventories from foreign manufacturers. Although we purchase the majority of our inventories in the local functional currency, our business is subject to certain risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility which may influence such manufacturers' ability to provide their products at competitive prices in the local jurisdictions. Our future results could be materially and adversely impacted by changes in these or other factors.

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements are incorporated by reference into this Item 8.

Item 9. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Under the supervision and with the participation of our management, including the principal executive and financial officers, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2006. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our principal executive and financial officers, to allow timely discussions regarding required disclosure.

Based upon this evaluation, the Company's principal executive and financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2006. In addition, we maintain internal controls designed to provide us with the information required for accounting and financial reporting purposes. There were no changes in our internal control over financial reporting that occurred during our fourth quarter of 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting..

Item 9B. ***Other Information***

Not applicable.

PART III

The information required by Items 10 through 14 is included in the Company's definitive proxy statement under the captions "Election of Directors," "Executive Officers," "Compensation Discussion and Analysis," "Executive and Directors Compensation", "Security Ownership of Certain Beneficial Owners and Management," "Independent Registered Public Accounting Firms," "Related Party Transactions," "Other Matters" and "Our Corporate Governance." Such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(1) Financial Statements

The consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements are filed as part of this Annual Report on Form 10-K.

(2) Financial Statement Schedules — Schedule II — Valuation and Qualifying Accounts.

(3) Exhibits — See the Index of Exhibits following this item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2007.

UNITED AUTO GROUP, INC.

By: /s/ ROGER S. PENSKE

Roger S. Penske
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ ROGER S. PENSKE Roger S. Penske	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 28, 2007
/s/ ROBERT T. O'SHAUGHNESSY Robert T. O'Shaughnessy	Executive Vice President — Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2007
/s/ JOHN D. BARR John D. Barr	Director	February 28, 2007
/s/ MICHAEL R. EISENSON Michael R. Eisenson	Director	February 28, 2007
/s/ HIROSHI ISHIKAWA Hiroshi Ishikawa	Director	February 28, 2007
/s/ ROBERT H. KURNICK, JR. Robert H. Kurnick, Jr.	Director	February 28, 2007
/s/ WILLIAM J. LOVEJOY William J. Lovejoy	Director	February 28, 2007
/s/ KIMBERLY J. MCWATERS Kimberly J. McWaters	Director	February 28, 2007
/s/ EUSTACE W. MITA Eustace W. Mita	Director	February 28, 2007
/s/ LUCIO A. NOTO Lucio A. Noto	Director	February 28, 2007

Signature	Title	Date
/s/ RICHARD J. PETERS Richard J. Peters	Director	February 28, 2007
/s/ RONALD G. STEINHART Ronald G. Steinhart	Director	February 28, 2007
/s/ H. BRIAN THOMPSON H. Brian Thompson	Director	February 28, 2007

INDEX OF EXHIBITS

Each management contract or compensatory plan or arrangement is identified with an asterisk.

3.1 Certificate of Incorporation (incorporated by reference to exhibit 3.2 to our Form 10-Q filed on May 10, 2006).

3.2 Bylaws (incorporated by reference to exhibit 3.2 to our Form 8-K filed on March 13, 2006).

4.1.1 Indenture regarding our 9⅝% senior subordinated notes due 2012 dated as of March 18, 2002 among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to exhibit 4.3 to our registration statement on Form S-4, registration no. 333-87452, filed May 2, 2002).

4.1.2 Amended and Restated Supplemental Indenture dated as of May 5, 2006 among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to exhibit 4.2 to our Form 10-Q filed May 10, 2006).

4.2.1 Indenture regarding our 3.5% senior subordinated convertible notes due 2026, dated January 31, 2006, by and among us, as Issuer, the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to our Form 8-K filed February 2, 2006).

4.2.2 Supplemental Indenture regarding our 3.5% senior subordinated convertible notes due 2026 dated as of May 5, 2006, among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as trustee. (incorporated by reference to exhibit 4.2 to our Form 10-Q filed May 10, 2006).

4.3.1 Indenture regarding our 7.75% senior subordinated notes due 2016 dated December 7, 2006, by and among us as Issuer, the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to our current report on Form 8-K filed on December 12, 2006).

4.3.2 Registration Rights Agreement, dated December 7, 2006, by and among us, the subsidiary guarantors named therein, J.P. Morgan Securities Inc., Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, relating to the 7.75% senior subordinated notes due 2016 (incorporated by reference to exhibit 4.3 to our current report on Form 8-K filed on December 12, 2006).

4.4.1 Second Amended and Restated Credit Agreement, dated as of September 8, 2004, among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference to our September 8, 2004 Form 8-K).

4.4.2 Second Amended and Restated Security Agreement dated as of September 8, 2004 among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference to Exhibit 10.2 to our September 8, 2004 Form 8-K).

4.4.3 Extension Notice dated September 26, 2006 relating to Second Amended and Restated Credit Agreement, dated as of September 8, 2004, among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference to exhibit 4.1 to our Form 8-K filed on September 27, 2006).

4.4.4 First amendment dated April 18, 2006 to the Second Amended and Restated Credit Agreement dated September 8, 2004 by and among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference from exhibit 4.1 to our 8-K filed April 18, 2006).

4.4.5 Second amendment dated May 9, 2006 to the Second Amended and Restated Credit Agreement dated September 8, 2004 by and among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference from exhibit 4.4 to our 10-Q filed May 10, 2006).

4.4.6 Third amendment dated August 8, 2006 to the Second Amended and Restated Credit Agreement dated September 8, 2004 by and among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference to exhibit 4.1 to our Form 10-Q filed on August 9, 2006).

4.5.1 Multi-Option Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and The Royal Bank of Scotland, plc, as agent for National Westminster Bank Plc. (incorporated by reference to exhibit 4.1 to our Form 8-K filed on September 5, 2006).

4.5.2	Fixed Rate Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and The Royal Bank of Scotland, plc, as agent for National Westminster Bank Plc. (incorporated by reference to exhibit 4.2 to our Form 8-K filed on September 5, 2006).
4.5.3	Seasonally Adjusted Overdraft Agreement dated as of August 31, 2006 between Sytner Group Limited and The Royal Bank of Scotland, plc, as agent for National Westminster Bank Plc. (incorporated by reference to exhibit 4.3 to our Form 8-K filed on September 5, 2006).
10.1	Form of Dealer Agreement with Honda Automobile Division, American Honda Motor Co. (incorporated by reference to exhibit 10.2.3 to our 2001 Form 10-K).
10.2	Form of Car Center Agreement with BMW of North America, Inc. (incorporated by reference to exhibit 10.2.5 to our 2001 Form 10-K).
10.3	Form of SAV Center Agreement with BMW of North America, Inc. (incorporated by reference to exhibit 10.2.6 to our 2001 Form 10-K).
10.4	Form of Dealer Agreement with Toyota Motor Company (incorporated by reference to exhibit 10.2.7 to our 2001 Form 10-K).
10.5	Form of Mercedes-Benz USA, Inc. Passenger and Car Retailer Agreement (incorporated by reference to exhibit 10.2.11 to our Form 10-Q for the quarter ended March 31, 2000).
10.6	Form of Mercedes-Benz USA, Inc. Light Truck Retailer Agreement (incorporated by reference to exhibit 10.2.12 to our Form 10-Q for the quarter ended March 31, 2000).
*10.7	United Auto Group, Inc. Amended and Restated Stock Option Plan dated as of December 10, 2003 (incorporated by reference to our 2003 10-K filed March 15, 2004).
*10.8	Amended and Restated United Auto Group, Inc. 2002 Equity Compensation Plan (incorporated by reference to our 2003 10-K filed March 15, 2004).
*10.9	Form of Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to our Form 10-Q for the quarter ended June 30, 2003).
*10.10	Amended and Restated United Auto Group, Inc. Non-Employee Director Compensation Plan (incorporated by reference to our 10-Q filed August 9, 2004).
*10.11	United Auto Group, Inc. Management Incentive Plan (effective July 1, 2003) (incorporated by reference to exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10.12.1	First Amended and Restated Limited Liability Company Agreement dated April 1, 2003 between UAG Connecticut I, LLC and Noto Holdings, LLC (incorporated by reference to exhibit 10.3 to our Form 10-Q filed May 15, 2003).
10.12.2	Letter Agreement dated April 1, 2003 among UAG Connecticut I, LLC; Noto Holdings, LLC and the other parties named therein (incorporated by reference to exhibit 10.4 to our Form 10-Q filed May 15, 2003.
10.12.3	Letter Agreement dated April 1, 2003 between UAG Connecticut I, LLC and Noto Holdings, LLC (incorporated by reference to exhibit 10.5 to our Form 10-Q filed May 15, 2003).
10.13	Registration Rights Agreement among us and Penske Automotive Holdings Corp. dated as of December 22, 2000 (incorporated by reference to exhibit 10.26.1 to our Form 10-K filed February 6, 2002.
10.14	Second Amended and Restated Registration Rights Agreement among us, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. dated as of March 26, 2004 (incorporated by reference to the exhibit 10.2 to our March 26, 2004 Form 8-K).
10.15	Letter Agreement among Penske Corporation, Penske Capital Partners, L.L.C., Penske Automotive Holdings Corp., International Motor Cars Group I, L.L.C., Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. dated April 4, 2003 (incorporated by reference to exhibit 5 to the Schedule 13D filed by Mitsui on April 10, 2003).
10.16	Purchase Agreement by and between Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc., International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp, and United Auto Group, Inc. (incorporated by reference to exhibit 10.1 to our Form 8-K filed on February 17, 2004).

10.17	HBL, LLC Limited Liability Company Agreement dated December 31, 2001, between H.B.L. Holdings, Inc. and Roger S. Penske, Jr. (incorporated by reference to exhibit 10.28.1 to registration statement no. 333-82264 filed February 6, 2002).
10.18	Stockholders Agreement among International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc. dated as of March 26, 2004 (incorporated by reference to exhibit 10.1 to our March 26, 2004 Form 8-K).
10.19	VMC Holding Corporation Stockholders' Agreement dated April 28, 2005 among VMC Holding Corporation, U.S., Transportation Resource Partners, LP., Penske Truck Leasing Co. LLP., and Opus Ventures General Partners Limited (incorporated by reference to exhibit 10.1 to our Form 10-Q filed on May 5, 2005).
10.20	Management Services Agreement dated April 28, 2005 among VMC Acquisition Corporation, Transportation Resource Advisors LLC., Penske Truck Leasing Co. L.P. and Opus Ventures General Partner Limited (incorporated by reference to exhibit 10.1 to our Form 10-Q filed on May 5, 2005).
10.21	Joint Insurance Agreement dated August 7, 2006 between us and Penske Corporation (incorporated by reference to exhibit 10.1 to our Form 10-Q filed August 9, 2006).
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiary List
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of KPMG Audit Plc.
31.1	Rule 13(a)-14(a)/15(d)-14(a) Certification.
31.2	Rule 13(a)-14(a)/15(d)-14(a) Certification.
32	Section 1350 Certifications.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED AUTO GROUP, INC
As of December 31, 2006 and 2005 and For the Years Ended December 31, 2006, 2005 and 2004

Management Reports on Internal Control Over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firms	F-3
Consolidated Balance Sheets	F-8
Consolidated Statements of Income	F-9
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)	F-10
Consolidated Statements of Cash Flows	F-11
Notes to Consolidated Financial Statements	F-12

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of United Auto Group, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors that the Company's internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on our assessment we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements included in the Company's Annual Report on Form 10-K has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page F-3.

United Auto Group, Inc.
February 28, 2007

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of UAG UK Holdings Limited and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors that the Company's internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on our assessment we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements of UAG UK Holdings Limited has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page F-5.

UAG UK Holdings Limited
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Auto Group, Inc.
Bloomfield Hills, Michigan

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that United Auto Group, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of UAG UK Holdings Limited and subsidiaries, (a consolidated subsidiary) whose financial statements reflect total assets, revenues and income from continuing operations constituting 32%, 31% and 35% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. The effectiveness of UAG UK Holdings Limited and subsidiaries' internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinions, insofar as they relate to the effectiveness of UAG UK Holdings Limited and subsidiaries' internal control over financial reporting, are based solely on the report of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of the other auditors, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006. Our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule based on our audit and the report of other auditors, and includes an explanatory paragraph relating to the Company electing application of Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements".

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
UAG UK Holdings Limited:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that UAG UK Holdings Limited and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph relating to the Company electing application of Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

/s/ KPMG Audit Plc

Birmingham, United Kingdom
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of United Auto Group, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying consolidated balance sheets of United Auto Group, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits. We did not audit the financial statements of UAG UK Holdings Limited and subsidiaries (a consolidated subsidiary) for the years ended December 31, 2006, 2005 and 2004, which statements reflect total assets constituting 32% and 23% of the Company's consolidated total assets as of December 31, 2006 and 2005, and total revenues constituting 31%, 29% and 29% of the Company's consolidated total revenues and 35%, 30% and 33% of income from continuing operations for the years ended December 31, 2006, 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for UAG UK Holdings Limited and subsidiaries is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audits and (as to the amounts included for UAG UK Holdings Limited and subsidiaries) the report of other auditors, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company elected application of Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting based on our audits and the report of other auditors.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
UAG UK Holdings Limited:

We have audited the consolidated balance sheets of UAG UK Holdings Limited and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company elected application of Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UAG UK Holdings Limited's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Audit Plc

Birmingham, United Kingdom
February 28, 2007

UNITED AUTO GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 13,147	$ 8,957
Accounts receivable, net of allowance for doubtful accounts of $2,855 and $3,933, as of December 31, 2006 and 2005, respectively	469,516	398,127
Inventories, net	1,519,506	1,144,584
Other current assets	71,490	50,209
Assets held for sale	213,030	310,467
Total current assets	2,286,689	1,912,344
Property and equipment, net	582,646	416,099
Goodwill	1,244,171	992,976
Franchise value	246,596	189,297
Other assets	109,700	83,457
Total Assets	$4,469,802	$3,594,173
LIABILITIES AND STOCKHOLDERS' EQUITY		
Floor plan notes payable	$ 874,326	$ 785,237
Floor plan notes payable — non-trade	297,985	318,034
Accounts payable	300,804	198,268
Accrued expenses	214,307	170,606
Current portion of long-term debt	13,385	3,551
Liabilities held for sale	52,150	189,239
Total current liabilities	1,752,957	1,664,935
Long-term debt	1,168,666	576,690
Other long-term liabilities	252,526	206,816
Total Liabilities	3,174,149	2,448,441
Commitments and contingent liabilities		
Stockholders' Equity		
Preferred Stock, $0.0001 par value; 100 shares authorized; none issued and outstanding	—	—
Common Stock, $0.0001 par value, 240,000 shares authorized; 94,468 shares issued at December 31, 2006; 93,767 shares issued at December 31, 2005	5	5
Non-voting Common Stock, $0.0001 par value, 7,125 shares authorized; none issued and outstanding	—	—
Class C Common Stock, $0.0001 par value, 20,000 shares authorized; none issued and outstanding	—	—
Additional paid-in-capital	768,798	746,165
Retained earnings	492,704	404,010
Accumulated other comprehensive income	79,379	21,830
Treasury stock, at cost; 5,306 and 4,306 shares at December 31, 2006 and 2005, respectively	(45,233)	(26,278)
Total Stockholders' Equity	1,295,653	1,145,732
Total Liabilities and Stockholders' Equity	$4,469,802	$3,594,173

See Notes to Consolidated Financial Statements.

UNITED AUTO GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Revenue:			
New vehicle	$ 6,275,916	$5,601,187	$4,879,057
Used vehicle	2,546,009	2,025,532	1,798,841
Finance and insurance, net	249,581	229,575	200,468
Service and parts	1,246,288	1,043,859	885,339
Fleet and wholesale	924,519	761,240	624,316
Total revenues	11,242,313	9,661,393	8,388,021
Cost of sales:			
New vehicle	5,727,135	5,106,889	4,454,724
Used vehicle	2,330,694	1,845,587	1,646,946
Service and parts	559,305	474,563	408,033
Fleet and wholesale	920,710	760,903	622,990
Total cost of sales	9,537,844	8,187,942	7,132,693
Gross profit	1,704,469	1,473,451	1,255,328
Selling, general and administrative expenses	1,356,452	1,154,220	975,409
Depreciation and amortization	44,863	37,551	36,365
Operating income	303,154	281,680	243,554
Floor plan interest expense	(61,565)	(47,124)	(40,883)
Other interest expense	(49,173)	(49,004)	(42,923)
Equity in earnings of affiliates	8,201	4,271	5,770
Other income	—	—	11,469
Income from continuing operations before income taxes and minority interests	200,617	189,823	176,987
Income taxes	(67,845)	(68,870)	(65,837)
Minority interests	(2,172)	(1,814)	(2,047)
Income from continuing operations	130,600	119,139	109,103
(Loss) income from discontinued operations, net of tax	(5,899)	(166)	2,584
Net income	$ 124,701	$ 118,973	$ 111,687
Basic earnings per share:			
Continuing operations	$ 1.40	$ 1.28	$ 1.21
Discontinued operations	(0.06)	(0.00)	0.03
Net income	$ 1.34	$ 1.28	$ 1.24
Shares used in determining basic earnings per share	93,393	92,832	89,920
Diluted earnings per share:			
Continuing operations	$ 1.39	$ 1.27	$ 1.20
Discontinued operations	(0.06)	(0.00)	0.03
Net income	$ 1.32	$ 1.27	$ 1.22
Shares used in determining diluted earnings per share	94,178	93,932	91,226
Cash dividends per share	$ 0.27	$ 0.23	$ 0.21

See Notes to Consolidated Financial Statements.

UNITED AUTO GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Voting and Non-voting Common Stock								
	Issued Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock	Total Stockholders' Equity	Comprehensive Income (Loss)
					(Dollars in thousands)				
Balances, December 31, 2003	83,444,336	4	608,382	212,605	36,315	(2,616)	(26,278)	828,412	
Sale of common stock	8,100,000	1	119,435	—	—	—	—	119,436	
Restricted stock	305,132	—	4,798	—	—	(1,971)	—	2,827	
Exercise of options, including tax benefit of $3,938	1,115,740	—	9,936	—	—	—	—	9,936	
Unrealized appreciation of investment, net of tax	—	—	—	—	(5,718)	—	—	(5,718)	$ (5,718)
Dividends	—	—	—	(18,411)	—	—	—	(18,411)	—
Foreign currency translation	—	—	—	—	26,284	—	—	26,284	26,284
Other	—	—	—	—	582	—	—	582	582
Net income	—	—	—	111,687	—	—	—	111,687	111,687
Balances, December 31, 2004	92,965,208	5	742,551	305,881	57,463	(4,587)	(26,278)	1,075,035	$132,835
Restricted stock	333,164	—	5,492	—	—	(1,964)	—	3,528	
Reclassification of unamortized restricted stock expense	—	—	(6,551)	—	—	6,551	—	—	
Exercise of options, including tax benefit of $1,195	469,096	—	4,673	—	—	—	—	4,673	
Dividends	—	—	—	(20,844)	—	—	—	(20,844)	
Foreign currency translation	—	—	—	—	(39,473)	—	—	(39,473)	(39,473)
Other	—	—	—	—	3,840	—	—	3,840	$ 3,840
Net income	—	—	—	118,973	—	—	—	118,973	118,973
Balances, December 31, 2005	93,767,468	$ 5	$746,165	$404,010	$ 21,830	$ —	$(26,278)	$1,145,732	$ 83,340
Adjustment (note 1)	—	—	—	(10,792)	—	—	—	(10,792)	
Restricted stock	226,797	—	4,564	—	—	—	—	4,564	
Exercise of options, including tax benefit of $8,695	1,473,748	—	18,069	—	—	—	—	18,069	
Repurchase of common stock	(1,000,000)	—	—	—	—	—	(18,955)	(18,955)	
Dividends	—	—	—	(25,215)	—	—	—	(25,215)	
Foreign currency translation	—	—	—	—	53,420	—	—	53,420	53,420
Other	—	—	—	—	4,129	—	—	4,129	$ 4,129
Net income	—	—	—	124,701	—	—	—	124,701	124,701
Balances, December 31, 2006	94,468,013	$ 5	$768,798	$492,704	$ 79,379	$ —	$(45,233)	$1,295,653	$182,250

See Notes to Consolidated Financial Statements.

UNITED AUTO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Operating Activities:			
Net income	$ 124,701	$ 118,973	$ 111,687
Adjustments to reconcile net income to net cash from continuing operating activities:			
Depreciation and amortization	44,863	37,551	36,365
Undistributed earnings of equity method investments	(7,951)	(4,271)	(4,449)
(Income) loss from discontinued operations, net of tax	5,899	166	(2,584)
Gain on sale of investment	—	—	(11,469)
Deferred income taxes	29,947	17,381	27,368
Minority interests	2,172	1,814	2,047
Changes in operating assets and liabilities:			
Accounts receivable	(45,263)	(61,216)	(32,093)
Inventories	(209,418)	7,477	(98,242)
Floor plan notes payable	140,180	42,463	208,049
Accounts payable and accrued expenses	51,273	(18,902)	48,522
Other	(16,122)	27,937	(18,609)
Net cash from continuing operating activities	120,281	169,373	266,592
Investing Activities:			
Purchase of equipment and improvements	(225,058)	(220,457)	(225,555)
Proceeds from sale-leaseback transactions	106,167	118,470	149,076
Dealership acquisitions, net, including repayment of sellers floor plan notes payable of $113,229, $46,045 and $40,751, respectively	(369,055)	(126,879)	(210,084)
Proceeds from sale of investment	—	—	13,566
Net cash from continuing investing activities	(487,946)	(228,866)	(272,997)
Financing Activities:			
Proceeds from borrowings under U.S. Credit Agreement	441,500	195,000	303,800
Repayments under U.S. Credit Agreement	(713,500)	(177,800)	(361,000)
Issuance of subordinated debt	750,000	—	—
Net borrowings (repayments) of other long-term debt	60,928	(14,812)	(17,057)
Net borrowings (repayments) of floor plan notes payable — non-trade	(71,140)	18,445	(58,841)
Payment of deferred financing costs	(17,210)	—	—
Proceeds from the issuance of common stock	—	—	119,435
Proceeds from exercises of common stock including excess tax benefit	18,069	4,673	9,936
Repurchase of common stock	(18,955)	—	—
Dividends	(25,215)	(20,844)	(18,411)
Net cash from continuing financing activities	424,477	4,662	(22,138)
Discontinued operations:			
Net cash from discontinued operating activities	(62,431)	(19,017)	41,525
Net cash from discontinued investing activities	53,252	76,215	(5,406)
Net cash from discontinued financing activities	(43,443)	(16,957)	(2,338)
Net cash from discontinued operations	(52,622)	40,241	33,781
Net change in cash and cash equivalents	4,190	(14,590)	5,238
Cash and cash equivalents, beginning of period	8,957	23,547	18,309
Cash and cash equivalents, end of period	$ 13,147	$ 8,957	$ 23,547
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 105,787	$ 98,815	$ 92,469
Income taxes	35,230	37,461	20,133
Seller financed/assumed debt	64,168	5,300	5,790

See Notes to Consolidated Financial Statements.

(In thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies

Business Overview and Concentrations

United Auto Group, Inc. (the "Company") is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service, parts, collision repair, finance and lease contracts, third-party insurance products and other aftermarket products. The Company operates dealerships under franchise agreements with a number of automotive manufacturers. In accordance with individual franchise agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships, or the loss of a franchise agreement, could have a material impact on the Company's operating results, financial position or cash flows. For the year ended December 31, 2006, Toyota/Lexus brands accounted for 21% of the Company's total revenues; BMW/MINI accounted for 18%, Honda/Acura accounted for 16%, DaimlerChrysler brands accounted for 11% and Ford brands accounted for 10%. No other manufacturer accounted for more than 10% of our total revenue. At December 31, 2006 and 2005, the Company had receivables from manufacturers of $89,520 and $78,456, respectively. In addition, a large portion of the Company's contracts in transit are due from manufacturers' captive finance subsidiaries.

Basis of Presentation

The consolidated financial statements include all majority-owned subsidiaries. Investments in affiliated companies, typically representing an ownership interest in the voting stock of the affiliate of between 20% and 50%, are stated at cost of acquisition plus the Company's equity in undistributed net income since acquisition. Investments representing less than a 20% ownership interest in the voting stock of a company are stated at cost. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been updated for entities that have been treated as discontinued operations through December 31, 2006 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

On June 1, 2006, the Company effected a two-for-one split of its voting common stock in the form of a stock dividend. Shareholders of record as of May 11, 2006 received one additional share for each share owned. All share and per share information herein reflects the stock split.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which permits the Company to adjust for the cumulative effect of prior period immaterial errors in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. SAB 108 requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. SAB 108 was effective for the Company for the fiscal year ending December 31, 2006. As a result, the Company has adjusted its opening retained earnings for fiscal 2006 and its financial results for the first three quarters of fiscal 2006 to correct errors related to operating leases with scheduled rent increases which were not accounted for on a straight line basis over the rental period and were previously considered not to be material errors in each individual period. A summary of the amounts of the errors follows:

	2006
Cumulative effect on stockholders' equity as of January 1,	$(10,792)
Effect on:	
Net income for the three months ended March 31,	$ (138)
Net income for the three months ended June 30,	$ (143)
Net income for the three months ended September 30,	$ (143)

(In thousands, except per share amounts) — (Continued)

Results for the year ended December 31, 2005 include $8,163 ($5,200 after-tax) of earnings attributable to the sale of all the remaining variable profits relating to the pool of extended service contracts sold at the Company's dealerships from 2001 through 2005. In addition, 2004 results include an $11,469 ($7,203 after tax) gain resulting from the sale of an investment and an $8,426 ($5,292 after tax) gain resulting from a refund of U.K. consumption taxes. These gains were offset in part by non-cash charges of $7,834 ($4,920 after tax) principally in connection with the planned relocation of certain U.K. franchises as part of the Company's ongoing facility enhancement program.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounts requiring the use of significant estimates include accounts receivable, inventories, income taxes, intangible assets and certain reserves.

Cash and Cash Equivalents

Cash and cash equivalents include all highly-liquid investments that have an original maturity of three months or less at the date of purchase.

Contracts in Transit

Contracts in transit represent customer finance contracts evidencing loan agreements or lease agreements between the Company, as creditor, and the customer, as borrower, to acquire or lease a vehicle whereby a third-party finance source has given the Company initial, non-binding approval to assume the Company's position as creditor. Funding and final approval from the finance source is provided upon the finance source's review of the loan or lease agreement and related documentation executed by the customer at the dealership. These finance contracts are typically funded within ten days of the initial approval of the finance transaction by the third-party finance source. Further, the finance source is not contractually obligated to make the loan or lease to the customer until it gives its final approval and funds the transaction. Until such final approval is given, contracts in transit represent amounts due from the customer to the Company. Contracts in transit, included in accounts receivable, net in the Company's consolidated balance sheets, amounted to $182,773 and $158,935 as of December 31, 2006 and 2005, respectively.

Inventory Valuation

Inventories are stated at the lower of cost or market. Cost for new and used vehicle inventories is determined using the specific identification method. Cost for parts, accessories and other inventories are based on factory list prices.

Property and Equipment

Property and equipment are recorded at cost and depreciated over estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation for assets, other than equipment under capital lease and leasehold improvements, are between 3 and 15 years. Leasehold improvements and equipment under capital lease are depreciated over the shorter of the term of the lease or the estimated useful life of the asset.

Expenditures relating to recurring repair and maintenance are expensed as incurred. Expenditures that increase the useful life or substantially increase the serviceability of an existing asset are capitalized. When

(In thousands, except per share amounts) — (Continued)

equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet, with any resulting gain or loss being reflected in income.

Income Taxes

Tax regulations may require items to be included in the tax return at different times than such items are reflected in the financial statements. Some of these differences are permanent, such as expenses which are not deductible on the tax return, and some are timing differences, such as the timing of depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the tax return in future years for which the Company has already recorded the tax effect in its financial statements. Deferred tax liabilities generally represent deductions taken on the tax return that have not yet been recognized as an expense in the Company's financial statements. The Company establishes valuation allowances for deferred tax assets if it is more likely than not that the amount of expected future taxable income will not be sufficient to allow the use of the deduction or credit.

Intangible Assets

The Company's principal intangible assets relate to its franchise agreements with vehicle manufacturers, which represent the estimated value of franchises acquired in business combinations, and goodwill, which represents the excess of cost over the fair value of tangible and identified intangible assets acquired in connection with business combinations. The Company believes the franchise value of its dealerships has an indefinite useful life based on the following facts:

- Automotive retailing is a mature industry and is based on franchise agreements with the vehicle manufacturers;
- There are no known changes or events that would alter the automotive retailing franchise environment;
- Certain franchise agreement terms are indefinite;
- Franchise agreements that have limited terms have historically been renewed without substantial cost; and
- The Company's history shows that manufacturers have not terminated it's franchise agreements.

The following is a summary of the changes in the carrying amount of goodwill and franchise value during the years ended December 31, 2006 and 2005:

	Goodwill	Franchise Value
Balance — December 31, 2004	$ 994,754	$178,092
Additions during 2005	21,175	19,277
Deletions during 2005	(1,081)	(590)
Foreign currency translation	(21,872)	(7,482)
Balance — December 31, 2005	$ 992,976	$189,297
Additions during 2006	217,249	47,832
Foreign currency translation	33,946	9,467
Balance — December 31, 2006	$1,244,171	$246,596

(In thousands, except per share amounts) — (Continued)

As of December 31, 2006 and 2005, approximately $673,146 and $575,054, respectively, of the Company's goodwill is deductible for tax purposes. The Company has established deferred tax liabilities related to the temporary differences arising from such tax deductible goodwill.

Impairment Testing

Franchise value impairment is assessed at least annually through a comparison of the carrying amounts of our franchises with their estimated fair values. An indicator of impairment exists if the carrying value of a franchise exceeds its estimated fair value and an impairment loss may be recognized equal to that excess. The Company also evaluates franchises in connection with the annual impairment testing to determine whether events and circumstances continue to support management's assessment that the franchise has an indefinite life.

Goodwill impairment is assessed at least annually at the reporting unit level. An indicator of impairment exists if the carrying amount of the reporting unit, including goodwill, is determined to exceed its estimated fair value. If an indication of impairment exists, the impairment is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and an impairment loss may be recognized equal to that excess.

The fair values of franchise value and goodwill are determined using a discounted cash flow approach, which includes assumptions that include revenue and profitability growth, franchise profit margins, residual values and our cost of capital. If future events and circumstances cause significant changes in the assumptions underlying the Company's analysis which results in a reduction of the Company's estimates of fair value, the Company may incur an impairment charge.

Investments

Investments include marketable securities and investments in businesses accounted for under the equity method and the cost method. Marketable securities include investments in debt and equity securities. Marketable securities held by the Company are typically classified as available for sale and are stated at fair value in the balance sheet with unrealized gains and losses included in other comprehensive income (loss), a separate component of stockholders' equity. Declines in investment values that are deemed to be other than temporary would be an indicator of impairment and may result in an impairment charge reducing the investments' carrying value to fair value. A majority of the Company's investments are in joint venture relationships. Such joint ventures relationships are accounted for under the equity method, pursuant to which the Company records its proportionate share of the joint venture's income each period. As of December 31, 2006 and 2005, the Company had $13,100 and $7,600, respectively, of investments accounted for under the cost method.

The Company and Sirius Satellite Radio Inc. ("Sirius") have agreed to jointly promote Sirius Satellite Radio service. Pursuant to the terms of the arrangement with Sirius. The Company's dealerships in the U.S. endeavor to order a significant percentage of eligible vehicles with a factory installed Sirius radio. The Company and Sirius have also agreed to jointly market the Sirius service under a best efforts arrangement through January 4, 2009. The Company's costs relating to such marketing initiatives are expensed as incurred. As compensation for its efforts, the Company received warrants to purchase shares of Sirius common stock in 2004 that are being earned ratably on an annual basis through January 2009. The Company measures the fair value of the warrants earned ratably on the date they are earned as there are no significant disincentives for non-performance. Since the Company can reasonably estimate the number of warrants being earned pursuant to the ratable schedule, the estimated fair value (based on current fair value) of these warrants is being recognized ratably during each annual period.

The Company also has received the right to earn additional warrants to purchase Sirius common stock based upon the sale of certain units of specified vehicle brands through December 31, 2007. Since the Company cannot

(In thousands, except per share amounts) — (Continued)

reasonably estimate the number of warrants that will be earned subject to the sale of units, the fair value of these warrants is being recognized when they are earned.

As of December 31, 2006, The Company had $4,082 of investments in Sirius common stock and warrants to purchase common stock that were classified as trading securities for which unrealized gains and losses have been included in earnings. The value of Sirius stock has been and is expected to be subject to significant fluctuations, which may result in variability in the amount the Company earns under this arrangement. The warrants may be cancelled upon the termination of the arrangement in January 2009 and the Company may not be able to achieve the performance targets outlined in the warrants.

Foreign Currency Translation

For all foreign operations, the functional currency is the local currency. The revenue and expense accounts of the Company's foreign operations are translated into U.S. dollars using the average exchange rates that prevailed during the period. Assets and liabilities of foreign operations are translated into U.S. dollars using period end exchange rates. Cumulative translation adjustments relating to foreign functional currency assets and liabilities are recorded in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, debt, floor plan notes payable, and interest rate swaps used to hedge future cash flows. Other than our subordinated notes and interest rate swaps, the carrying amount of all significant financial instruments approximates fair value due either to length of maturity or the existence of variable interest rates that approximate prevailing market rates. A summary of the fair value of the subordinated notes and interest rate swap, based on quoted market data, follows:

	December 31, 2006	December 31, 2005
$300,000, 9.625% Senior Subordinated Notes due 2012	$316,050	$314,413
$375,000, 7.75% Senior Subordinated Notes due 2016	375,468	—
$375,000, 3.5% Senior Subordinated Convertible Notes due 2026	433,125	—
Interest rate swap	1,369	4,660

Revenue Recognition

Vehicle, Parts and Service Sales

The Company records revenue when vehicles are delivered and title has passed to the customer, when vehicle service or repair work is performed and when parts are delivered to the Company's customers. Sales promotions that the Company offers to customers are accounted for as a reduction of revenue at the time of sale. Rebates and other incentives offered directly to the Company by manufacturers are recognized as earned.

Finance and Insurance Sales

Subsequent to the sale of the vehicle to a customer, the Company sells its credit contracts to various financial institutions on a non-recourse basis to mitigate the risk of default. The Company receives a commission equal to either the difference between the interest rates charged to customers and the interest rates set by the financing institution or a flat fee. The Company also receives commissions for facilitating the sale of various third-party insurance products to customers, including credit and life insurance policies and extended service contracts. These commissions are recorded as revenue at the time the customer enters into the contract. In the case of finance contracts, a customer may prepay or fail to pay their contract, thereby terminating the contract. Customers may also terminate extended service contracts and other insurance products, which are fully paid at purchase, and become

(In thousands, except per share amounts) — (Continued)

eligible for refunds of unused premiums. In these circumstances, a portion of the commissions the Company received may be charged back based on the terms of the contracts. The revenue the Company records relating to these transactions is net of an estimate of the amount of chargebacks the Company will be required to pay. This estimate is based upon the Company's historical experience with similar contracts, including the impact of refinance and default rates on retail finance contracts and cancellation rates on extended service contracts and other insurance products.

Sales Tax

The Company excludes sales tax collected from customers and paid to taxing authorities from revenue.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans covering a significant majority of the Company's employees. Company contributions to such plans are discretionary and are based on the level of compensation and contributions by plan participants. The Company incurred expense of $9,596, $8,315 and $7,484 relating to such plans during the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising

Advertising costs are expensed as incurred or when such advertising takes place. The Company incurred net advertising costs of $86,734, $74,272 and $69,487 during the years ended December 31, 2006, 2005 and 2004, respectively. Qualified advertising expenditures reimbursed by manufacturers, which are treated as a reduction of advertising expense, were $8,123, $8,240 and $7,978 during the years ended December 31, 2006, 2005 and 2004, respectively.

Self Insurance

The Company retains risk relating to certain of its general liability insurance, workers' compensation insurance, a physical damage insurance, property insurance and employee medical benefits in the United States. As a result, the Company is likely to be responsible for a majority of the claims and losses incurred under these programs. The amount of risk retained varies by program, and, for certain exposures, the Company has pre-determined maximum exposure limits for certain individual claims and/or insurance periods. Losses, if any, above the pre-determined exposure limits are paid by third-party insurance carriers. The Company's estimate of future losses is prepared by management using the Company's historical loss experience and industry-based development factors.

Earnings Per Share

Basic earnings per share is computed using income and the weighted average shares of voting common stock outstanding. Diluted earnings per share is computed using income and the weighted average shares of voting common stock outstanding, adjusted for the dilutive effect of stock options and restricted stock. A reconciliation of

(In thousands, except per share amounts) — (Continued)

the number of shares used in the calculation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 follows:

	Year Ended December 31,		
	2006	2005	2004
Weighted average number of common shares outstanding	93,393	92,832	89,920
Effect of stock options	425	820	890
Effect of restricted stock	360	280	416
Weighted average number of common shares outstanding, including effect of dilutive securities	94,178	93,932	91,226

In addition, the Company has senior subordinated convertible notes outstanding which, under certain circumstances discussed in Note 7, may be converted to voting common stock. As of December 31, 2006, no voting common shares were included in the calculation of diluted earnings per share because the effect of such securities was not dilutive.

Hedging

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 defines requirements for designation and documentation of hedging relationships, as well as ongoing effectiveness assessments, which must be met in order to qualify for hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recorded in earnings immediately. If the derivative is designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recorded in earnings. If the derivative is designated in a cash-flow hedge, effective changes in the fair value of the derivative are recorded in other comprehensive income (loss) and recorded in the income statement when the hedged item affects earnings. Changes in the fair value of the derivative attributable to hedge ineffectiveness are recorded in earnings immediately.

Stock-Based Compensation

The Company elected to adopt SFAS No. 123(R), "Share-Based Payment," as amended and interpreted, effective July 1, 2005. The Company utilized the modified prospective method approach, pursuant to which the Company has recorded compensation expense for all awards granted after July 1, 2005 based on their fair value. The Company's share-based payments have generally been in the form of "non-vested shares", the fair value of which are measured as if they were vested and issued on the grant date.

Prior to July 1, 2005, the Company accounted for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." During that time, the Company followed the disclosure only provisions of SFAS No. 123, "Accounting for Stock Based Compensation," as interpreted and amended. As a result, no compensation expense was recorded with respect to option grants. Had the Company elected to recognize compensation expense for option grants using the fair value method prior to July 1, 2005, the effect on net income and basic and diluted earnings per share would not have been material for the years ended December 31, 2005 and 2004. See footnote 12 for a detailed description of the Company's stock compensation plans.

(In thousands, except per share amounts) — (Continued)

New Accounting Pronouncements

FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. The benefits of tax positions are recognized if it is more likely than not that the position will be sustained upon examination by the taxing authorities, who it is presumed have full knowledge of all relevant information. The amount recognized will be the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Companies will generally record the change in net assets that result from the application of FIN No. 48 as an adjustment to retained earnings. FIN No. 48 became effective for the Company on January 1, 2007. The Company estimates that the adoption of FIN No. 48 will decrease retained earnings as of January 1, 2007 by between $3.0 million and $7.0 million.

SFAS No. 157, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure requirements relating to fair value measurements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of this pronouncement.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" permits entities to choose to measure many financial instruments and certain other items at fair value and consequently report unrealized gains and losses on such items in earnings. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of this pronouncement.

2. Business Combinations

The Company acquired fifty four and eleven franchises during 2006 and 2005, respectively. The Company's financial statements include the results of operations of the acquired dealerships from the date of acquisition. Purchase price allocations may be subject to final adjustment. Of the total amount allocated to intangible assets, approximately $98,000 and $31,000 is deductible for tax purposes as of December 31, 2006 and 2005, respectively. A summary of the aggregate purchase price allocations in each year follows:

	December 31, 2006	December 31, 2005
Accounts receivable	$ 24,171	$ 11,552
Inventory	165,504	66,970
Other current assets	20,197	129
Property and equipment	70,983	7,640
Goodwill	214,749	21,175
Franchise value	47,832	19,277
Other assets	12,637	12,646
Current liabilities	(99,060)	(7,210)
Non-current liabilities	(23,790)	—
Total purchase price	433,223	132,179
Seller financed/assumed debt	(64,168)	(5,300)
Cash used in dealership acquisitions	$369,055	$126,879

The following unaudited consolidated pro forma results of operations of the Company for the years ended December 31, 2006 and 2005 give effect to acquisitions consummated during 2006 and 2005 as if they had occurred on January 1, 2005.

(In thousands, except per share amounts) — (Continued)

	December 31,	
	2006	2005
Revenues	$11,879,250	$11,492,591
Income from continuing operations	132,118	126,831
Net income	126,219	126,665
Income from continuing operations per diluted common share	1.40	1.35
Net income per diluted common share	$ 1.34	$ 1.35

3. Discontinued Operations

The Company accounts for dispositions as discontinued operations when it is evident that the operations and cash flows of a franchise being disposed of will be eliminated from on-going operations and that the Company will not have any significant continuing involvement in its operations. In reaching the determination as to whether the cash flows of a dealership will be eliminated from ongoing operations, the Company considers whether it is likely that customers will migrate to similar franchises that it owns in the same geographic market. The Company's consideration includes an evaluation of the brands sold at other dealerships it operates in the market and their proximity to the disposed dealership. When the Company disposes of franchises, it typically does not have continuing brand representation in that market. If the franchise being disposed of is located in a complex of Company owned dealerships, the Company does not treat the disposition as a discontinued operation if the Company believes that the cash flows previously generated by the disposed franchise will be replaced by expanded operations of the remaining franchises. Combined financial information regarding dealerships accounted for as discontinued operations follows:

	Year Ended December 31,		
	2006	2005	2004
Revenues	$867,539	$1,323,649	$1,622,749
Pre-tax income (loss)	(5,051)	(4,842)	2,145
Gain (loss) on disposal	(3,917)	6,988	2,358

	December 31, 2006	December 31, 2005
Inventories	$107,259	$167,901
Other assets	105,771	142,566
Total assets	$213,030	$310,467
Floor plan notes payable (including non-trade)	$ 29,274	$159,296
Other liabilities	22,876	29,943
Total liabilities	$ 52,150	$189,239

(In thousands, except per share amounts) — (Continued)

4. Inventories

Inventories consisted of the following:

	December 31, 2006	December 31, 2005
New vehicles	$1,079,073	$ 847,695
Used vehicles	361,822	233,177
Parts, accessories and other	78,611	63,712
Total inventories, net	$1,519,506	$1,144,584

The Company receives non-refundable credits from certain of its vehicle manufacturers that reduce cost of sales when the vehicles are sold. Such credits amounted to $31,539, $28,632 and $24,687 during the years ended December 31, 2006, 2005 and 2004, respectively.

5. Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2006	2005
Buildings and leasehold improvements	$ 475,923	$ 321,811
Furniture, fixtures and equipment	270,576	212,079
Total	746,499	533,890
Less: Accumulated depreciation and amortization	(163,853)	(117,791)
Property and equipment, net	$ 582,646	$ 416,099

As of December 31, 2006 and 2005, approximately $2,199 and $859, respectively, of capitalized interest is included in buildings and leasehold improvements and is being amortized over the useful life of the related assets.

6. Floor Plan Notes Payable — Trade and Non-trade

The Company finances substantially all of its new and a portion of its used vehicle inventories under revolving floor plan arrangements with various lenders. In the U.S., the floor plan arrangements are due on demand; however, the Company is generally not required to repay floor plan advances prior to the sale of the vehicles that have been financed. The Company typically makes monthly interest payments on the amount financed. Outside of the U.S., substantially all of the floor plan arrangements are payable on demand or have an original maturity of 90 days or less and the Company is generally required to repay floor plan advances at the earlier of the sale of the vehicles that have been financed or the stated maturity. All of the floor plan agreements grant a security interest in substantially all of the assets of the Company's dealership subsidiaries. Interest rates under the floor plan arrangements are variable and increase or decrease based on changes in the prime rate, defined LIBOR or Euro Interbank Offer Rate. The weighted average interest rate on floor plan borrowings was 6.1%, 5.4% and 5.1% for the years ended December 31, 2006, 2005 and 2004, respectively. The Company classifies floor plan notes payable to a party other than the manufacturer of a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles, as floor plan notes payable — non-trade on its consolidated balance sheets and classifies related cash flows as a financing activity on its consolidated statements of cash flows.

(In thousands, except per share amounts) — (Continued)

7. Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2006	December 31, 2005
U.S. Credit Agreement	$ —	$272,000
U.K. Credit Agreement	117,544	—
9.625% Senior Subordinated Notes due 2012	300,000	300,000
7.75% Senior Subordinated Notes due 2016	375,000	—
3.5% Senior Subordinated Convertible Notes due 2026	375,000	—
Other	14,507	8,241
Total long-term debt	1,182,051	580,241
Less: current portion	(13,385)	(3,551)
Net long-term debt	$1,168,666	$576,690

Scheduled maturities of long-term debt for each of the next five years and thereafter are as follows:

2007	$ 13,385
2008	24,499
2009	13,971
2010	14,290
2011	65,906
2012 and thereafter	1,050,000
Total long-term debt	$1,182,051

U.S. Credit Agreement

As of December 31, 2006, the Company is party to a credit agreement with DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation, as amended (the "U.S. Credit Agreement"), which provided for up to $600,000 in revolving loans for working capital, acquisitions, capital expenditures, investments and for other general corporate purposes, and for an additional $50,000 of availability for letters of credit, through September 30, 2009. The revolving loans bear interest between defined LIBOR plus 2.50% and defined LIBOR plus 3.50%.

The U.S. Credit Agreement is fully and unconditionally guaranteed on a joint and several basis by the Company's domestic subsidiaries and contains a number of significant covenants that, among other things, restrict the Company's ability to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. The Company is also required to comply with specified financial and other tests and ratios, each as defined in the U.S. Credit Agreement, including: a ratio of current assets to current liabilities, a fixed charge coverage ratio, a ratio of debt to stockholders' equity, a ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), a ratio of domestic debt to domestic EBITDA, and a measurement of stockholders' equity. A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of the amounts owed. As of December 31, 2006, the Company was in compliance with all covenants under the U.S. Credit Agreement.

(In thousands, except per share amounts) — (Continued)

The U.S. Credit Agreement also contains typical events of default, including change of control, non-payment of obligations and cross-defaults to the Company's other material indebtedness. Substantially all of the Company's domestic assets not pledged as security under floor plan arrangements are subject to security interests granted to lenders under the U.S. Credit Agreement. As of December 31, 2006, there were no outstanding borrowings under the U.S. Credit Agreement. Outstanding letters of credit under the U.S. Credit Agreement amounted to $12,400 as of December 31, 2006. See footnote No. 17 "Subsequent Events".

U.K. Credit Agreement

The Company's subsidiaries in the U.K. (the "U.K. Subsidiaries") are party to an agreement with the Royal Bank of Scotland plc, as agent for National Westminster Bank plc, which provides for a five year multi-option credit agreement, a fixed rate credit agreement and a seasonally adjusted overdraft line of credit (collectively, the "U.K. Credit Agreement") to be used to finance acquisitions, working capital, and general corporate purposes. The U.K. Credit Agreement provides for (1) up to £70,000 in revolving loans through August 31, 2011, which have an original maturity of 90 days or less and bear interest between defined LIBOR plus 0.65% and defined LIBOR plus 1.25%, (2) a £30,000 funded term loan which bears interest between 5.94% and 6.54% and is payable ratably in quarterly intervals commencing on June 30, 2007 through June 30, 2011, and (3) a seasonally adjusted overdraft line of credit for up to £30,000 that bears interest at the Bank of England Base Rate plus 1.00% and matures on August 31, 2011.

The U.K. Credit Agreement is fully and unconditionally guaranteed on a joint and several basis by the U.K. Subsidiaries, and contains a number of significant covenants that, among other things, restrict the ability of the U.K. Subsidiaries to pay dividends, dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. In addition, the U.K. Subsidiaries are required to comply with specified ratios and tests, each as defined in the U.K. Credit Agreement, including: a ratio of earnings before interest and taxes plus rental payments to interest plus rental payments (as defined), a measurement of maximum capital expenditures, and a debt to EBITDA ratio (as defined). A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of the amounts owed. As of December 31, 2006, the Company was in compliance with all covenants under the U.K. Credit Agreement.

The U.K. Credit Agreement also contains typical events of default, including change of control and non-payment of obligations and cross-defaults to other material indebtedness of the U.K. Subsidiaries. Substantially all of the U.K. Subsidiaries' assets not pledged as security under floor plan arrangements are subject to security interests granted to lenders under the U.K. Credit Agreement. As of December 31, 2006, outstanding revolving loans under the U.K. Credit Agreement amounted to £60,032 ($117,544).

9.625% Senior Subordinated Notes

The Company has outstanding $300,000 aggregate principal amount of 9.625% Senior Subordinated Notes due 2012 (the "9.625% Notes"). The 9.625% Notes are unsecured senior subordinated notes and are subordinate to all existing and future senior debt, including debt under the Company's credit agreements and floor plan indebtedness. The 9.625% Notes are guaranteed by substantially all domestic subsidiaries on a senior subordinated basis. Upon a change of control, each holder of 9.625% Notes would be able to require the Company to repurchase all or some of the Notes at a redemption price of 101% of their principal amount. The 9.625% Notes also contain customary negative covenants and events of default. As of December 31, 2006, the Company was in compliance with all negative covenants and there were no events of default.

(In thousands, except per share amounts) — (Continued)

7.75% Senior Subordinated Notes

On December 4, 2006 the Company issued $375,000 aggregate principle amount of 7.75% Senior Subordinated Notes (the "7.75% Notes") due 2016. The 7.75% Notes are unsecured senior subordinated notes and are subordinate to all existing and future senior debt, including debt under the Company's credit agreements and floor plan indebtedness. The 7.75% Notes are guaranteed by substantially all domestic subsidiaries on a senior subordinated basis. The Company can redeem all or some of the 7.75% Notes at its option beginning in December 2011 at specified redemption prices, or prior to December 2011 at 100% of the principal amount of the notes plus an applicable "make-whole" premium, as defined. In addition, the Company may redeem up to 40% of the 7.75% Notes at specified redemption prices using the proceeds of certain equity offerings before December 15, 2009. Upon certain sales of assets or specific kinds of changes of control the Company is required to make an offer to purchase the 7.75% Notes. The 7.75% Notes also contain customary negative covenants and events of default. As of December 31, 2006, the Company was in compliance with all negative covenants and there were no events of default.

The Company entered into a registration rights agreement with the initial purchasers of the 7.75% Notes under which the Company agreed to file with the Securities and Exchange Commission a registration statement to allow holders to exchange the 7.75% Notes for registered notes having substantially the same terms. The Company will use its commercially reasonable efforts to cause such registration statement to become effective and to complete the exchange offer within 240 days after the original issuance of the 7.75% Notes. The Company will be required to pay additional interest, subject to some limitations, to the holders of the 7.75% Notes if it fails to comply with these obligations or the registration statement ceases to be effective or fails to be usable for certain periods of time, in each case subject to certain exceptions outlined in the registration rights agreement.

Senior Subordinated Convertible Notes

On January 31, 2006, the Company issued $375,000 aggregate principle amount of 3.50% senior subordinated convertible notes due 2026 (the "Convertible Notes"). The Convertible Notes mature on April 1, 2026, unless earlier converted, redeemed or purchased by the Company. The Convertible Notes are unsecured senior subordinated obligations and are guaranteed on an unsecured senior subordinated basis by substantially all of the Company's wholly owned domestic subsidiaries. The Convertible Notes also contain customary negative covenants and events of default. As of December 31, 2006, the Company was in compliance with all negative covenants and there were no events of default.

Holders may convert based on a conversion rate of 42.2052 shares of the Company's common stock per $1,000 principal amount of the Convertible Notes (which is equal to a conversion price of approximately $23.69 per share), subject to adjustment, only under the following circumstances: (1) for any quarterly period, the closing price of the Company's common stock for twenty of the last thirty trading days in the prior quarter exceeded $28.43 (subject to adjustment), (2) for specified periods, the trading price of the Convertible Notes falls below specific thresholds, (3) if the Convertible Notes are called for redemption, (4) if specified distributions to holders of the Company's common stock are made or specified corporate transactions occur, (5) if a fundamental change (as defined) occurs, or (6) during the ten trading days prior to, but excluding, the maturity date.

Upon conversion of the Convertible Notes, for each $1,000 principal amount of the Convertible Notes, a holder will receive an amount in cash, in lieu of shares of the Company's common stock, equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in the indenture covering the Convertible Notes, of the number of shares of the Company's common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash, common stock or a combination of cash and common stock with respect to the remaining value deliverable upon conversion.

(In thousands, except per share amounts) — (Continued)

If a holder elects to convert its Convertible Notes in connection with certain events that constitute a change of control on or before April 6, 2011, the Company will pay, to the extent described in the related indenture, a make-whole premium by increasing the conversion rate applicable to such Convertible Notes. In addition, the Company will pay contingent interest in cash, commencing with any six-month period beginning on April 1, 2011, if the average trading price of a Convertible Note for the five trading days ending on the third trading day immediately preceding the first day of that six-month period equals 120% or more of the principal amount of the Convertible Note.

On or after April 6, 2011, the Company may redeem the Convertible Notes, in whole at any time or in part from time to time, for cash at a redemption price of 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to the applicable redemption date. Holders of the Convertible Notes may require the Company to purchase all or a portion of their Convertible Notes for cash on each of April 1, 2011, April 1, 2016 and April 1, 2021 at a purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to the applicable purchase date.

8. Interest Rate Swaps

The Company is party to an interest rate swap agreement through January 2008, pursuant to which a notional $200,000 of its U.S. floating rate debt was exchanged for fixed rate debt. The swap was designated as a cash flow hedge of future interest payments of the LIBOR based U.S. floor plan borrowings. As of December 31, 2006, the Company expects approximately $783 associated with the swap to be recognized as a reduction of interest expense over the next twelve months.

9. Off-Balance Sheet Arrangements

The Convertible Notes are convertible into shares of the Company's common stock, at the option of the holder, based on certain conditions described above. Certain of these conditions are linked to the market value of the common stock. This type of financing arrangement was selected in order to achieve a more favorable interest rate (as opposed to other forms of available financing). Since the Company or the holders of the Convertible Notes can redeem these notes on or after April, 2011, a conversion or a redemption of these notes is likely to occur in 2011. The repayment will include cash for the principal amount of the Convertible Notes then outstanding plus an amount payable in either cash or stock, at the Company's option, depending on the trading price of the common stock.

10. Commitments and Contingent Liabilities

The Company is involved in litigation which may relate to issues with customers, employment related matters, class action claims, purported class action claims, and claims brought by governmental authorities. As of December 31, 2006, the Company is not party to any legal proceedings, including class action lawsuits to which it is a party, that, individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company's results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

The Company is party to a joint venture agreement with respect to one of the Company's franchises pursuant to which the Company is required to repurchase its partner's interest in July 2008. The Company expects this payment to be approximately $4.0 million.

The Company typically leases its dealership facilities and corporate offices under non-cancelable operating lease agreements with expiration dates through 2062, including all option periods available to the Company. The Company's lease arrangements typically allow for a base term with options for extension in the Company's favor and include escalation clauses tied to the Consumer Price Index.

(In thousands, except per share amounts) — (Continued)

Minimum future rental payments required under non-cancelable operating leases in effect as of December 31, 2006 are as follows:

2007	$ 164,358
2008	160,670
2009	158,226
2010	157,236
2011	155,903
2012 and thereafter	3,173,664
	$3,970,057

Rent expense for the years ended December 31, 2006, 2005 and 2004 amounted to $135,253, $109,715 and $85,471, respectively. A number of the dealership leases are with former owners who continue to operate the dealerships as employees of the Company or with other affiliated entities. Of the total rental payments, $9,856, $10,206 and $10,739, respectively, were made to related parties during 2006, 2005, and 2004, respectively (See Note 11).

11. Related Party Transactions

The Company currently is a tenant under a number of non-cancelable lease agreements with Automotive Group Realty, LLC and its subsidiaries (together "AGR"), which are subsidiaries of Penske Corporation. During the years ended December 31, 2006, 2005 and 2004, the Company paid $4,160, $4,700 and $5,590, respectively, to AGR under these lease agreements. From time to time, we may sell AGR real property and improvements that are subsequently leased by AGR to us. In addition, we may purchase real property or improvements from AGR which, in some instances, occur via the purchase of the equity interest of a corporate entity. Each of these transactions is valued at a price that is independently confirmed. During the years ended December 31, 2006, 2005 and 2004, the Company sold AGR real property and/or improvements for $132, $43,874 and $30,800, respectively, which were subsequently leased by AGR to the Company. There were no gains or losses associated with such sales. During the year ended December 31, 2006, the Company purchased $25,630 of real property and improvements from AGR.

The Company sometimes pays to and/or receives fees from Penske Corporation and its affiliates for services rendered in the normal course of business, or to reimburse payments made to third parties on each others' behalf. These transactions and those relating to AGR mentioned above, reflect the provider's cost or an amount mutually agreed upon by both parties. During the years ended December 31, 2006, 2005 and 2004, Penske Corporation and its affiliates billed the Company $5,396, $6,108 and $5,784, respectively, and the Company billed Penske Corporation and its affiliates $223, $96 and $77, respectively, for such services. As of December 31, 2006 and 2005, the Company had $10 and $23 of receivables from and $824 and $167 of payables to Penske Corporation and its subsidiaries, respectively.

The Company and Penske Corporation have entered into a joint insurance agreement which provides that, with respect to joint insurance policies (which includes the Company's property policy), available coverage with respect to a loss shall be paid to each party as stipulated in the policies. In the event of losses by the Company and Penske Corporation in excess of the limit of any policy during a policy period, the total policy proceeds shall be allocated based on the ratio of premiums paid.

The Company is also currently a tenant under a number of non-cancelable lease agreements with former owners who continue to operate the dealerships as employees of the Company or with other affiliated entities. A number of the lease agreements are with Samuel X. DiFeo and members of his family. Mr. DiFeo served as the Company's President and Chief Operating Officer until March 8, 2006. In each of the years ended December 31,

(In thousands, except per share amounts) — (Continued)

2006, 2005 and 2004, the Company paid approximately $5,700, $5,500 and $5,500 to Mr. DiFeo and his family under these lease agreements.

From time to time the Company enters into joint venture relationships in the ordinary course of business, pursuant to which it acquires dealerships together with other investors. The Company may also provide these ventures with working capital and other debt financing at costs that are based on the Company's incremental borrowing rate. As of December 31, 2006, the Company's joint venture relationships are as follows:

Location	Dealerships	Ownership Interest
Fairfield, Connecticut	Mercedes-Benz, Audi, Porsche	91.70%(A)(B)
Edison, New Jersey	Ferrari, Maserati	70.00%(B)
Tysons Corner, Virginia	Aston Martin, Audi, Maybach, Mercedes-Benz, Porsche	90.00%(B)(C)
Las Vegas, Nevada	Ferrari, Maserati	50.00%(D)
Mentor, Ohio	Honda	75.00%(B)
Munich, Germany	BMW, MINI	50.00%(D)
Frankfurt, Germany	Lexus, Toyota	50.00%(D)
Achen, Germany	Audi, Lexus, Toyota, Volkswagen	50.00%(D)
Mexico	Toyota	48.70%(D)
Mexico	Toyota	45.00%(D)

(A) An entity controlled by one of the Company's directors (the "Investor"), owns an 8.3% interest in this joint venture which entitles the Investor to 20% of the operating profits of the joint venture. In addition, the Investor has an option to purchase up to a 20% interest in the joint venture for specified amounts.

(B) Entity is consolidated in the Company's financial statements.

(C) Roger S. Penske, Jr. owns a 10% interest in this joint venture.

(D) Entity is accounted for using the equity method of accounting.

12. Stock-Based Compensation

Key employees, outside directors, consultants and advisors of the Company are eligible to receive stock-based compensation pursuant to the terms of the Company's 2002 Equity Compensation Plan (the "Plan"). The Plan originally allowed for the issuance of 4,200 shares for stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and other awards. As of December 31, 2006, 2,983 shares of common stock were available for grant under the Plan. The compensation cost related to the Plan was $3,610, $3,217, and $2,813 during the years ended December 31, 2006, 2005 and 2004, respectively.

Restricted Stock

During 2006, 2005 and 2004, the Company granted 245, 362 and 306 shares, respectively, of restricted common stock at no cost to participants under the Plan. The restricted stock entitles the participants to vote their respective shares and receive dividends. The shares are subject to forfeiture and are non-transferable, which restrictions lapse over a four year period from the grant date. The grant date quoted market price of the underlying common stock is amortized to expense over the restriction period. As of December 31, 2006, there was $8,113 of total unrecognized compensation cost related to the restricted stock. That cost is expected to be recognized over the next 3.5 years.

(In thousands, except per share amounts) — (Continued)

Presented below is a summary of the status of the Company's restricted stock as of December 31, 2005 and changes during the year ended December 31, 2006:

	Shares	Weighted Average Grant-Date Fair Value	Intrinsic Value
January 1, 2006	793	$14.39	$15,200
Granted	245	21.67	
Vested	(346)	13.63	
Forfeited	(18)	16.00	
December 31, 2006	674	$17.38	$15,900

Stock Options

The Company granted options to purchase 30 and 11 shares of common stock to participants under the Plan during 2005 and 2004, respectively. The options generally vested over a three year period and had a maximum term of ten years. The Company did not grant any options to purchase shares of common stock during 2006. The fair value of each grant was calculated with the following weighted average assumptions:

	2005	2004
Expected dividend yield	1.3%	1.6%
Risk free interest rates	4.00%	3.50%
Expected life	5.0 years	5.0 years
Expected volatility	33.00%	24.00%

The weighted average fair value of options granted was $9.35 and $5.67 per share, for the years ended December 31, 2005 and 2004, respectively.

Presented below is a summary of the status of stock options held by eligible employees during 2006, 2005 and 2004:

	2006		2005		2004	
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	1,406	$8.20	1,884	$ 8.17	3,012	$ 7.15
Granted	—	—	30	14.86	11	12.35
Exercised	673	7.98	469	8.56	1,116	5.40
Forfeited	—	—	39	8.14	23	7.09
Options outstanding at end of year	733	$8.40	1,406	$ 8.20	1,884	$ 8.17

(In thousands, except per share amounts) — (Continued)

The following table summarizes the status of stock options outstanding and exercisable for the year ended December 31, 2006:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Stock Options Exercisable	Weighted Average Exercise Price
$3 to $6	248	3.8	$ 4.80	248	$ 4.80
6 to 16	485	4.5	10.24	485	10.24
	733			733	

During 2006, 800 options to purchase common stock with an exercise price of $5.00 per share were exercised that were issued outside of the Plan in 1999. As of December 31, 2006, no options issued outside of the Plan were outstanding.

13. Stockholders' Equity

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax, follow:

	Currency Translation	Unrealized Appreciation of Investment	Other	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2003	$ 38,065	$ 5,718	$(7,468)	$ 36,315
Change	26,284	(5,718)	582	21,148
Balance at December 31, 2004	64,349	—	(6,886)	57,463
Change	(39,473)	—	3,840	(35,633)
Balance at December 31, 2005	24,876	—	(3,046)	21,830
Change	53,420	—	4,129	57,549
Balance at December 31, 2006	$ 78,296	$ —	$ 1,083	$ 79,379

Other Transactions

On March 26, 2004, the Company sold an aggregate of 8,100 shares of common stock to Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. for $119,435, or $14.75 per share. The proceeds of the sale were used for general corporate purposes, which included reducing outstanding indebtedness under the Company's credit agreements.

On January 26, 2006, the Company repurchased 1,000 shares of our outstanding common stock for $18,960, or $18.96 per share.

(In thousands, except per share amounts) — (Continued)

14. Income Taxes

The income tax provision relating to income from continuing operations consisted of the following:

	Year Ended December 31,		
	2006	2005	2004
Current:			
Federal	$14,884	$22,770	$17,144
State and local	3,959	4,531	4,601
Foreign	19,055	24,188	16,724
Total current	37,898	51,489	38,469
Deferred:			
Federal	22,617	17,321	19,273
State and local	2,903	3,283	4,764
Foreign	4,427	(3,223)	3,331
Total deferred	29,947	17,381	27,368
Income tax provision relating to continuing operations	$67,845	$68,870	$65,837

The income tax provision relating to income from continuing operations varied from the U.S. federal statutory income tax rate due to the following:

	Year Ended December 31,		
	2006	2005	2004
Income tax provision relating to continuing operations at federal statutory rate of 35%	$70,215	$66,438	$61,945
State and local income taxes, net of federal benefit	3,740	4,944	6,259
Foreign	(6,671)	(3,961)	(2,480)
Other	561	1,449	113
Income tax provision relating to continuing operations	$67,845	$68,870	$65,837

(In thousands, except per share amounts) — (Continued)

The components of deferred tax assets and liabilities at December 31, 2006 and 2005 were as follows:

	2006	2005
Deferred Tax Assets		
Accrued liabilities	$ 34,603	$ 18,182
Net operating loss carryforwards	8,615	6,433
Interest rate swap	1,929	3,673
Other	6,209	3,619
Total deferred tax assets	51,356	31,907
Valuation allowance	(3,943)	(4,119)
Net deferred tax assets	47,413	27,788
Deferred Tax Liabilities		
Depreciation and amortization	(135,411)	(115,060)
Partnership investments	(16,379)	(16,644)
Other	(7,484)	(4,079)
Total deferred tax liabilities	(159,274)	(135,783)
Net deferred tax liabilities	$(111,861)	$(107,995)

The Company does not provide for federal income taxes or tax benefits relating to the undistributed earnings or losses of its foreign subsidiaries. Income from continuing operations before income taxes of foreign subsidiaries (which subsidiaries are predominately in the United Kingdom) was $84,635, $70,468 and $65,997 during the years ended December 31, 2006, 2005 and 2004, respectively. It is the Company's belief that such earnings will be indefinitely reinvested in the companies that produced them. At December 31, 2006, the Company had not provided federal income taxes on a total of $269,911 of earnings of individual foreign subsidiaries. If these earnings were remitted as dividends, the Company would be subject to U.S. income taxes and certain foreign withholding taxes.

At December 31, 2006, the Company has $113,101 of United States state net operating loss carryforwards that expire at various dates through 2026, United States state credit carryforwards of $1,373 that will not expire, a United Kingdom net operating loss carryforward of $2,559 that will not expire, and a United Kingdom capital loss of $4,070 that will not expire. During 2006, a German net operating loss of $1,865 was fully utilized.

A valuation allowance of $3,914 has been recorded against the United States state net operating loss carryforwards and a valuation allowance of $29 has been recorded against the United States state credit carryforwards. A valuation allowance of $692 was removed due to the utilization of a German net operating loss.

The Company has classified its tax reserves as a long term obligation on the basis that management does not expect to make any payments relating to those reserves within the next twelve months.

15. Segment Information

The Company operates in one reportable segment. The Company's operations (i) have similar economic characteristics (all are automobile dealerships), (ii) offer similar products and services (all sell new and used vehicles; service, parts and third-party finance and insurance products), (iii) have similar target markets and customers (generally individuals) and (iv) have similar distribution and marketing practices (all distribute products

(In thousands, except per share amounts) — (Continued)

and services through dealership facilities that market to customers in similar fashions). The following table presents certain data by geographic area:

	Year Ended December 31,		
	2006	2005	2004
Sales to external customers:			
United States	$ 7,641,709	$6,812,219	$5,960,582
Foreign	3,600,604	2,849,174	2,427,439
Total sales to external customers	$11,242,313	$9,661,393	$8,388,021
Long-lived assets, net:			
United States	$ 456,169	$ 354,872	
Foreign	236,177	144,684	
Total long-lived assets	$ 692,346	$ 499,556	

The Company's foreign operations are predominantly based in the United Kingdom.

16. Summary of Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006(1)(2)(3)				
Total revenues	$2,552,139	$2,831,862	$2,977,295	$2,881,017
Gross profit	398,656	428,688	444,328	432,797
Net income	23,955	36,693	33,730	30,323
Diluted earnings per share	$ 0.26	$ 0.39	$ 0.36	$ 0.32

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005(1)(2)				
Total revenues	$2,262,177	$2,494,143	$2,558,743	$2,346,330
Gross profit	347,315	375,408	382,067	368,661
Net income	22,892	33,196	32,764	30,121
Diluted earnings per share	$ 0.25	$ 0.36	$ 0.35	$ 0.32

(1) As discussed in Note 3, the Company has treated the operations of certain entities as discontinued operations. The results for all periods have been restated to reflect such treatment.

(2) Per share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year per share amounts due to rounding.

(3) As discussed in Note 1, the Company has adjusted its financial results for the first three quarters of fiscal 2006 in accordance with SAB 108.

17. Subsequent Events

On January 26, 2007, the Company provided notice to the Bank of New York Trust Company, N.A., the trustee of the 9.625% Notes, of its intention to redeem the 9.625% Notes on March 15, 2007 at a price of 104.813 for all notes outstanding. The aggregate redemption price is estimated to be approximately $314,400, resulting in a pre-tax charge of approximately $19,000.

(In thousands, except per share amounts) — (Continued)

Effective February 13, 2007, the Company permanently reduced the credit availability under the U.S. Credit Agreement from $600,000 to $250,000 and the letter of credit availability from $50,000 to $10,000. The reduction in capacity under the U.S. Credit Agreement will enable the Company to avoid certain credit availability fees.

18. Condensed Consolidating Financial Information

The following tables include condensed consolidating financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004 for United Auto Group, Inc.'s (as the issuer of the 9.625% Notes), wholly-owned subsidiary guarantors, non-wholly owned subsidiaries, and non-guarantor subsidiaries (primarily representing foreign entities). The condensed consolidating financial information includes certain allocations of balance sheet, income statement and cash flow items which are not necessarily indicative of the financial position, results of operations or cash flows of these entities on a stand-alone basis.

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2006

					Non-Wholly Owned Guarantor Subsidiaries				
	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
					(In Thousands)				
Cash and cash equivalents	$ 13,147	$ —	$ 333	$ —	$ —	$ 687	$ —	$ 2,536	$ 9,591
Accounts receivable, net	469,516	(200,621)	200,621	295,887	16,338	8,525	2,983	1,248	144,535
Inventories, net	1,519,506	—	—	782,140	33,250	20,057	5,429	3,663	674,967
Other current assets	71,490	—	9,426	23,452	490	25	—	10	38,087
Assets held for sale	213,030	—	—	200,945	—	—	—	—	12,085
Total current assets	2,286,689	(200,621)	210,380	1,302,424	50,078	29,294	8,412	7,457	879,265
Property and equipment, net	582,646	—	3,824	318,766	5,287	4,369	1,746	3,427	245,227
Intangible assets	1,490,767	—	—	926,842	68,281	20,738	3,722	—	471,184
Other assets	109,700	(1,068,787)	1,084,214	38,307	17	1	1	—	55,947
Total assets	$4,469,802	$(1,269,408)	$1,298,418	$2,586,339	$123,663	$54,402	$13,881	$10,884	$1,651,623
Floor plan notes payable	$ 874,326	$ —	$ —	$ 408,647	$ 2,362	$ 2,311	$ 4,792	$ —	$ 456,214
Floor plan notes payable — non-trade	297,985	(35,000)	—	146,636	28,271	17,039	—	3,117	137,922
Accounts payable	300,804	—	2,738	99,652	8,154	2,051	737	3,827	183,645
Accrued expenses	214,307	(165,621)	27	63,524	36,109	16,601	2,286	1,332	260,049
Current portion of long-term debt	13,385	—	—	3,057	—	—	—	—	10,328
Liabilities held for sale	52,150	—	—	37,113	—	—	—	—	15,037
Total current liabilities	1,752,957	(200,621)	2,765	758,629	74,896	38,002	7,815	8,276	1,063,195
Long-term debt	1,168,666	—	—	790,759	63,151	21,361	3,842	3,047	286,506
Other long-term liabilities	252,526	—	—	237,167	10,329	279	4,160	(109)	700
Total liabilities	3,174,149	(200,621)	2,765	1,786,555	148,376	59,642	15,817	11,214	1,350,401
Total stockholders' equity	1,295,653	(1,068,787)	1,295,653	799,784	(24,713)	(5,240)	(1,936)	(330)	301,222
Total liabilities and stockholders' equity	$4,469,802	$(1,269,408)	$1,298,418	$2,586,339	$123,663	$54,402	$13,881	$10,884	$1,651,623

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2005

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Wholly Owned Guarantor Subsidiaries: HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
					(In Thousands)				
Cash and cash equivalents	$ 8,957	$ —	$ 2,210	$ —	$ —	$ 1,127	$ 394	$2,540	$ 2,686
Accounts receivable, net	398,127	(125,107)	125,107	267,559	11,489	7,117	2,852	1,032	108,078
Inventories, net	1,144,584	—	—	684,151	33,029	19,941	6,272	2,184	399,007
Other current assets	50,209	—	5,118	21,448	467	42	6	—	23,128
Assets held for sale	310,467	—	—	289,460	—	—	—	—	21,007
Total current assets	1,912,344	(125,107)	132,435	1,262,618	44,985	28,227	9,524	5,756	553,906
Property and equipment, net	416,099	—	4,297	242,938	5,929	2,932	1,859	3,660	154,484
Intangible assets	1,182,273	—	—	830,639	68,281	20,738	3,722	—	258,893
Other assets	83,457	(986,211)	1,013,380	11,514	83	1	—	—	44,690
Total assets	$3,594,173	$(1,111,318)	$1,150,112	$2,347,709	$119,278	$51,898	$15,105	$9,416	$1,011,973
Floor plan notes payable	$ 785,237	$ —	$ —	$ 482,963	$ 14,045	$ 6,725	$ 6,156	$ —	$ 275,348
Floor plan notes payable — non-trade	318,034	—	—	220,216	15,154	12,000	—	2,486	68,178
Accounts payable	198,268	—	3,874	80,180	6,941	1,393	676	2,532	102,672
Accrued expenses	170,606	(125,107)	506	81,088	29,933	13,952	2,040	715	167,479
Current portion of long-term debt	3,551	—	—	3,551	—	—	—	—	—
Liabilities held for sale	189,239	—	—	168,379	—	—	—	—	20,860
Total current liabilities	1,664,935	(125,107)	4,380	1,036,377	66,073	34,070	8,872	5,733	634,537
Long-term debt	576,690	—	—	333,215	63,151	21,361	3,842	3,096	152,025
Other long-term liabilities	206,816	—	—	190,862	10,638	548	4,059	176	533
Total liabilities	2,448,441	(125,107)	4,380	1,560,454	139,862	55,979	16,773	9,005	787,095
Total stockholders' equity	1,145,732	(986,211)	1,145,732	787,255	(20,584)	(4,081)	(1,668)	411	224,878
Total liabilities and stockholders' equity	$3,594,173	$(1,111,318)	$1,150,112	$2,347,709	$119,278	$51,898	$15,105	$9,416	$1,011,973

CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended December 31, 2006

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Wholly Owned Guarantor Subsidiaries: HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
					(In Thousands)				
Revenues	$11,242,313	$ —	$ —	$6,785,990	$270,825	$181,222	$54,081	$40,702	$3,909,493
Cost of sales	9,537,844	—	—	5,731,002	218,845	151,857	47,146	34,994	3,354,000
Gross profit	1,704,469	—	—	1,054,988	51,980	29,365	6,935	5,708	555,493
Selling, general, and administrative expenses	1,356,452	—	15,153	832,129	40,550	23,035	5,975	3,795	435,815
Depreciation and amortization	44,863	—	1,427	25,326	972	603	211	278	16,046
Operating income (loss)	303,154	—	(16,580)	197,533	10,458	5,727	749	1,635	103,632
Floor plan interest expense	(61,565)	—	—	(40,803)	(1,740)	(1,114)	(290)	(126)	(17,492)
Other interest expense	(49,173)	—	—	(29,617)	(4,793)	(1,621)	(552)	(487)	(12,103)
Equity in earnings of affiliates	8,201	—	—	1,413	—	—	—	—	6,788
Equity in earnings of subsidiaries	—	(211,743)	211,743	—	—	—	—	—	—
Income (loss) from continuing operations before income taxes and minority interests	200,617	(211,743)	195,163	128,526	3,925	2,992	(93)	1,022	80,825
Income taxes	(67,845)	79,037	(73,032)	(45,789)	(1,384)	(1,062)	43	(333)	(25,325)
Minority interests	(2,172)	—	—	(1,324)	(254)	(386)	—	(208)	—
Income (loss) from continuing operations	130,600	(132,706)	122,131	81,413	2,287	1,544	(50)	481	55,500
Income (loss) from discontinued operations, net of tax	(5,899)	—	—	(4,634)	—	—	—	—	(1,265)
Net income (loss)	$ 124,701	$(132,706)	$122,131	$ 76,779	$ 2,287	$ 1,544	$ (50)	$ 481	$ 54,235

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended December 31, 2005

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Wholly Owned Guarantor Subsidiaries: HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
					(In Thousands)				
Revenues	$9,661,393	$ —	$ —	$5,993,300	$258,010	$157,184	$54,397	$36,949	$3,161,553
Cost of sales	8,187,942	—	—	5,060,536	208,392	130,543	47,479	32,195	2,708,797
Gross profit	1,473,451	—	—	932,764	49,618	26,641	6,918	4,754	452,756
Selling, general, and administrative expenses	1,154,220	—	14,128	716,905	39,271	21,323	5,648	3,302	353,643
Depreciation and amortization	37,551	—	1,438	21,336	934	483	204	273	12,883
Operating income (loss)	281,680	—	(15,566)	194,523	9,413	4,835	1,066	1,179	86,230
Floor plan interest expense	(47,124)	—	—	(30,529)	(1,120)	(1,111)	(227)	(97)	(14,040)
Other interest expense	(49,004)	—	—	(30,549)	(3,967)	(1,331)	(1,139)	(461)	(11,557)
Equity in earnings of affiliates	4,271	—	—	691	—	—	—	—	3,580
Equity in earnings of subsidiaries	—	(219,007)	219,007	—	—	—	—	—	—
Income (loss) from continuing operations before income taxes and minority interests	189,823	(219,007)	203,441	134,136	4,326	2,393	(300)	621	64,213
Income taxes	(68,870)	87,491	(81,340)	(52,088)	(1,658)	(935)	113	(227)	(20,226)
Minority interests	(1,814)	—	—	(1,137)	(267)	(292)	—	(118)	—
Income (loss) from continuing operations	119,139	(131,516)	122,101	80,911	2,401	1,166	(187)	276	43,987
Income (loss) from discontinued operations, net of tax	(166)	—	—	535	—	—	—	—	(701)
Net income (loss)	$ 118,973	$(131,516)	$122,101	$ 81,446	$ 2,401	$ 1,166	$ (187)	$ 276	$ 43,286

CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended December 31, 2004

					Non-Wholly Owned Guarantor Subsidiaries				
	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
					(In Thousands)				
Revenues	$8,388,021	$ —	$ —	$5,185,518	$252,646	$158,725	$51,926	$14,017	$2,725,189
Cost of sales	7,132,693	—	—	4,398,218	208,882	134,072	45,566	12,173	2,333,782
Gross profit	1,255,328	—	—	787,300	43,764	24,653	6,360	1,844	391,407
Selling, general, and administrative expenses	975,409	—	12,640	608,675	34,270	19,163	5,373	1,423	293,865
Depreciation and amortization	36,365	—	818	18,780	1,740	483	203	86	14,255
Operating income (loss)	243,554	—	(13,458)	159,845	7,754	5,007	784	335	83,287
Floor plan interest expense	(40,883)	—	—	(28,561)	(699)	(734)	(159)	(24)	(10,706)
Other interest expense	(42,923)	—	—	(26,967)	(3,997)	(768)	(1,039)	(164)	(9,988)
Equity in earnings of affiliates	5,770	—	—	3,319	—	—	—	—	2,451
Other income	11,469	—	—	—	—	—	—	—	11,469
Equity in earnings of subsidiaries	—	(202,177)	202,177	—	—	—	—	—	—
Income (loss) from continuing operations before income taxes and minority interests	176,987	(202,177)	188,719	107,636	3,058	3,505	(414)	147	76,513
Income taxes	(65,837)	84,202	(78,500)	(44,061)	(1,322)	(1,490)	146	(55)	(24,757)
Minority interests	(2,047)	—	—	(942)	(174)	(403)	—	(28)	(500)
Income (loss) from continuing operations	109,103	(117,975)	110,219	62,633	1,562	1,612	(268)	64	51,256
Income (loss) from discontinued operations, net of tax	2,584	—	—	2,801	—	—	—	—	(217)
Net income (loss)	$ 111,687	$(117,975)	$110,219	$ 65,434	$ 1,562	$ 1,612	$ (268)	$ 64	$ 51,039

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

	Total Company	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Wholly Owned Guarantor Subsidiaries: HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
	(In Thousands)							
Net cash from continuing operating activities	$ 120,281	$ (923)	$ 120,019	$ (6,351)	$ (677)	$ (75)	$ 684	$ 7,604
Investing Activities:								
Purchase of property and equipment	(225,058)	(954)	(55,263)	(330)	(3,613)	(98)	(45)	(164,755)
Proceeds from sale — leaseback transactions	106,167	—	26,447	—	1,573	—	—	78,147
Dealership acquisitions, net	(369,055)	—	(134,984)	—	—	—	—	(234,071)
Net cash from continuing investing activities	(487,946)	(954)	(163,800)	(330)	(2,040)	(98)	(45)	(320,679)
Financing Activities:								
Net borrowings (repayments) of long-term debt	(211,072)	43,311	(411,671)	—	—	—	(49)	157,337
Issuance of subordinated debt	750,000	—	750,000	—	—	—	—	—
Floor plan notes payable — non-trade	(71,140)	—	(243,085)	13,117	5,039	—	631	153,158
Payments of deferred financing fees	(17,210)	(17,210)	—	—	—	—	—	—
Proceeds from exercise of common stock including excess tax benefit	18,069	18,069	—	—	—	—	—	—
Repurchase of common stock	(18,955)	(18,955)	—	—	—	—	—	—
Distributions from (to) parent	—	—	5,144	(6,436)	(2,762)	(221)	(1,225)	5,500
Dividends	(25,215)	(25,215)	—	—	—	—	—	—
Net cash from continuing financing activities	424,477	—	100,388	6,681	2,277	(221)	(643)	315,995
Net cash from discontinued operations	(52,622)	—	(56,607)	—	—	—	—	3,985
Net change in cash and cash equivalents	4,190	(1,877)	—	—	(440)	(394)	(4)	6,905
Cash and cash equivalents, beginning of period	8,957	2,210	—	—	1,127	394	2,540	2,686
Cash and cash equivalents, end of period	$ 13,147	$ 333	$ —	$ —	$ 687	$ —	$ 2,536	$ 9,591

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

	Total Company	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Wholly Owned Guarantor Subsidiaries: HBL LLC	Non-Wholly Owned Guarantor Subsidiaries: UAG Connecticut I, LLC	Non-Wholly Owned Guarantor Subsidiaries: UAG Mentor Acquisition LLC	Non-Wholly Owned Guarantor Subsidiaries: UAG Central NJ, LLC	Non-Guarantor Subsidiaries
	(In thousands)							
Net cash from continuing operating activities	$ 169,373	$(15,179)	$ 130,365	$ 4,542	$ 5,680	$1,004	$2,594	$ 40,367
Investing Activities:								
Purchase of property and equipment	(220,457)	(1,947)	(136,497)	(822)	(5,801)	(248)	(120)	(75,022)
Proceeds from sale — leaseback transactions	118,470	—	65,620	—	4,803	—	—	48,047
Dealership acquisitions, net	(126,879)	—	(107,084)	—	—	—	—	(19,795)
Net cash from continuing investing activities	(228,866)	(1,947)	(177,961)	(822)	(998)	(248)	(120)	(46,770)
Financing Activities:								
Net borrowings (repayments) of long-term debt	2,388	16,171	(33)	—	—	—	75	(13,825)
Floor plan notes payable — non-trade	18,445	—	15,194	2,693	(1,816)	—	(9)	2,383
Proceeds from exercise of common stock including excess tax benefit	4,673	4,673	—	—	—	—	—	—
Distributions from (to) parent	—	—	(3,718)	(6,413)	(3,163)	(487)	—	13,781
Dividends	(20,844)	(20,844)	—	—	—	—	—	—
Net cash from continuing financing activities	4,662	—	11,443	(3,720)	(4,979)	(487)	66	2,339
Net cash from discontinued operations	40,241	—	36,153	—	—	—	—	4,088
Net change in cash and cash equivalents	(14,590)	(17,126)	—	—	(297)	269	2,540	24
Cash and cash equivalents, beginning of period	23,547	19,336	—	—	1,424	125	—	2,662
Cash and cash equivalents, end of period	$ 8,957	$ 2,210	$ —	$ —	$ 1,127	$ 394	$2,540	$ 2,686

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

	Total Company	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Wholly Owned Guarantor Subsidiaries: HBL LLC	UAG Connecticut I, LLC	UAG Mentor Acquisition LLC	UAG Central NJ, LLC	Non-Guarantor Subsidiaries
	(In Thousands)							
Net cash from continuing operating activities	$ 266,592	$ 11,442	$ 161,936	$ 12,500	$ 1,311	$ 6,247	$(1,687)	$ 74,843
Investing Activities:								
Purchase of property and equipment	(225,555)	(371)	(95,627)	(21,009)	(2,280)	(92)	(3,899)	(102,277)
Proceeds from sale — leaseback transactions	149,076	—	65,893	37,154	2,967	—	—	43,062
Dealership acquisitions, net	(210,084)	—	(152,834)	—	—	—	—	(57,250)
Proceeds from sale of investment	13,566	—	—	—	—	—	—	13,566
Net cash from continuing investing activities	(272,997)	(371)	(182,568)	16,145	687	(92)	(3,899)	(102,899)
Financing Activities:								
Net borrowings (repayments) of long-term debt	(74,257)	(110,960)	74,942	(12,731)	—	—	3,021	(28,529)
Floor plan notes payable — non-trade	(58,841)	—	(49,427)	(6,679)	1,452	(5,926)	2,495	(756)
Proceeds from issuance of common stock	119,435	119,435	—	—	—	—	—	—
Proceeds from exercise of common stock including excess tax benefit	9,936	9,936	—	—	—	—	—	—
Distributions from (to) parent	—	—	(43,776)	(10,481)	(2,670)	(189)	70	57,046
Dividends	(18,411)	(18,411)	—	—	—	—	—	—
Net cash from continuing financing activities	(22,138)	—	(18,261)	(29,891)	(1,218)	(6,115)	5,586	27,761
Net cash from discontinued operations	33,781	—	35,925	—	—	—	—	(2,144)
Net change in cash and cash equivalents	5,238	11,071	(2,968)	(1,246)	780	40	—	(2,439)
Cash and cash equivalents, beginning of period	18,309	8,265	2,968	1,246	644	85	—	5,101
Cash and cash equivalents, end of period	$ 23,547	$ 19,336	$ —	$ —	$ 1,424	$ 125	$ —	$ 2,662

The following tables include condensed consolidating financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004 for United Auto Group, Inc.'s (as the issuer of the Convertible Notes and the 7.75% Notes), guarantor subsidiaries and non-guarantor subsidiaries (primarily representing foreign entities). The condensed consolidating financial information includes certain allocations of balance sheet, income statement and cash flow items which are not necessarily indicative of the financial position, results of operations or cash flows of these entities on a stand-alone basis.

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2006

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
			(In Thousands)		
Cash and cash equivalents	$ 13,147	$ —	$ 333	$ —	$ 12,814
Accounts receivable, net	469,516	(200,621)	200,621	295,887	173,629
Inventories, net	1,519,506	—	—	782,140	737,366
Other current assets	71,490	—	9,426	23,452	38,612
Assets held for sale	213,030	—	—	200,945	12,085
Total current assets	2,286,689	(200,621)	210,380	1,302,424	974,506
Property and equipment, net	582,646	—	3,824	318,766	260,056
Intangible assets	1,490,767	—	—	926,842	563,925
Other assets	109,700	(1,068,787)	1,084,214	38,307	55,966
Total assets	$4,469,802	$(1,269,408)	$1,298,418	$2,586,339	$1,854,453
Floor plan notes payable	$ 874,326	$ —	$ —	$ 408,647	$ 465,679
Floor plan notes payable — non-trade	297,985	(35,000)	—	146,636	186,349
Accounts payable	300,804	—	2,738	99,652	198,414
Accrued expenses	214,307	(165,621)	27	63,524	316,377
Current portion of long-term debt	13,385	—	—	3,057	10,328
Liabilities held for sale	52,150	—	—	37,113	15,037
Total current liabilities	1,752,957	(200,621)	2,765	758,629	1,192,184
Long-term debt	1,168,666	—	—	790,759	377,907
Other long-term liabilities	252,526	—	—	237,167	15,359
Total liabilities	3,174,149	(200,621)	2,765	1,786,555	1,585,450
Total stockholders' equity	1,295,653	(1,068,787)	1,295,653	799,784	269,003
Total liabilities and stockholders' equity	$4,469,802	$(1,269,408)	$1,298,418	$2,586,339	$1,854,453

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2005

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
			(In Thousands)		
Cash and cash equivalents	$ 8,957	$ —	$ 2,210	$ —	$ 6,747
Accounts receivable, net	398,127	(125,107)	125,107	267,559	130,568
Inventories, net	1,144,584	—	—	684,151	460,433
Other current assets	50,209	—	5,118	21,448	23,643
Assets held for sale	310,467	—	—	289,460	21,007
Total current assets	1,912,344	(125,107)	132,435	1,262,618	642,398
Property and equipment, net	416,099	—	4,297	242,938	168,864
Intangible assets	1,182,273	—	—	830,639	351,634
Other assets	83,457	(986,211)	1,013,380	11,514	44,774
Total assets	$3,594,173	$(1,111,318)	$1,150,112	$2,347,709	$1,207,670
Floor plan notes payable	$ 785,237	$ —	$ —	$ 482,963	$ 302,274
Floor plan notes payable — non-trade	318,034	—	—	220,216	97,818
Accounts payable	198,268	—	3,874	80,180	114,214
Accrued expenses	170,606	(125,107)	506	81,088	214,119
Current portion of long-term debt	3,551	—	—	3,551	—
Liabilities held for sale	189,239	—	—	168,379	20,860
Total current liabilities	1,664,935	(125,107)	4,380	1,036,377	749,285
Long-term debt	576,690	—	—	333,215	243,475
Other long-term liabilities	206,816	—	—	190,862	15,954
Total liabilities	2,448,441	(125,107)	4,380	1,560,454	1,008,714
Total stockholders' equity	1,145,732	(986,211)	1,145,732	787,255	198,956
Total liabilities and stockholders' equity	$3,594,173	$(1,111,318)	$1,150,112	$2,347,709	$1,207,670

CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended December 31, 2006

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
			(In Thousands)		
Revenues	$11,242,313	$ —	$ —	$6,785,990	$4,456,323
Cost of sales	9,537,844	—	—	5,731,002	3,806,842
Gross profit	1,704,469	—	—	1,054,988	649,481
Selling, general, and administrative expenses	1,356,452	—	15,153	832,129	509,170
Depreciation and amortization	44,863	—	1,427	25,326	18,110
Operating income (loss)	303,154	—	(16,580)	197,533	122,201
Floor plan interest expense	(61,565)	—	—	(40,803)	(20,762)
Other interest expense	(49,173)	—	—	(29,617)	(19,556)
Equity in earnings of affiliates	8,201	—	—	1,413	6,788
Equity in earnings of subsidiaries	—	(211,743)	211,743	—	—
Income (loss) from continuing operations before income taxes and minority interests	200,617	(211,743)	195,163	128,526	88,671
Income taxes	(67,845)	79,037	(73,032)	(45,789)	(28,061)
Minority interests	(2,172)	—	—	(1,324)	(848)
Income (loss) from continuing operations	130,600	(132,706)	122,131	81,413	59,762
Loss from discontinued operations, net of tax	(5,899)	—	—	(4,634)	(1,265)
Net income (loss)	$ 124,701	$(132,706)	$122,131	$ 76,779	$ 58,497

UNITED AUTO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended December 31, 2005

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
			(In Thousands)		
Revenues	$9,661,393	$ —	$ —	$5,993,300	$3,668,093
Cost of sales	8,187,942	—	—	5,060,536	3,127,406
Gross profit	1,473,451	—	—	932,764	540,687
Selling, general, and administrative expenses	1,154,220	—	14,128	716,905	423,187
Depreciation and amortization	37,551	—	1,438	21,336	14,777
Operating income (loss)	281,680	—	(15,566)	194,523	102,723
Floor plan interest expense	(47,124)	—	—	(30,529)	(16,595)
Other interest expense	(49,004)	—	—	(30,549)	(18,455)
Equity in earnings of affiliates	4,271	—	—	691	3,580
Equity in earnings of subsidiaries	—	(219,007)	219,007	—	—
Income (loss) from continuing operations before income taxes and minority interests	189,823	(219,007)	203,441	134,136	71,253
Income taxes	(68,870)	87,491	(81,340)	(52,088)	(22,933)
Minority interests	(1,814)	—	—	(1,137)	(677)
Income (loss) from continuing operations	119,139	(131,516)	122,101	80,911	47,643
Loss from discontinued operations, net of tax	(166)	—	—	535	(701)
Net income (loss)	$ 118,973	$(131,516)	$122,101	$ 81,446	$ 46,942

CONDENSED CONSOLIDATING STATEMENT OF INCOME
Year Ended December 31, 2004

	Total Company	Eliminations	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
			(In Thousands)		
Revenues	$8,388,021	$ —	$ —	$5,185,518	$3,202,503
Cost of sales	7,132,693	—	—	4,398,218	2,734,475
Gross profit	1,255,328	—	—	787,300	468,028
Selling, general, and administrative expenses	975,409	—	12,640	608,675	354,094
Depreciation and amortization	36,365	—	818	18,780	16,767
Operating income (loss)	243,554	—	(13,458)	159,845	97,167
Floor plan interest expense	(40,883)	—	—	(28,561)	(12,322)
Other interest expense	(42,923)	—	—	(26,967)	(15,956)
Equity in earnings of affiliates	5,770	—	—	3,319	2,451
Other income	11,469	—	—	—	11,469
Equity in earnings of subsidiaries	—	(202,177)	202,177	—	—
Income (loss) from continuing operations before income taxes and minority interests	176,987	(202,177)	188,719	107,636	82,809
Income taxes	(65,837)	84,202	(78,500)	(44,061)	(27,478)
Minority interests	(2,047)	—	—	(942)	(1,105)
Income (loss) from continuing operations	109,103	(117,975)	110,219	62,633	54,226
Income (loss) from discontinued operations, net of tax	2,584	—	—	2,801	(217)
Net income (loss)	$ 111,687	$(117,975)	$110,219	$ 65,434	$ 54,009

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

	Total Company	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
		(In Thousands)		
Net cash from continuing operating activities	$ 120,281	$ (923)	$ 120,019	$ 1,185
Investing Activities:				
Purchase of property and equipment	(225,058)	(954)	(55,263)	(168,841)
Proceeds from sale — leaseback transactions	106,167	—	26,447	79,720
Dealership acquisitions, net	(369,055)	—	(134,984)	(234,071)
Net cash from continuing investing activities	(487,946)	(954)	(163,800)	(323,192)
Financing Activities:				
Net borrowings (repayments) of long-term debt	(211,072)	43,311	(411,671)	157,288
Issuance of subordinated debt	750,000	—	750,000	—
Floor plan notes payable — non-trade	(71,140)	—	(243,085)	171,945
Payments of deferred financing fees	(17,210)	(17,210)	—	—
Proceeds from exercise of common stock including excess tax benefit	18,069	18,069	—	—
Repurchase of common stock	(18,955)	(18,955)	—	—
Distributions from (to) parent	—	—	5,144	(5,144)
Dividends	(25,215)	(25,215)	—	—
Net cash from continuing financing activities	424,477	—	100,388	324,089
Net cash from discontinued operations	(52,622)	—	(56,607)	3,985
Net change in cash and cash equivalents	4,190	(1,877)	—	6,067
Cash and cash equivalents, beginning of period	8,957	2,210	—	6,747
Cash and cash equivalents, end of period	$ 13,147	$ 333	$ —	$ 12,814

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

	Total Company	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
		(In Thousands)		
Net cash from continuing operating activities	$ 169,373	$(15,179)	$ 130,365	$ 54,187
Investing Activities:				
Purchase of property and equipment	(220,457)	(1,947)	(136,497)	(82,013)
Proceeds from sale — leaseback transactions	118,470	—	65,620	52,850
Dealership acquisitions, net	(126,879)	—	(107,084)	(19,795)
Net cash from continuing investing activities	(228,866)	(1,947)	(177,961)	(48,958)
Financing Activities:				
Net borrowings (repayments) of long-term debt	2,388	16,171	(33)	(13,750)
Floor plan notes payable — non-trade	18,445	—	15,194	3,251
Proceeds from exercise of common stock including excess tax benefit	4,673	4,673	—	—
Distributions from (to) parent	—	—	(3,718)	3,718
Dividends	(20,844)	(20,844)	—	—
Net cash from continuing financing activities	4,662	—	11,443	(6,781)
Net cash from discontinued operations	40,241	—	36,153	4,088
Net change in cash and cash equivalents	(14,590)	(17,126)	—	2,536
Cash and cash equivalents, beginning of period	23,547	19,336	—	4,211
Cash and cash equivalents, end of period	$ 8,957	$ 2,210	$ —	$ 6,747

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

	Total Company	United Auto Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
		(In Thousands)		
Net cash from continuing operating activities	$ 266,592	$ 11,442	$ 161,936	$ 93,214
Investing Activities:				
Purchase of property and equipment	(225,555)	(371)	(95,627)	(129,557)
Proceeds from sale — leaseback transactions	149,076	—	65,893	83,183
Dealership acquisitions, net	(210,084)	—	(152,834)	(57,250)
Proceeds from sale of investment	13,566	—	—	13,566
Net cash from continuing investing activities	(272,997)	(371)	(182,568)	(90,058)
Financing Activities:				
Net borrowings (repayments) of long-term debt	(74,257)	(110,960)	74,942	(38,239)
Floor plan notes payable — non-trade	(58,841)	—	(49,427)	(9,414)
Proceeds from issuance of common stock	119,435	119,435	—	—
Proceeds from exercise of common stock including excess tax benefit	9,936	9,936	—	—
Distributions from (to) parent	—	—	(43,776)	43,776
Dividends	(18,411)	(18,411)	—	—
Net cash from continuing financing activities	(22,138)	—	(18,261)	(3,877)
Net cash from discontinued operations	33,781	—	35,925	(2,144)
Net change in cash and cash equivalents	5,238	11,071	(2,968)	(2,865)
Cash and cash equivalents, beginning of period	18,309	8,265	2,968	7,076
Cash and cash equivalents, end of period	$ 23,547	$ 19,336	$ —	$ 4,211

UNITED AUTO GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions	Deductions, Recoveries & Other	Balance at End of Year
		(In Thousands)		
Year Ended December 31, 2006				
Allowance for doubtful accounts	3,933	1,785	(2,863)	2,855
Tax valuation allowance	4,119	1,456	(1,632)	3,943
Year Ended December 31, 2005				
Allowance for doubtful accounts	3,350	2,729	(2,146)	3,933
Tax valuation allowance	1,080	3,190	(151)	4,119
Year Ended December 31, 2004				
Allowance for doubtful accounts	2,934	3,149	(2,733)	3,350
Tax valuation allowance	—	1,080	—	$1,080

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Roger S. Penske, certify that:

1. I have reviewed this annual report on Form 10-K of United Auto Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ROGER S. PENSKE

Roger S. Penske
Title: Chief Executive Officer

February 28, 2007

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Robert T. O'Shaughnessy, certify that:

1. I have reviewed this annual report on Form 10-K of United Auto Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ROBERT T. O'SHAUGHNESSY

Robert T. O'Shaughnessy
Chief Financial Officer

February 28, 2007

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of United Auto Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Roger S. Penske and Robert T. O'Shaughnessy, Principal Executive Officer and Principal Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROGER S. PENSKE

Roger S. Penske
Chief Executive Officer

February 28, 2007

/s/ ROBERT T. O'SHAUGHNESSY

Robert T. O'Shaughnessy
Chief Financial Officer

February 28, 2007

A signed original of this written statement required by Section 906 has been provided to United Auto Group, Inc. and will be retained by United Auto Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

UnitedAuto

To Our Stockholders:

You are invited to attend the annual meeting of stockholders of United Auto Group, Inc. to be held at 8:00 a.m., Pacific Daylight Time on May 3, 2007, at Wynn Las Vegas, the site of Penske Wynn Ferrari Maserati, one of our premier automotive dealerships. Wynn Las Vegas is located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada.

The accompanying Notice of Annual Meeting and Proxy Statement describe the specific matters to be voted upon at the meeting. The annual meeting provides an excellent opportunity for stockholders to become better acquainted with UnitedAuto and its directors and officers, and I hope that you will attend.

Whether or not you plan to attend, we ask that you cast your vote as soon as possible. This will assure your shares are represented at the meeting. Thank you for your continued support of UnitedAuto.

Sincerely,

ROGER S. PENSKE
Chairman of the Board and
Chief Executive Officer

Bloomfield Hills, Michigan
March 29, 2007

UnitedAuto

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 3, 2007

We will hold our annual meeting of stockholders at 8:00 a.m., Pacific Daylight Time on May 3, 2007, at Wynn Las Vegas, the site of Penske Wynn Ferrari Maserati, one of our premier automotive dealerships. Wynn Las Vegas is located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada. The agenda items for approval at the meeting consist of:

(1) the election of twelve directors to serve until the next annual meeting of stockholders, or until their successors are duly elected and qualified;

(2) the amendment of our certificate of incorporation to change our name from "United Auto Group, Inc." to "Penske Automotive Group, Inc."; and

(3) the transaction of such other business as may properly come before the meeting.

Stockholders of record as of March 12, 2007 can vote at the annual meeting and any postponements or adjournments of the annual meeting. We will make available for inspection a list of holders of our common stock as of the record date during business hours from April 17, 2007 through May 3, 2007 at our principal executive offices, located at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302. This proxy statement and the enclosed proxy card are first being distributed on or about March 29, 2007.

Your vote is very important. Please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope or otherwise cast your vote. Your prompt voting will ensure a quorum. You may revoke your proxy and vote personally on all matters brought before the annual meeting.

By Order of the Board of Directors,

SHANE M. SPRADLIN
Vice President and Secretary

Bloomfield Hills, Michigan
March 29, 2007

TABLE OF CONTENTS

Page	
1	Procedural Questions about the Meeting
2	Proposal 1 – Election of Directors
5	Proposal 2 – Amendment of Certificate of Incorporation
5	Our Corporate Governance
9	Executive Officers
9	Compensation Committee Report
10	Compensation Discussion and Analysis
16	Executive and Director Compensation
23	Security Ownership of Certain Beneficial Owners and Management
25	Audit Committee Report
26	Independent Registered Public Accounting Firms
27	Related Party Transactions
30	Other Matters

PROCEDURAL QUESTIONS ABOUT THE MEETING

Q. What am I voting on?

A. Proposal 1: Election of twelve directors to serve until the next annual meeting of stockholders, or until their successors are duly elected and qualified.

A. Proposal 2: Amendment of our certificate of incorporation to change our name from "United Auto Group, Inc." to "Penske Automotive Group, Inc."

Q. Who can vote?

A. Stockholders of UnitedAuto as of the close of business on the record date, March 12, 2007, can vote at the annual meeting. Each share of our common stock gets one vote. Votes may not be cumulated. As of March 12, 2007, there were 94,874,030 shares of our common stock outstanding.

Q. How do I vote before the meeting?

A. By completing, signing and returning the enclosed proxy card.

Q. May I vote at the meeting?

A. You may vote at the meeting if you attend in person. If you hold your shares through an account with a bank or broker, you must obtain a legal proxy from the bank or broker in order to vote at the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy.

Q. Can I change my mind after I vote?

A. You may change your vote at any time before the polls close at the meeting by (1) signing another proxy card with a later date and returning it to us prior to the meeting, (2) voting at the meeting if you are a registered stockholder or have obtained a legal proxy from your bank or broker or (3) sending a notice to our Corporate Secretary prior to the meeting stating that you are revoking your proxy.

Q. What if I return my proxy card but do not provide voting instructions?

A. Proxies that are signed and returned but do not contain instructions will be voted (1) FOR the election of the twelve nominees for director, (2) FOR amendment of our certificate of incorporation and (3) in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q. Will my shares be voted if I do not provide my proxy instruction form?

A. If you are a registered stockholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokers have the authority under New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters. The election of directors and the amendment of our certificate of incorporation are considered routine matters for which brokers may vote without specific instructions.

Q. May stockholders ask questions at the meeting?

A. Yes. Our representatives will answer stockholders' questions of general interest at the end of the meeting. In order to give a greater number of stockholders an opportunity to ask questions, individuals or groups may be allowed to ask only one question and repetitive or follow-up questions may not be permitted.

Q. How many votes must be present to hold the meeting?

A. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy. In order for us to conduct our meeting, a majority of our outstanding shares of common stock as of March 12, 2007 must be present in person or by proxy at the meeting (47,437,016 shares). This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q. How many votes are needed to approve UnitedAuto's proposals?

A. Regarding proposal 1, the twelve nominees receiving the highest number of "For" votes will be elected as directors. This number is called a plurality. Shares not voted, whether by marking "Abstain" on the proxy card or otherwise, will have no impact on the election of directors. Regarding proposal 2, the affirmative vote of holders of a majority of the outstanding shares of common stock (47,437,016 shares) will be required for approval of the amendment to our certificate of incorporation and abstentions and broker non-votes will have the effect of voting against the proposal.

PROPOSAL 1 – ELECTION OF DIRECTORS

Proposal 1 to be voted on at the annual meeting is the election of the following twelve director nominees, each of whom is recommended by our Nominating and Corporate Governance Committee and Board of Directors. If elected, each of these nominees will serve a one-year term and will be subject to re-election at next year's annual meeting. Pursuant to a stockholders agreement, certain of our stockholders affiliated with Roger S. Penske and Mitsui & Co., Ltd. have agreed to vote together to elect members of our Board of Directors. See "Related Party Transactions" for a description of this stockholders agreement.

Our Board of Directors Recommends a Vote "FOR" Each of The Following Nominees:

John D. Barr – CEO, Papa Murphy's International, Inc.

Mr. Barr, 59, has served as a director since December 2002. Mr. Barr has been the Chief Executive Officer of Papa Murphy's International, Inc., a take-and-bake pizza chain, since April 2005 and its Vice Chairman since July 2004. From 1999 until April 2004, Mr. Barr served as President and Chief Executive Officer of Automotive Performance Industries, a vehicle transportation service provider. Prior thereto, Mr. Barr was President and Chief Operating Officer, as well as a member of the Board of Directors, of the Quaker State Corporation from June 1995 to 1999. Prior to joining Quaker State, Mr. Barr spent 25 years with The Valvoline Company, a subsidiary of Ashland, Inc., where he was President and Chief Executive Officer from 1987 to 1995. Mr. Barr is a director of Clean Harbors, Inc., James Hardie Industries, NV and UST, Inc.

Michael R. Eisenson – Managing Director and CEO of Charlesbank Capital Partners, L.L.C

Mr. Eisenson, 51, has served as a director since December 1993. He is a Managing Director and CEO of Charlesbank Capital Partners LLC, a private investment firm and the successor to Harvard Private Capital Group, Inc., which he joined in 1986. Mr. Eisenson is also a director of Animal Health International, Inc., Caliper Life Sciences, Inc., Catlin Group Limited and Playtex Products, Inc., as well as a number of private companies.

Hiroshi Ishikawa – Executive Vice President – International Business Development of UnitedAuto

Mr. Ishikawa, 44, has served as a director since May 2004 and our Executive Vice President – International Business Development since June 2004. Previously, Mr. Ishikawa served as the President of Mitsui Automotive North America, Inc. from June 2003 to May 2004. From October 2001 to May 2003, Mr. Ishikawa served as Vice President, Secretary & Treasurer for Mitsui Automotive North America, Inc. From March 1997 to October 2001, Mr. Ishikawa served as the Assistant General Manager, Machinery & Automotive Department, of Mitsui & Co. (U.S.A.), Inc. Detroit Office.

Robert H. Kurnick, Jr. – Vice Chairman of UnitedAuto

Mr. Kurnick, Jr., 45, has served as our Vice Chairman since March 8, 2006 and a director since May 3, 2006. From February 2000 until March 2006, Mr. Kurnick served as our Executive Vice President and General Counsel. Since January 2003, Mr. Kurnick has served as President of Penske Corporation. Employed by Penske Corporation since January 1995, Mr. Kurnick has served in various capacities, including Executive Vice President of Penske Corporation, from January 1995 to December 2002. Mr. Kurnick is also a director of Penske Corporation.

William J. Lovejoy – Manager of Lovejoy & Associates

Mr. Lovejoy, 66, has served as a director since March 2004. Since September 2003, Mr. Lovejoy has served as Manager of Lovejoy & Associates, an automotive consulting firm. From January 2000 until December 2002, Mr. Lovejoy served as Group Vice President, North American vehicle sales, service and marketing for General Motors Corporation. From 1994 until December 1999, Mr. Lovejoy served as Vice President of General Motors service and parts operation. From 1962 until 1992, Mr. Lovejoy served in various capacities for General Motors Acceptance Corporation ("GMAC") and ultimately President of GMAC in 1990.

Kimberly J. McWaters – CEO of Universal Technical Institute, Inc.

Ms. McWaters, 42, has served as a director since December 2004. Since October 2003, Ms. McWaters has served as CEO of Universal Technical Institute, Inc. ("UTI"), a nationwide provider of technical educational training for individuals seeking careers as professional automotive technicians. Since February 2000, Ms. McWaters has served as President of UTI. From 1984 until 2000, Ms. McWaters held several positions at UTI including vice president of marketing and vice president of sales and marketing.

Eustace W. Mita – Chairman of Achristavest Properties, LLC

Mr. Mita, 52, has served as a director since August 1999. Since October 2002, Mr. Mita has been chairman of Achristavest Properties, LLC, a developer of waterfront properties in New Jersey, Maryland, Massachusetts and Pennsylvania, and Chairman of Mita Management, L.L.P., a closely held company with interests in the automotive and real estate industries. From April 2000 until October 2001, Mr. Mita served as the Executive Vice President of The Reynolds & Reynolds Company. Prior thereto, Mr. Mita served as President and Chief Executive Officer of HAC Group, LLC, an automobile training and consulting company with operations in nineteen countries, which was acquired by The Reynolds and Reynolds Company in 2000. In 1984, Mr. Mita founded Mita Leasing, a unique concept in automotive retailing and leasing. Mr. Mita is also a founding director of First Republic Bank.

Lucio A. Noto – Retired Vice Chairman of ExxonMobil Corporation

Mr. Noto, 68, has served as a director since March 2001. Mr. Noto retired as Vice Chairman of ExxonMobil Corporation in January 2001, a position he had held since the merger of Exxon and Mobil companies in November 1999. Before the merger, Mr. Noto was Chairman and CEO of Mobil Corporation, where he had been employed since 1962. Mr. Noto is a managing partner of Midstream Partners LLC, an investment company specializing in energy and transportation projects. He is also a director of International Business Machines Corporation, the Altria Group, Inc., Shinsei Bank, Stem Cell Innovations, Inc. and the Commercial International Bank of Egypt. Mr. Noto is a member of the Temasek Technologies (Singapore) International Advisory Counsel.

Roger S. Penske – Chairman of the Board and CEO of UnitedAuto and Penske Corporation

Mr. Penske, 70, has served as our Chairman and CEO since May 1999. Mr. Penske has also been Chairman of the Board and CEO of Penske Corporation since 1969. Penske Corporation is a privately owned diversified transportation services company that holds, through its subsidiaries, interests in a number of businesses. Mr. Penske has also been Chairman of the Board of Penske Truck Leasing Corporation since 1982. Mr. Penske serves as a member of the Boards of Directors of General Electric Company and Universal Technical Institute. Mr. Penske also is Chairman of the Downtown Detroit Partnership, a director of Detroit Renaissance and a member of The Business Council.

Richard J. Peters – Managing Director of Transportation Resource Partners, LP

Mr. Peters, 59, has served as a director since May 1999. Since January 2003, Mr. Peters has been a Managing Director of Transportation Resource Partners ("TRP"). From January 2000 to December 2002, Mr. Peters was President of Penske Corporation. Since 1997, Mr. Peters has also served as President and CEO of R.J. Peters & Company, LLC, a private investment company. Mr. Peters has also served as an officer and director of various subsidiaries of Penske Corporation since 1990. Mr. Peters has been a member of the Board of Directors of Penske Corporation since 1990 and serves as a member of the Board of Directors of various TRP portfolio companies, including Autocam Corporation.

Ronald G. Steinhart – Retired Chairman and CEO, Commercial Banking Group, Bank One Corporation

Mr. Steinhart, 66, has served as a director since March 2001. Mr. Steinhart served as Chairman and CEO, Commercial Banking Group, of Bank One Corporation from December 1996 until his retirement in January 2000. From January 1995 to December 1996, Mr. Steinhart was Chairman and CEO of Bank One, Texas, N.A. Mr. Steinhart joined Bank One in connection with its merger with Team Bank, which he founded in 1988. Mr. Steinhart also serves as a director of Animal Health International, Inc., Texas Industries Inc., Penson Worldwide, Inc., and as a Trustee of the MFS/Compass Group of mutual funds.

H. Brian Thompson – Chairman of Comsat International

Mr. Thompson, 67, has served as a Director since March 2002. Mr. Thompson is Executive Chairman of Global Telecom & Technology (GTT), a worldwide multi-network telecommunications operator. He is also Chairman of Comsat International, a telecommunications services provider, and heads his own private equity investment and advisory firm, Universal Telecommunications, Inc., in Vienna, Virginia. Mr. Thompson served as Chairman and CEO of Global TeleSystems Group, Inc. from March 1999 through September 2000 and from 1991 to 1998, he served as Chairman and CEO of LCI International. Subsequent to the June 1998 merger of LCI with Qwest Communications International Inc., Mr. Thompson became Vice Chairman of the Board for Qwest until his resignation in December 1998. In 1999, Mr. Thompson was Chairman of the Irish telephone company, Telecom Eirann, and Executive Vice President of MCI Communications Corporation from 1981 to 1990. Mr. Thompson currently serves as a member of the Board of Directors of Axcelis Technologies, Inc., Bell Canada International Inc., and Sonus Networks, Inc.

PROPOSAL 2 – AMENDMENT TO CERTIFICATE OF INCORPORATION TO CHANGE OUR NAME FROM "UNITED AUTO GROUP, INC." TO "PENSKE AUTOMOTIVE GROUP, INC."

Our Board of Directors has unanimously approved, subject to stockholder approval, an amendment to our certificate of incorporation to change our name from United Auto Group, Inc. to Penske Automotive Group, Inc.

The Board of Directors believes that the Penske name is favorably received in the business community in light of the performance and recognition of other Penske Corporation investments such as Penske Truck Leasing, a global transportation services provider and supply chain management company. We also believe the change will benefit our company because of the "Penske" name recognition and its association with general excellence, due in part to the successes of Penske Racing as well as the business success of Penske Corporation. For these same reasons, we currently utilize the "Penske" name at several of our franchises. If the name change is approved, we will execute a license agreement for the "Penske" name from Penske Corporation.

The voting and other rights of our common stock will not be affected by the change in corporate name. It also will not affect in any way the validity or transferability of currently outstanding stock certificates and stockholders are not required to surrender those certificates as a result of the name change. In connection with our name change, we expect to obtain a new New York Stock Exchange Trading Symbol. The text of the proposed amendment to our certificate of incorporation is attached as Annex A. We expect to officially change our corporate name by filing this amendment on July 1, 2007.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO CHANGE OUR NAME FROM "UNITED AUTO GROUP, INC." TO PENSKE AUTOMOTIVE GROUP, INC.

OUR CORPORATE GOVERNANCE

2006 DIRECTORS	BOD	Audit	Compensation & Management Development	Nominating & Corporate Governance	Executive
John D. Barr	X	X			
Michael R. Eisenson	X	X			X
Hiroshi Ishikawa	X				
Robert H. Kurnick, Jr.	X				
William J. Lovejoy	X		X		
Kimberly J. McWaters	X			X	
Eustace W. Mita	X		X	X	
Lucio A. Noto	X				X
Roger S. Penske	X				X
Richard J. Peters	X				X
Ronald G. Steinhart	X	X			
H. Brian Thompson	X		X	X	
No. of Meetings 2006	7	14	5	2	0

Our Board of Directors has four standing committees: the Audit Committee, the Compensation and Management Development Committee, the Nominating and Corporate Governance Committee and the Executive Committee. The Board of Directors approved a charter for each of the Audit, Compensation and Management Development, and Nominating and Corporate Governance committees, which charters are available on our website, www.unitedauto.com under the tab "Corporate Governance" or in print (see "Corporate Governance Guidelines" below). The principal responsibilities of each committee are described below. All of our directors attended over 83% of our board and committee meetings in 2006, other than Ms. McWaters who attended 67% of the relevant meetings. The average attendance of our Board members in 2006 was 93%. All of our directors are encouraged to attend the annual meeting and all did attend the annual meeting in 2006.

Audit Committee. The purpose of this committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (1) the integrity of our financial statements and financial reporting process and our systems of internal accounting and financial controls; (2) the performance of the internal audit function; (3) the annual independent audit of our financial statements, (4) the engagement of the independent registered public accounting firms and the evaluation of the independent registered public accounting firms' qualifications, independence and performance; and (5) the fulfillment of the other responsibilities set out in the Audit Committee charter. The Board of Directors has confirmed that all members of the Audit Committee are "independent" and "financially literate" under the New York Stock Exchange rules and applicable law, and each is an "audit committee financial expert," as that term is defined in Securities and Exchange Commission rules. Mr. Steinhart serves on the audit committee of three other entities. In 2007, the Board determined that Mr. Steinhart's simultaneous service on four audit committees would not impair his ability to effectively serve as a member of our audit committee.

Compensation and Management Development Committee. The purpose of this committee is to assist the Board of Directors in discharging its responsibility relating to compensation of our directors, executive officers and such other employees as this committee may determine, succession planning and related matters. Each committee member is independent under our guidelines for director independence.

Nominating and Corporate Governance Committee. The purpose of this committee is to identify individuals qualified to become members of the Board of Directors, to recommend Director nominees for each annual meeting of stockholders and nominees for election to fill any vacancies on the Board of Directors and to address related matters. This committee also develops and recommends to the Board of Directors corporate governance principles and is responsible for leading the annual review of our corporate governance policies and the Board of Directors' performance. Each of the Committee members is independent under our guidelines for director independence.

Executive Committee. Our Executive Committee's primary function is to assist our Board of Directors by acting upon matters when the Board of Directors is not in session. The Executive Committee has the full power and authority of the Board of Directors, except to the extent limited by law or our certificate of incorporation or bylaws.

Corporate Governance Guidelines. The Nominating and Corporate Governance Committee also makes recommendations concerning our corporate governance guidelines, which are posted on our website, www.unitedauto.com, under the tab "Corporate Governance." These guidelines, and the other documents referenced in this section, are also available in print without charge to any stockholder who requests them by calling our investor relations department at 248-648-2500.

Lead Director. One of our governance principles is that we have an independent "Lead Director," who is responsible for coordinating the activities of the other outside Directors, including the establishment of the agenda for executive sessions of the outside Directors, and who shall preside at their meetings. These sessions generally occur as part of each Board meeting and include, at least annually, a session comprised of only our independent directors. Our Lead Director is currently H. Brian Thompson. He may be contacted by leaving a message at the following telephone number: 800-469-1634. All messages will be reviewed by our

Corporate Secretary's office and all (other than frivolous messages) will be forwarded to the Lead Director. Any written communications to the Board of Directors may be sent care of the Corporate Secretary to our principal executive office. These communications (other than frivolous messages) also will be forwarded to the Lead Director.

Code of Conduct. We have also adopted a Code of Business Conduct and Ethics, applicable to all of our employees and directors, which is posted on our website at www.unitedauto.com under the tab "Corporate Governance" and is available in print (see "Corporate Governance Guidelines" above). We plan to disclose waivers, if any, for our executive officers or directors from the code on our website, www.unitedauto.com.

Director Independence. A majority of our Board of Directors is independent and each of the members of our audit, compensation and nominating committees is independent. The Board of Directors has determined that Ms. McWaters and Messrs. Barr, Eisenson, Lovejoy, Mita, Steinhart and Thompson are each independent in accordance with the listing requirements of the New York Stock Exchange, as well as with the more stringent requirements of our guidelines for independent directors found in our corporate governance guidelines which are available on our website www.unitedauto.com and are set forth below. As required by New York Stock Exchange rules, our Board of Directors made an affirmative determination as to each independent director that no material relationship exists which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board of Directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

For a director to be considered independent under our corporate governance guidelines, the Board of Directors must determine that the director does not have any direct or indirect material relationship with us (including any parent or subsidiary in a consolidated group with us). In addition to applying these guidelines, the Board of Directors considers relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. With respect to our independent directors, the Board considered the transactions, relationships and arrangements described under "Related Party Transactions" in its independence determination.

Under our guidelines, a director will not be independent if:

1. the director is employed by us, or an immediate family member is one of our executive officers;

2. the director receives any direct compensation from us, other than director and committee fees and forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

3. the director is affiliated with or employed by our independent registered public accounting firms (or internal auditors), or an immediate family member is affiliated with or employed in a professional capacity by our independent registered public accounting firms (or internal auditors); or

4. an executive officer of ours serves on the compensation committee of the board of directors of a company that employs the director or an immediate family member as an executive officer.

A director also will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with us and the sales by that company to us or purchases by that company from us, in any single fiscal year during the evaluation period, are more than the greater of one percent of the annual revenues of that company or $1 million. Furthermore, a director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or an immediate family member is an executive officer, of another company that is indebted to us, or to which we are indebted, and the total amount of either company's indebtedness to the other at the end of the last completed fiscal year is more than one percent of the other company's total consolidated assets. Finally, a director will not be independent if, at the time of the independence determination, the director serves as an officer, director or trustee of a charitable organization, and our charitable contributions to the organization are more than one percent of that organization's total annual charitable receipts during its last completed fiscal year.

Under the New York Stock Exchange rules, if a company is "controlled," it need not have a majority of independent directors or solely independent compensation or nominating committees. We are a "controlled company" because more than 50% of the voting power for the election of directors is collectively held by Penske Corporation, Mitsui & Co. and their affiliates. These entities are considered a group due to the provisions of the stockholders agreement between these parties described under "Related Party Transactions." Even though we are a "controlled company," we are fully compliant with the New York Stock Exchange rules for non-controlled companies. A majority of our Board of Directors is independent and each of our nominating, audit and compensation committees is comprised solely of independent directors.

Director Nominees. The Nominating and Corporate Governance Committee believes that director candidates should have certain minimum qualifications, including having personal integrity, loyalty to UnitedAuto and concern for its success and welfare, willingness to apply sound and independent business judgment and time available for UnitedAuto matters. Experience in at least one of the following is also desired: high level of leadership experience in business or administration, breadth of knowledge concerning issues affecting UnitedAuto, willingness to contribute special competence to board activities, accomplishments within the director's respective field, and experience reading and understanding financial statements. The Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time.

The Nominating and Corporate Governance Committee's process for identifying and evaluating nominees is as follows: in the case of incumbent directors whose terms of office are set to expire, the Committee reviews such directors' overall service to UnitedAuto during their term. In the case of new director candidates, the Committee uses its network of contacts to compile potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Committee considers whether the nominee would be independent and meets with each candidate individually to discuss and consider his or her qualifications and, if approved, recommends the candidate to the Board.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Stockholder proposals for nominees should be addressed to Corporate Secretary, United Auto Group, 2555 Telegraph Road, Bloomfield Hills, MI 48302 and must comply with the procedures outlined immediately below. The committee's evaluation of stockholder-proposed candidates will be the same as for any other candidates.

Stockholders who wish to recommend individuals for consideration by the committee to become nominees for election to the Board may do so by submitting a written recommendation to the Corporate Secretary. Submissions must include sufficient biographical information concerning the recommended individual, including age, employment history with employer names and a description of the employer's business, whether such individual can read and understand basic financial statements and a list of board memberships and other affiliations of the nominee. The submission must be accompanied by a written consent of the individual to stand for election and serve if elected by the stockholders, a statement of any relationships between the person recommended and the person submitting the recommendation, a statement of any relationships between the candidate and any automotive retailer, manufacturer or supplier and proof of ownership by the person submitting the recommendation of 500 shares of our common stock for one year. Recommendations received by November 29, 2007, will be considered for nomination at the 2008 annual meeting of stockholders. Recommendations received after November 29, 2007 will be considered for nomination at the 2009 annual meeting of stockholders.

Compensation Committee Interlocks and Insider Participation. During 2006, the Compensation and Management Development Committee was comprised of H. Brian Thompson (Chairman), Eustace Mita and William Lovejoy. As more fully discussed under "Related Party Transactions," Mr. Mita is an investor in Transportation Resource Partners, which is affiliated with Penske Corporation. In addition, Mr. Mita's son is employed by us as a general manager for which he was compensated $311,400 in 2006, which compensation is commensurate with his peers.

EXECUTIVE OFFICERS

Our executive officers are elected by the Board of Directors and hold office until their successors have been duly elected and qualified or until their earlier resignation or removal from office. Brief biographies of Messrs. Kurnick and Penske are set forth above. Brief biographies of our other executive officers are provided below.

Roger Penske, Jr., 47, has served as our President since January 3, 2007. From July 2003 to January 2007, he served as our Executive Vice President – East Operations and from January 2001 to July 2003 he served as our President – Mid-Atlantic Region. Mr. Penske, Jr. serves as a member of the Board of Directors of Penske Corporation and is the son of our Chairman and Chief Executive Officer.

Robert T. O'Shaughnessy, 41, has served as our Executive Vice President and Chief Financial Officer since January 3, 2007. From July 2005 until January 2007, he served as Senior Vice President – Finance. From August 1999 until July 2005, he served as our Vice President and Controller. Prior to joining us in May 1997 as Assistant Controller, Mr. O'Shaughnessy was a senior manager for Ernst & Young LLP, an accounting and financial advisory services firm, which he joined in 1987.

Paul F. Walters, 63, has served as our Executive Vice President – Human Resources since August 1999. Since July 1997, Mr. Walters has also served as Executive Vice President – Administration of Penske Corporation. Mr. Walters served as Senior Vice President of Detroit Diesel Corporation from August 1997 to December 2000.

COMPENSATION COMMITTEE REPORT

The Compensation and Management Development Committee of the Board of Directors, which we will refer to as the "compensation committee" or "committee", has reviewed and discussed the Compensation Discussion and Analysis set forth below with management. Based on this review and these discussions with management, the committee has recommended to our Board of Directors that the Compensation Disclosure and Analysis be included in this proxy statement.

The Compensation & Management Development Committee of the Board of Directors

H. Brian Thompson (Chairman)
William J. Lovejoy
Eustace W. Mita

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

I. General Information

Our Compensation Committee. Our compensation committee is comprised of three independent directors, as determined by our Board of Directors pursuant to the listing requirements of the New York Stock Exchange, as well as the more stringent requirements of our corporate governance guidelines. See "Our Corporate Governance – Director Independence" for a discussion of these independence requirements. Our committee's primary responsibilities are to:

- Determine all elements of our executive officer compensation;
- Review and recommend compensation for other members of senior management;
- Review and recommend our compensation and benefit policies for our employees generally;
- Administer our equity incentive plans;
- Make recommendations to the Board of Directors with respect to director compensation; and
- Review our management progression and succession plans.

These responsibilities are set out in the committee's charter which you can find at our website www.unitedauto.com. This charter is reviewed annually by our corporate governance committee and Board of Directors. The compensation committee retains the authority to delegate its duties to a subcommittee, though it did not do so in 2006. Proposed committee meeting agendas are prepared by management and sent to the committee prior to every meeting along with material for committee review. The final agenda for each meeting is determined by the committee chairman. The committee met five times during 2006, and each meeting is typically concluded with an executive session including only the committee members.

Outside Advisors and Consultants. Our compensation committee has the authority to hire outside consultants and advisors at their discretion, and it has full access to any of our employees. While it may do so in the future, neither the committee nor company management has retained any outside consultants to assist them in fulfilling their duties in the past several years.

Role of Executive Officers. The committee relies on our senior management to assist in fulfilling many of its duties, in particular our Executive Vice President – Human Resources and Chief Executive Officer, each of whom attend part of most committee meetings. These executives make recommendations concerning our compensation policies generally, certain specific elements of compensation for senior management (such as restricted stock awards and bonuses) as well as report to the committee as to company personnel and developments. Our Chief Executive Officer also makes specific compensation recommendations concerning our other executive officers and other employees. Our Chief Executive Officer does not participate in determining his own compensation.

II. Compensation Philosophy

Our compensation program is designed to motivate and reward our executive officers and other key employees, to enhance long-term stockholder value and to attract and retain the highest quality executive and key employee talent available. We believe our executive compensation should be aligned with increasing the value of our common stock and promoting our key strategies, values and long term financial and operational objectives.

Our compensation program detailed below has evolved over time. At several times during each year, the program is reviewed in whole or in part with respect to various factors, including: competitive benchmarking; the tax treatment and the accounting treatment of certain elements of employee compensation; and recent trends regarding executive compensation. We evaluate the effectiveness of our program generally based on our ability to motivate our executives to deliver superior company wide performance and to retain them on a cost-effective basis.

The majority of our executive and employee compensation is payable in cash in the short-term, and is comprised principally of salary and cash bonuses, which we believe is typical within our industry. We use cash compensation as the majority of our compensation because we believe it provides the most flexibility for our employees. However, we also provide long-term compensation in the form of restricted stock awards for certain employees. Our restricted stock program awards typically vest over four years, with 70% of any award vesting in the third and fourth years. We believe this long term compensation helps us to align management's goals with those of our other stockholders and provides a long-term retention inducement for our key employees, as discussed below under the heading "Restricted Stock".

We do not have any required stock ownership guidelines for our employees. We monitor the stock ownership of our key executives and believe the weighted vesting of our restricted stock awards will contribute to our executive officers holding a significant equity position in our company.

Determination of Amounts. The committee reviews and determines all aspects of compensation for our executive officers. In making decisions regarding non-CEO compensation, the committee receives input from our Chief Executive Officer. The committee reviews annual salary increases or decreases with a view to maintaining external compensation competitiveness. External competitiveness is benchmarked against each of the other publicly traded automotive retailers. We are the second largest publicly traded automotive retailer and the only one with international operations. While we benchmark our compensation, we do not target a specific quartile of pay for our executive officers as compared to our peers as we believe each of our executive officer's circumstances and challenges is unique to the individual and we base our compensation accordingly.

Management Incentive Plan. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million per year ceiling on tax-deductible remuneration paid to any one of the named executive officers of a public company, unless the remuneration is treated as performance-based or is otherwise exempt from the provisions of Section 162(m). We have designed our Management Incentive Plan, which was approved by our shareholders in 2004, to provide for the payment of performance-based compensation that is qualified within the meaning of Section 162(m) of the Internal Revenue Code.

We expect to continue to issue awards under the Management Incentive Plan for our Chief Executive Officer, as well as any other officers for whom we believe this plan would provide a key motivation to advance specific annual objectives of the Company. For any awards, the compensation committee reserves negative discretion to reduce (but not increase) the payout under the award. While the committee intends to maximize the tax-efficiency of its compensation programs generally, it retains flexibility in the manner in which it awards compensation to act in our best interests, including awarding compensation that may not be tax deductible.

III. Our Compensation Program

Our compensation program primarily consists of four elements:

- base salary;
- annual cash bonus payment;

- annual restricted stock award; and
- employee health care and other benefits, such as the use of a company vehicle.

Base Salary. We pay base salary to set a baseline level of compensation for all senior management. The salary levels for our executive officers are determined by scope of job responsibility, experience, individual performance, historical salary levels and benchmarking information discussed earlier under "Determination of Amounts." The committee approves salary levels for executive officers and certain key employees in order to maintain external compensation competitiveness using the benchmarks noted above, and to reflect the contributions by those employees in the prior year. The committee also considers our achievement of corporate objectives and general economic factors.

Annual Bonus Payments. Each member of our senior management is also eligible to receive an annual discretionary bonus payment, although our Chief Executive Officer instead has historically received the amounts resulting from his performance based awards described below under "Chief Executive Officer Compensation." We pay annual bonuses to provide an incentive for future performance and as a reward for performance during the prior year. Bonus payments are determined in varying degrees based on three criteria:

- Evaluation of an individual's performance in the prior year;
- Evaluation of the annual performance of an individual's business unit; and
- Our previous year's company-wide performance and the attainment of corporate objectives.

Since the annual bonus is based in part on our company-wide performance, we believe the annual bonus also focuses employees on our corporate goals designed to increase stockholder value.

Restricted Stock. The committee believes that the interests of senior management should be closely aligned with those of our stockholders. Therefore, each member of senior management is eligible to receive an incentive equity award because we believe equity grants effectively align management's goals with those of our other stockholders.

In 2006, we adopted a written equity award approval policy. Under this policy, all equity awards must be approved by the Board of Directors or compensation committee, which approval, absent extenuating circumstances, shall occur at a meeting as opposed to by written consent. The award grant date and price (if applicable) shall be the closing price of our common stock on the meeting date and the terms of every award are to be reflected in the minutes of the meeting. We typically grant restricted stock awards annually at the first compensation committee meeting of the calendar year. Committee meetings are generally scheduled at least a year in advance and scheduling decisions are made without regard to anticipated earnings or other major Company announcements. We endeavor to vest all shares on the same date for administrative ease and endeavor to vest shares outside of a restricted period under our insider trading policy in order to facilitate sales of shares by recipients to pay for applicable taxes.

In 2006, we issued incentive compensation to our senior management team in the form of restricted stock under our 2002 Equity Compensation Plan. Our restricted stock grants for management typically vest over four years at a rate of 15%, 15%, 20% and 50% per annum, respectively. These shares are subject to forfeiture in the event the executive departs from the Company. We believe vesting the majority of the awards in the third and fourth years provides a longer-term incentive and more closely aligns the incentives for management with the interests of our long-term stockholders. We employ this form of compensation in part because many of our initiatives may take several years to show benefits, such as building best-in-class facilities. These initiatives may be costly in the short-term, but we believe they will provide benefits for years to come. We also believe that weighted vesting of these awards provides an additional incentive to retain our valuable employees due to the value that may be created over time. Our restricted stock awards are designed to mirror our other outstanding stock and thus enable the recipients to vote with our other shareholders and receive dividends.

Our restricted stock grants are generally discretionary (other than those awarded to our Chief Executive Officer or others under our Management Incentive Plan discussed above), based upon a guideline range that takes into account the responsibilities of executive officers and key employees whose contributions and skills are important to our long-term success. In 2006, the committee granted approximately 241,000 shares of restricted stock to employees (representing about 0.25% of our current outstanding equity), some of which have reverted back to us as employees have departed from our company. From time-to-time, the committee also approves special equity awards based on an employee's outstanding contributions, commencement of employment or other factors.

Other Compensation. We provide our employees with selected benefits or perquisites in order to attract and retain highly skilled employees. All of our employees are entitled to a number of benefits such as company contributions toward health and welfare benefits, company matching under our 401(k) plan, and life insurance. We believe these benefits manifest our concern for our employees and provide an inducement and retention advantage. With respect to health and welfare benefits, the committee believes that our employees should receive a meaningful benefit package commensurate with those of other automotive retailers, recognizing the increasing cost of those benefits in recent years.

As we are an automotive retailer, our senior management is typically provided the use of a company vehicle, company-sponsored automobile insurance, and a tax gross-up relating to these amounts. We typically contribute a monthly allowance toward a lease payment for a company vehicle selected by the employee. The vehicle must be leased from one of our dealerships and the allowance is based on an employee's position within our company. In some circumstances, we purchase a vehicle outright if we believe this will be more cost effective over the life of the vehicle's use. We have valued the use of company vehicles in the following disclosure tables based on the value of our lease payments or, in situations where we have purchased a vehicle, on IRS guidelines. We also pay for maintenance and repairs on the vehicles, which costs are included in those tables. Similar to any company providing its products to employees, we provide these vehicles as an inducement and retention benefit. Moreover, because of our unique position as an automotive retailer, we generally can provide these vehicles to employees at a lower cost than could be obtained by the employee.

From time to time, we may adopt other benefits for our senior management, such as payment for a country club membership or tax gross-ups for certain items. We review these benefits on a case-by-case basis and believe, if limited in scope, such benefits can provide an incentive to long term performance and help retain our valuable employees. The value of these other types of perquisites are quantified based on our cost.

Other Forms of Compensation. The committee has also reviewed various other forms of executive compensation for our management, such as stock options and supplemental retirement plans. Prior to 2003, the principal form of equity compensation we employed was the granting of stock options. Currently, the committee is of the view that salary, bonus and restricted stock awards should provide the principal components of management compensation and that these forms of compensation best align management's goals with those of our stockholders. Therefore, after review, the committee has determined not to issue or grant stock options, allow for deferred compensation in the form of a deferral of salary or bonus, or any retirement benefit (other than under our 401(k) plan that is available to all qualified employees). The committee considers the advisability of these additional types of compensation periodically and retains the flexibility to implement other forms of compensation in the future.

No Employment Agreements, Change of Control and Severance Compensation. None of our current executive officers have been provided an employment agreement, nor are they entitled to any severance compensation or compensation upon a change of control. We believe our mix of short-term and long-term compensation provides a retention incentive that makes an employment contract unnecessary, while providing us maximum flexibility with respect to managing our executive officers. Our lack of pre-arranged severance compensation is consistent with our performance based compensation philosophy, and provides us the flexibility to enter into a post-employment arrangement with an employee based on the circumstances existing upon departure. This also provides a retention benefit by subjecting to forfeiture our historical equity grants. Historically, we have entered into consulting agreements with our departing senior management as we believe it may be important to have continuing access to these employee's institutional knowledge base and guidance. In these events, we insist on obtaining a non-compete agreement with these individuals.

In January 2007, our former Executive Vice President – Finance, James R. Davidson, retired from this position. We agreed that Mr. Davidson will remain a part-time employee of ours taking on the responsibility of assisting with certain of our finance operations. We believe this arrangement will provide us with continuing access to Mr. Davidson's guidance at a significantly reduced cost. With respect to our former president and chief operating officer who retired in March 2006, we began a multi-year consulting arrangement that was agreed contractually at the time of his initial employment. See the discussion under "Potential Termination Payments" for details of this agreement. Both of these former executive officers are limited by typical non-compete and confidentiality restrictions.

With respect to a change in control, none of our current executive officers have been guaranteed any change of control payments. However, our outstanding equity awards provide that, in the event of a change of control, the compensation committee has the discretion to accelerate, vest or rollover any outstanding equity awards.

IV. 2006 Compensation

2006 compensation is noted in the tables following this section. In reviewing individual compensation, the committee employs a form of "tally sheet" designed to capture all elements of compensation.

Chief Executive Officer Compensation. In determining the compensation of Mr. Penske, the committee considered the company performance noted below, and also reviewed the CEO compensation and the financial performance of our peer companies. The committee also considered Mr. Penske's previous year's compensation. Based on their review, the committee proposed an increase in Mr. Penske's base salary in 2006. However, for the second consecutive year, Mr. Penske declined the salary increase in order to align a greater percentage of his compensation with company performance and the value of our common stock. Therefore, the committee maintained Mr. Penske's base salary at $750,000 in 2006. In March 2007, the Committee again proposed an increase in Mr. Penske's salary which he declined for the same reasons.

In March 2007, the Committee awarded Mr. Penske 78,886 shares of restricted stock valued at $1.7 million based on the closing price on the New York Stock Exchange on the date of approval ($21.55). These shares vest over a four year period at a rate of 15%, 15%, 20% and 50% with the final vesting in June 2011, subject to forfeiture in the event Mr. Penske departs from the Company. These shares resulted from a performance based award which had been granted to Mr. Penske in March of 2006 under our management incentive plan discussed above. The maximum potential amount Mr. Penske could have earned pursuant to this award was $2.5 million, though the committee reserved discretion to reduce (but not increase) the payout under these awards. The amount earned was payable in either cash or stock at the committee's discretion. Mr. Penske achieved 68% of the performance metrics noted below, which entitled Mr. Penske to the $1.7 million. The specific 2006 performance objectives and related performance were as follows:

Objective	Result	% of award	Achievement
• return on equity of 11%	10.8%	8%	0%
• same store retail sales revenue increase of 3%	4.3%	8%	8%
• acquisition of annualized revenue of $300 million	$1.7 billion	8%	8%
• employee turnover below 34%	31.2%	8%	8%
• same store service and parts gross increase of 10% or more	6.9%	8%	0%
• customer satisfaction scores exceed manufacturer objectives at 80% of our franchises	Exceeds	8%	8%
• gross margin greater than 15.5%	15.2%	8%	0%
• debt to capitalization below 45%	48%	8%	0%(1)
• no material weaknesses in our internal controls	None	8%	8%
• new car inventory less than 60 days supply	52 days	8%	8%
and used car inventory less than 45 days supply	40 days		
• earnings per share from continuing operations at least $1.35 per share	$1.39	10%	10%
• common stock price appreciation of 10%	23%	10%	10%
Total:		100%	68%

(1) In December 2006, we issued $375 million of 7.75% senior subordinated notes. For strategic reasons, we used a portion of the proceeds to temporarily repay amounts outstanding under our floor plan borrowings until redemption of our outstanding 9.625% notes in March 2007. Had we instead redeemed the 9.625% notes in December 2006, our debt to capitalization would have been 40%, which would have satisfied this percentage of the award.

In March 2007, the Committee established a similar award for Mr. Penske with respect to 2007 with a maximum potential payout of $3.0 million. The performance objectives for 2007 are as follows:

Objective	% of award
• return on equity of 11%	8%
• same store retail revenue increase of 3%	8%
• acquisition of annualized revenue of $250 million	8%
• employee turnover below 31%	8%
• same store service and parts revenue increase of 8% or more	8%
• customer satisfaction scores exceed manufacturer objectives at 80% of our franchises	8%
• gross margin greater than 15.25%	8%
• debt to capitalization below 41%	8%
• no material weaknesses in our internal controls	8%
• new car inventory less than 60 days supply and used car inventory less than 45 days supply	8%
• earnings per share from continuing operations at least $1.40 per share	10%
• common stock price appreciation of 10%	10%
Total:	100%

In summary, Mr. Penske earned $750,000 in salary and $1.7 million in the form of a restricted stock award for a total of $2.45 million for his performance in 2006. This figure differs from the amount disclosed in the summary compensation table because, for reporting purposes, the table includes only $393,878 relating to equity awards, which is the amount we expensed in 2006 relating to Mr. Penske's equity awards. For internal benchmarking purposes, we will look to the $2.45 million figure as a more accurate measure of Mr. Penske's total annual compensation.

Other Executive Officer Compensation. Each of our other executive officers received the stock awards and bonuses set forth in the tables below. In March 2007, the compensation of Mr. O'Shaughnessy was increased to $565,000 retroactive to January 1, 2007, and he was awarded 10,000 shares of restricted stock vesting over four years at a rate of 15%,15%, 20% and 50%. Messrs. Kurnick and Walters also received 10,000 and 6,000 restricted shares, respectively, with the same vesting schedule. These amounts were determined based on the principles set forth above. Mr. Kurnick, our Vice Chairman, is also the President of Penske Corporation and Mr. Walters, our Executive Vice President of Human Resources, also serves in a similar capacity for Penske Corporation. As a result, Messrs. Kurnick and Walters also receive a substantial amount of total compensation from Penske Corporation, our controlling shareholder. While these individuals devote a substantial amount of time and effort to our company, their total compensation paid by us does reflect that they devote efforts to Penske Corporation. Messrs. Kurnick and Walters did not receive a cash bonus related to 2006 for this reason.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table contains information concerning 2006 annual and long-term compensation for our Chief Executive Officer, Executive Vice President – Finance in 2006, each of our three other most highly compensated executive officers during 2006, and our former President and Chief Operating Officer, collectively referred to as the "named executive officers."

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Roger S. Penske Chief Executive Officer	2006	$750,000	–	$393,878	–	$1,143,878(2)
Robert T. O'Shaughnessy Chief Financial Officer	2006	$515,000	$200,000	$130,851	$141,046(3)	$ 986,897
Robert H. Kurnick, Jr. Vice Chairman	2006	$350,000	–	$103,655	$ 14,346(4)	$ 468,001
Paul F. Walters Executive Vice President – Human Resources	2006	$300,000	–	$ 71,704	–	$ 371,704
Samuel X. DiFeo Former President and Chief Operating Officer	2006	$400,000	–	$ 62,648	$ 23,969(5)	$ 486,617
James R. Davidson Former Executive Vice President – Finance	2006	$480,000	$320,000	$ 71,704	$ 27,518(6)	$ 899,222

(1) These amounts reflect the amount of compensation expense we incurred in 2006 pursuant to restricted stock awards granted under our 2002 Equity Compensation Plan (or its substantially similar predecessor). They were valued in accordance with FAS 123R as discussed in footnotes 1 and 12 to our consolidated financial statements filed in our annual report on Form 10-K on March 1, 2007.

(2) In March 2006, Mr. Penske received a combined equity incentive plan-based award and a non-equity incentive plan-based award in the form of an award payable upon achievement of 2006 performance targets. The maximum total award for this combined grant was $2.5 million and was payable in cash or

restricted stock at the Committee's discretion at the time of payment of the award. Of the $2.5 million potentially payable to Mr. Penske, the actual amount paid to Mr. Penske under this award was 78,886 shares of restricted stock vesting over four years at a rate of 15%, 15%, 20% and 50%, and which was valued at $1.7 million, or $21.55 per share (the New York Stock Exchange closing price on the grant date of the award (March 1, 2007)). See the narrative discussion following this table for further discussion of this award.

(3) $16,406 represents the use of company vehicles and related automobile insurance, $70,710 represents payments for a country club membership (though this membership is used for personal and business purposes), and $49,351 represents a tax allowance for several of the noted items. The remainder represents matching funds under our Company-wide 401(k) plan, Company sponsored life insurance, Company sponsored lunch program, and the personal use of two sporting event tickets. For a discussion of our methodology in valuing these items, see "Compensation Disclosure and Analysis – Other Compensation".

(4) $9,178 represents an allowance for a company vehicle and $5,168 represents a tax allowance for this item. For a discussion of our methodology in valuing this item, see "Compensation Disclosure and Analysis – Other Compensation".

(5) $14,700 represents the use of Company vehicles and related automobile insurance, $8,237 represents a tax allowance and the remainder represents Company sponsored life insurance. For a discussion of our methodology in valuing these items, see "Compensation Disclosure and Analysis – Other Compensation"

(6) $14,357 represents the use of Company vehicles and related automobile insurance, $10,378 represents a tax allowance and the remainder represents Company sponsored life insurance and Company sponsored lunch. For a discussion of our methodology in valuing these items, see "Compensation Disclosure and Analysis – Other Compensation."

Grants of Plan-Based Awards in 2006

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards		All other Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Maximum ($)	Threshold ($)	Maximum ($)	(#)	($)
Roger S. Penske Chief Executive Officer	3/7/2006					46,146(1)	1,000,000(1)
	3/7/2006	—	2,500,000(2)	—	2,500,000(2)		
Robert T. O'Shaughnessy Chief Financial Officer	3/7/2006					6,000	130,020
Robert H. Kurnick, Jr. Vice Chairman	3/7/2006					10,000	216,700
Paul F. Walters Executive Vice President – Human Resources	3/7/2006					6,000	130,020
Samuel X. DiFeo Former President and Chief Operating Officer	3/7/2006					2,000	43,340
James R. Davidson Former Executive Vice President – Finance	3/7/2006					6,000	130,020

(1) This represents the shares of restricted stock issued to Mr. Penske in March 2006 resulting from his attainment of goals outlined in his 2005 incentive award. Note that this table reflects two years of awards to Mr. Penske: the stock component of the 2005 award actually received in 2006 and the total potential award for 2006, paid in 2007.

(2) Because the form of compensation of this award was discretionary in either cash or stock, we have presented the award as a $2.5 million non-equity incentive plan award and as a $2.5 million equity

incentive plan award, even though the total maximum payable under the award is $2.5 million. See the following narrative discussion for an explanation of this award.

Narrative Discussion of Summary Compensation Table and Plan Based Awards

Mr. Penske's Performance Based Award. The amounts set forth in the two preceding tables reflect payments and awards to our named executive officers based on the principles and descriptions discussed under "Compensation Discussion and Analysis." Mr. Penske was our only named executive officer to receive a performance based award in 2006. The award was issued under our management incentive plan and was based on performance targets to be achieved in 2006. A maximum potential payout of $2.5 million was available under the award, payable in cash or stock at the election of the compensation committee at the time the committee determined satisfaction of the award. Because the form of compensation was discretionary in either cash or stock, we have presented the award as a $2.5 million non-equity incentive plan award and as a $2.5 million equity incentive plan award, even though the total maximum payable under the award is $2.5 million. The payment of the award in March 2007 was $1.7 million in the form of 78,886 shares of restricted common stock vesting over four years at a rate of 15%, 15%, 20% and 50% valued on the date of grant of the restricted stock award. The objective performance targets of Mr. Penske's award are described in the "Compensation Disclosure and Analysis."

Other Restricted Stock Awards. The other equity awards noted in the table were each issued to our named executive officers as part of our annual grant of restricted stock pursuant to the terms of the 2002 Equity Compensation Plan. These awards vest annually over four years at a rate of 15%, 15%, 20% and 50% and are issued based on principles described in the "Compensation Disclosure and Analysis – Restricted Stock."

Former Employees. Mr. Davidson served as our Executive Vice President – Finance through December 2006. Beginning in 2007, he retired from that office and now is employed on a part-time basis assisting with certain of our finance operations. Mr. DiFeo served as our president and chief operating officer until March 8, 2006, at which time he retired from those offices. We and Mr. DiFeo were party to an employment agreement discussed below under "Potential Termination Payments." We are not a party to employment contracts with any of our current executive officers.

Outstanding Equity Awards at 2006 Year-End

	Option Awards			Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1)
Roger S. Penske Chief Executive Officer	–	–	–	167,260(2)	$3,942,318
Robert T. O'Shaughnessy Chief Financial Officer	5,000	$10.48	2/22/12		
	–	–	–	29,350(3)	$ 691,780
Robert H. Kurnick, Jr. Vice Chairman	–	–	–	22,700(4)	$ 535,039
Paul F. Walters Executive Vice President – Human Resources	–	–	–	15,300(5)	$ 360,621
Samuel X. DiFeo Former President and Chief Operating Officer	–	–	–	12,850(6)	$ 302,875
James R. Davidson Former Executive Vice President – Finance	14,668	$10.48	2/22/12		
	–	–	–	15,300(7)	$ 360,321

(1) The market value is based upon the closing price of our common stock on December 29, 2006 ($23.57).

(2) These amounts include the restricted stock issued in 2007 to Mr. Penske as a result of his performance based equity award with respect to 2006. These restricted shares vest as follows:

June 1, 2007 – 15,521	June 1, 2008 – 33,720	June 1, 2011 – 39,443
June 1, 2009 – 39,725	June 1, 2010 – 38,851	

(3) The restricted shares vest as follows:

June 1, 2007 – 5,250	June 1, 2008 – 7,400
June 1, 2009 – 13,700	June 1, 2010 – 3,000

(4) The restricted shares vest as follows:

June 1, 2007 – 4,200	June 1, 2008 – 6,500
June 1, 2009 – 7,000	June 1, 2010 – 5,000

(5) The restricted shares vest as follows:

June 1, 2007 – 3,000	June 1, 2008 – 5,100
June 1, 2009 – 4,200	June 1, 2010 – 3,000

(6) The restricted shares vest as follows:

June 1, 2007 – 2,750	June 1, 2008 – 5,200
June 1, 2009 – 3,900	June 1, 2010 – 1,000

(7) The restricted shares vest as follows:

June 1, 2007 – 3,000	June 1, 2008 – 5,100
June 1, 2009 – 4,200	June 1, 2010 – 3,000

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1)
Roger S. Penske Chief Executive Officer	920,000	$14,883,850(2)	16,182	$347,930
Robert T. O'Shaughnessy Chief Financial Officer	–	–	6,200	$133,223
Robert H. Kurnick, Jr. Vice Chairman	–	–	6,400	$137,656
Paul F. Walters Executive Vice President – Human Resources	40,000	$ 560,803	5,800	$124,777
Samuel X. DiFeo Former President and Chief Operating Officer	360,000	$ 7,623,579	7,100	$152,752
James R. Davidson Former Executive Vice President – Finance	–	–	5,800	$124,777

(1) The value is based upon the closing price of our common stock on the vest date.

(2) 800,000 of these options were issued to Mr. Penske in 1999 upon his initial investment in the Company in lieu of any salary in 1999, 2000, and 2001 and any bonus for 1999 and 2000.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer our executives any pension plans or nonqualified deferred compensation plans.

Potential Termination Payments

Except for Mr. DiFeo, our former president and chief operating officer, none of our named executive officers is employed under an employment agreement and none have any contractual severance or termination payments.

Termination Payments for Mr. DiFeo. Mr. DiFeo served as our president and chief operating officer until March 8, 2006, at which time he retired from those offices. The following is a description of the relevant termination payments and arrangements provided to Mr. DiFeo, each as required under Mr. DiFeo's employment agreement as in effect at that time.

We have agreed to employ Mr. DiFeo as a consultant through December 31, 2010. During that time, Mr. DiFeo is expected to render services and assist in the management of our business approximately one work week per month. While a consultant, Mr. DiFeo is entitled to compensation of $400,000 per year, plus the use of an automobile, reimbursement of expenses incurred on behalf of us as a consultant, and health benefits comparable to those available to our management. The estimated annual expense of the consulting agreement for each of years 2006 through 2010 is $417,667, consisting of $400,000 in direct compensation, continuing health benefits under our health care plan, and $12,000 in automobile expenses. See "Compensation Disclosure and Analysis – Other Compensation" for a discussion of our valuation of those expenses. As part of this consulting agreement, we receive the benefit of a confidentiality and a "non-compete" arrangement where Mr. DiFeo is prohibited from seeking or obtaining employment in the automotive industry without our consent, which consent shall not be unreasonably withheld. The non-compete arrangements may be waived by us in our discretion.

Director Compensation

The Board of Directors believes that its members should receive a mix of cash and equity compensation, with the option to receive all compensation in the form of equity. The Board of Directors approves changes to director compensation only upon the recommendation of the compensation committee, which is composed solely of independent directors. Only directors who are not our paid employees, who we call "outside directors," are eligible for director compensation, unless otherwise noted.

Annual Fee and Restricted Stock Award. Each outside director receives an annual fee of $40,000, except for audit committee members, who receive $45,000. These fees are payable, at the option of each outside director, in cash or common stock valued on the date of receipt (generally in March of the year subsequent to service). Our outside directors also receive an annual grant of 2,000 shares of restricted stock which is typically awarded during the first quarter of the calendar year. These restricted shares vest ratably and annually over three years.

Option to Defer Receipt until Termination of Board Service. Under our Non-Employee Director Compensation Plan, the annual fee and restricted stock awards may be deferred in either the form of cash (for the annual fee) and/or deferred stock. Each deferred stock unit is equal in value to a share of common stock and ultimately paid in cash after a director retires. These stock units do not have voting rights, but do generate dividend equivalents in the form of additional stock units which are credited to the director's account on the date dividends are paid. All fees deferred in cash are held in our general funds and interest on such deferred fees is credited to the director's account at the then current U.S. 90-day Treasury bill rate on a quarterly basis.

Charitable Donation Matching Program. All directors are also eligible to participate in a charitable matching gift program. Under this program, we will match up to $25,000 per year in contributions by each director to institutions qualified as tax-exempt organizations under

501(c)(3) of the Internal Revenue Code and other institutions approved at the discretion of management. We may decline to match any contribution to an institution with goals that are incompatible with ours, or due to conflicts with our director independence policy. This program is not available for matching of political contributions. While the contributions are directed by our directors, we retain the tax deduction for these contributions.

Other Amounts. As part of our director continuing education program, each director is eligible to be reimbursed by us for the cost and expenses relating to one education seminar per year. These amounts are excluded from the table below. Each outside director also is entitled to the use of a vehicle, the cost of routine maintenance and repairs, and company-sponsored automobile insurance relating to that vehicle. All directors are also entitled to reimbursement for their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the Board of Directors or its committees. Because we expect attendance at all meetings, and a substantial portion of the Board of Directors' work is done outside of formal meetings, we do not pay meeting fees.

Director Compensation Table

Our directors who are also our employees (Messrs. Kurnick, Ishikawa, and Penske) receive no additional cash compensation for serving as directors, though they are eligible for the charitable matching program noted above.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation	Total
John D. Barr	$45,000	$ 26,133(3)	$13,587(3)	$ 84,720
Michael R. Eisenson	–(1)	$ 71,133(4)	$44,708(4)	$115,841
James A. Hislop, Former Director(5)	$ 9,972	$58,249(5)	$50,603(5)	$118,824
William J. Lovejoy	–(1)	$61,922(6)	$ 36,127(6)	$ 98,049
Kimberly J. McWaters	$40,000	$21,922(7)	$ 16,188(7)	$ 78,110
Eustace W. Mita	$40,000	$ 26,133(8)	$47,606(8)	$113,739
Lucio A. Noto	–(1)	$ 66,133(9)	$ 34,100(9)	$100,233
Richard J. Peters	$40,000	$21,922(10)	$34,918(10)	$ 96,840
Ronald G. Steinhart	$45,000	$ 26,133(11)	$40,974(11)	$ 112,107
H. Brian Thompson	$20,000(1)	$ 46,133(12)	$ 77,390(12)	$143,523

(1) We pay our directors in the year subsequent to service. Unless otherwise noted, this column reflects the fees earned in 2006, though these fees were paid in 2007. Messrs. Eisenson, Lovejoy and Noto elected to receive equity in lieu of a cash fee for 2006. Mr. Thompson elected to receive equity for 50% of his fee.

(2) These amounts reflect the amount of compensation expense we incurred in 2006 pursuant to equity awards granted from 2004 to 2006 under our 2002 Equity Compensation Plan (or its substantially similar predecessor). They were valued in accordance with FAS 123R.

(3) Mr. Barr had 1,998 shares of unvested restricted stock and 4,019.29 deferred stock units outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $11,087 for the use of a Company vehicle and related insurance and the remainder in matching of charitable donations. The grant date fair value of the 2,000 deferred stock units granted to Mr. Barr on March 8, 2006 was $43,270.

(4) Mr. Eisenson had 5,998 shares of unvested restricted stock outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $19,708 for the use of a Company vehicle and related insurance and $25,000 in matching of charitable donations. The grant date fair value of the 2,000 shares of restricted stock and the 2,080 shares of stock granted to Mr. Eisenson on March 8, 2006 was $88,271.

(5) Mr. Hislop resigned from the Board on May 2, 2006. "All Other Compensation" reflects $25,603 for the use of a Company vehicle, the cost of related insurance and $25,000 in matching of charitable donations. Upon his resignation, we vested Mr. Hislop's 3,332 shares of unvested restricted stock, we paid him a pro rata portion of his annual fee, and he was distributed $41,536.73 which represented the balance due to him for previously deferred director compensation. The grant date fair value of the 2,000 shares of restricted stock granted to Mr. Hislop on March 8, 2006 was $43,270.

(6) Mr. Lovejoy had 1,332 shares of unvested restricted stock and 10,534.59 deferred stock units outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $11,127 for the use of a Company vehicle and related insurance and $25,000 in matching of charitable donations. The grant date fair value of the 3,881 deferred stock units granted to Mr. Lovejoy on March 8, 2006 was $83,955.

(7) Ms. McWaters had 5,332 shares of unvested restricted stock outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects the use of a Company vehicle and related insurance. The grant date fair value of the 2,000 shares of restricted stock and 924 shares of stock granted to Ms. McWaters on March 8, 2006 was $63,261.

(8) Mr. Mita had 5,998 shares of unvested restricted stock outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects the of use of a Company vehicle and related insurance. The grant date fair value of the 2,000 shares of restricted stock granted to Mr. Mita on March 8, 2006 was $43,270.

(9) Mr. Noto had 1,998 shares of unvested restricted stock and 13,485.48 deferred stock units outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $9,100 for use of a Company vehicle and related insurance and $25,000 in matching of charitable donations. The grant date fair value of the 3,881 deferred stock units granted to Mr. Noto on March 8, 2006 was $83,955.

(10) Mr. Peters had 5,332 shares of unvested restricted stock outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $9,918 for use of a Company vehicle and related insurance and $25,000 in matching of charitable donations. The grant date fair value of the 2,000 shares of restricted stock granted to Mr. Peters on March 8, 2006 was $43,270.

(11) Mr. Steinhart had 5,998 shares of unvested restricted stock outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $15,974 for use of a Company vehicle and related insurance and $25,000 in matching of charitable donations. The grant date fair value of the 2,000 shares of restricted stock granted to Mr. Steinhart on March 8, 2006 was $43,270.

(12) Mr. Thompson had 5,998 shares of unvested restricted stock outstanding at December 31, 2006, including the award earned in 2006. "All Other Compensation" reflects $52,390 for use of a Company vehicle and related insurance and $25,000 in matching of charitable donations. The grant date fair value of the 2,000 shares of restricted stock and the 924 shares of stock granted to Mr. Thompson on March 8, 2006 was $63,261.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 12, 2007 by (1) each person known to us to own more than five percent of our common stock, (2) each of our directors, (3) our named executive officers and (4) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. The percentage of ownership is based on 94,874,030 shares of our common stock outstanding on March 12, 2007. Unless otherwise indicated in a footnote, each person identified in the table below has sole voting and dispositive power with respect to the common stock beneficially owned by that person and none of the shares are pledged as security.

Beneficial Owner	Shares Beneficially Owned(1)	
	Number	Percent
Penske Corporation(2) 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	36,963,360	39.0%
Mitsui(3) 2-1, Ohtemachi 1-chome, Chiyoda-ku Tokyo, Japan	15,559,217	16.4%
Barclays Global Investors, NA(4) 145 Fremont St. San Francisco, CA 91405	7,803,220	8.2%
Baron Capital Group, Inc.(5) 767 Fifth Avenue New York, NY 10153	5,113,400	5.4%
Dimension Fund Advisors LP(6) 1294 Ocean Avenue, 11th Floor Santa Monica, CA 90401	4,793,555	5.1%
John D. Barr(7)	9,000	*
Michael R. Eisenson	26,080	*
Hiroshi Ishikawa	8,500	*
Robert H. Kurnick, Jr.(8)	83,292	*
William J. Lovejoy(9)	12,000	*
Robert T. O'Shaughnessy(10)	54,395	*
Kimberly J. McWaters	6,924	*
Eustace W. Mita(11)	1,017,693	1.1%
Lucio A. Noto(12)	15,664	*
Roger S. Penske(13)	37,599,763	39.6%
Roger S. Penske, Jr.(14)	75,390	*
Richard J. Peters(15)	106,760	*
Ronald G. Steinhart	24,500	*
H. Brian Thompson	34,894	*
Paul F. Walters(16)	54,932	*
All directors and executive officers as a group (16 persons)	38,926,697	41.0%

---

* Less than 1%

(1) Pursuant to the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person.

(2) Penske Corporation is the beneficial owner of 36,112,044 shares of common stock, of which it has shared power to vote and dispose together with a wholly owned subsidiary. Penske Corporation also has shared voting power over 851,316 shares under voting agreements. Penske Corporation also has the right to vote the shares owned by the Mitsui entities (see note 3) under certain circumstances discussed under "Certain Relationships and Related Party Transactions." If these shares were deemed to be beneficially owned by Penske Corporation, its beneficial ownership would be 52,522,577 shares or 55.4%.

(3) Represents 3,111,444 shares held by Mitsui & Co., (U.S.A.), Inc. and 12,447,773 shares held by Mitsui & Co., Ltd.

(4) As reported on Schedule 13G as of December 31, 2006 and filed with the SEC January 23, 2007.

(5) As reported on Schedule 13G as of December 31, 2006 and filed with the SEC on February 14, 2007.

(6) As reported on Schedule 13G as of December 31, 2006 and filed with the SEC February 2, 2007.

(7) Mr. Barr also owns 4,025.85 deferred stock units which vest following his retirement from our Board of Directors.

(8) Mr. Kurnick has shared voting power with respect to 31,292 of these shares.

(9) Mr. Lovejoy also owns 10,556.7 deferred stock units which vest following his retirement from our Board of Directors.

(10) Includes 5,000 shares issuable upon the exercise of options.

(11) 620,000 of these shares are pledged under a line of credit.

(12) Mr. Noto also owns 13,517.17 deferred stock units which vest following his retirement from our Board of Directors.

(13) Includes the 36,963,360 shares deemed to be beneficially owned by Penske Corporation and 64,550 shares deemed to be beneficially owned by Penske Capital Partners, L.L.C., all of which shares Mr. Penske may be deemed to have shared voting and dispositive power. Mr. Penske is the managing member of Penske Capital Partners and the Chairman and Chief Executive Officer of Penske Corporation. 64,500 of the shares deemed owned by Penske Capital Partners are pledged as security to Penske Corporation. Mr. Penske disclaims beneficial ownership of the shares beneficially owned by Penske Capital and Penske Corporation, except to the extent of his pecuniary interest therein. Penske Corporation also has the right to vote the shares owned by the Mitsui entities (see note 3) under certain circumstances discussed under "Certain Relationships and Related Party Transactions." If these shares were deemed to be beneficially owned by Mr. Penske, his beneficial ownership would be 53,158,980 shares or 56.0%.

(14) Includes 10,000 shares issuable upon the exercise of options. Mr. Penske, Jr. has shared voting power with respect to 44,090 of these shares.

(15) Mr. Peters has shared voting power with respect to these shares.

(16) Mr. Walters has shared voting power with respect to 18,892 of these shares.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight of our accounting functions and internal controls. The Audit Committee acts under a written charter adopted and approved by the Board of Directors. The Audit Committee is comprised only of independent directors as set forth in the listing requirements of the New York Stock Exchange, the more stringent requirements of our corporate governance guidelines and the Securities and Exchange Commission's additional independence requirements. In addition, our Board of Directors has determined that each of our committee members is an "audit committee financial expert," as defined by Securities and Exchange Commission rules.

In accordance with the Audit Committee charter, the Audit Committee has the sole authority to retain and terminate our independent registered public accounting firms and is responsible for recommending to the Board of Directors that our financial statements be included in our annual report on Form 10-K.

The Audit Committee took a number of steps in making this recommendation for our 2006 annual report. First, the Audit Committee discussed with our independent registered public accounting firms those matters required to be discussed by Statement on Auditing Standards No. 61, including information regarding the scope and results of their audits. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. Second, the Audit Committee discussed with the independent registered public accounting firms their independence and received letters and written disclosures from the independent registered public accounting firms required by Independence Standards Board Standard No.1 (Independence Discussions with Audit Committees). These discussions and disclosures assisted the Audit Committee in evaluating such independence. Finally, the Audit Committee reviewed and discussed the annual audited and quarterly unaudited financial statements with our management and the independent registered public accounting firms in advance of the public release of operating results, and before the filing of our annual and quarterly reports with the Securities and Exchange Commission.

Based on the foregoing, as well as on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board of Directors that our financial statements be included in our 2006 annual report on Form 10-K as filed with the SEC on March 1, 2007.

The Audit Committee of the Board of Directors

Michael R. Eisenson (Chairman)
John D. Barr
Ronald G. Steinhart

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively referred to as "Deloitte") will audit our consolidated financial statements for 2007 and perform other services. In 2006, Deloitte did not audit certain of our subsidiaries which own certain of our international operations and their opinions, insofar as they relate to those operations, are based solely on the reports of the independent auditor of those operations, KPMG Audit PLC ("KPMG"). This arrangement will continue in 2007. We refer to Deloitte and KPMG collectively as our independent registered public accounting firms. We paid the independent registered public accounting firms the following fees for the enumerated services in 2005 and 2006, all of which services were approved by our Audit Committee.

Audit Fees. Audit Fees in the table below include the aggregate fees for professional services rendered by the independent registered public accounting firms in connection with the audits of our consolidated financial statements, including the audits of management's assessment of internal control over financial reporting, reviews of the consolidated condensed financial statements included in our quarterly reports on Form 10-Q, and other services normally provided in connection with statutory or regulatory engagements.

Audit Related Fees. Audit Related Fees in the table below include the aggregate fees for professional services rendered by the independent registered public accounting firms in connection with registration statements, acquisition due diligence, their assurance services related to benefit plans and accounting research and consultation.

Tax Fees. Tax Fees in the table below include aggregate fees for professional services rendered by the independent registered public accounting firms in connection with tax compliance, planning and advice.

All Other Fees. All Other Fees in the table below include aggregate fees for all other services rendered by the independent registered public accounting firms. These fees related primarily to appraisal review services and benefits advisory services.

	Deloitte		KPMG	
	2006	2005	2006	2005
Audit Fees	$ 1,147,000	$ 1,179,000	$ 705,000	$453,000
Audit Related Fees	$ 227,000	$ 291,000	$ 118,000	$ 28,000
Tax Fees				
Tax Compliance	$ –	$ 41,000	$ –	$ –
Other Tax Fees	$ 148,000	$ 159,000	–	–
	$ 148,000	$ 200,000	–	–
All Other Fees	$ 16,000	$ 12,000	$ 199,000	$ 75,000
Total Fees	$1,538,000	$1,682,000	$1,022,000	$556,000

The Audit Committee has considered the nature of the above-listed services provided by the independent registered public accounting firms and determined that they are compatible with their provision of independent audit services. The Audit Committee has discussed these services with the independent registered public accounting firms and management to determine that they are permitted under the Code of Professional Conduct of the American Institute of Certified Public Accountants and the auditor independence requirements of the Securities and Exchange Commission.

Pre-approval Policy. The Audit Committee has adopted a policy requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firms.

The primary purpose of this policy is to ensure that we engage our public accountants only to provide audit and non-audit services that are compatible with maintaining independence. The Audit Committee is required to pre-approve all services relating to work performed for us by our independent registered public accounting firms and related fees. The Audit Committee must also approve fees incurred for pre-approved services that are in excess of the approved amount prior to payment, except as provided below. Our independent registered public accounting firms are prohibited from performing any service prohibited by applicable law.

Pre-approval of audit and non-audit services may be given at any time up to a year before commencement of the specified service. Engagement of the independent registered public accounting firms and their fees for the annual audit must be approved by the entire Audit Committee. The Chairman of the Audit Committee may independently approve services if the estimated fee for the service is less than 10% of the total estimated audit fee, or if the excess fees for pre-approved services are less than 20% of the approved fees for that service; provided, however, that no such pre-approval may be granted with respect to any service prohibited by applicable law or that otherwise appears reasonably likely to compromise the independent registered public accounting firms' independence. Any pre-approval granted pursuant to this delegation of authority is reviewed with the Audit Committee at its next regularly scheduled meeting. Non-audit services for which the estimated fee is greater than 10% of the audit fee must be approved by the entire Audit Committee before commencement of the service.

It is anticipated that a representative of Deloitte will be present at the annual meeting with the opportunity to make a statement and to answer appropriate questions.

RELATED PARTY TRANSACTIONS

Our Board of Directors has adopted a written policy with respect to the approval of related party transactions. Under the policy, related party transactions over $5,000 are to be approved by a majority of either the members of our Audit Committee or our disinterested Board members. At each regularly scheduled meeting, our Audit Committee reviews any proposed new related party transactions for approval and reviews the status of previously approved transactions. The disinterested members of our Board of Directors typically review new material transactions for approval. Each of the transactions noted below was approved by our Board of Directors or Audit Committee pursuant to this policy.

Entities affiliated with Roger S. Penske, our Chairman of the Board and Chief Executive Officer, are parties to a stockholders agreement described below. Mr. Penske is also Chairman of the Board and Chief Executive Officer of Penske Corporation, and, through entities affiliated with Penske Corporation, our largest stockholder. The parties to the stockholders agreement are International Motor Cars Group, II, L.L.C. ("IMCGII"), Mitsui & Co., Ltd., Mitsui & Co, (USA), Inc. (collectively, "Mitsui"), Penske Corporation and Penske Automotive Holdings Corp. We refer to IMCGII, Penske Corporation and Penske Automotive Holdings Corp. as the Penske affiliated companies.

In connection with a sale of shares of our common stock to Mitsui in March 2004, Mitsui and the Penske affiliated companies agreed to certain "standstill" provisions. Until termination of the stockholders agreement discussed below, among other things and with some exceptions, the parties have agreed not to acquire or seek to acquire any of our capital stock or assets, enter into or propose business combinations involving us, participate in a proxy contest with respect to us or initiate or propose any stockholder proposals with respect to us. Notwithstanding the prior sentence, the purchase agreement permits (1) any transaction approved by either a majority of disinterested members of our Board of Directors or a majority of our disinterested stockholders, (2) in the case of Mitsui, the acquisition of securities if, after giving effect to such acquisition, its beneficial ownership in us is less than or equal to 49%, (3) in the case of the Penske affiliated companies, the acquisition of securities if, after giving effect to such acquisition, their aggregate beneficial ownership in us is less than or equal to 65%, and (4) the acquisition of securities resulting from equity grants by the Board of Directors to individuals for compensatory purposes.

We have also agreed to grant Mitsui the right to an observer to our Board of Directors as long as it owns at least 2.5% of our outstanding common stock, and the right to have an appointee designated as a senior vice president of UnitedAuto, as long as it owns at least 10% of our outstanding common stock. Mr. Hiroshi Ishikawa, one of our directors, has been appointed as our Executive Vice President – International Business Development. We also agreed not to take any action that would restrict the ability of a stockholder to propose, nominate or vote for any person as a director of us, subject to specified limitations.

Stockholders Agreement. Simultaneously with this purchase, Mitsui and the Penske affiliated companies entered into a stockholders agreement. Under this stockholders agreement, the Penske affiliated companies agreed to vote their shares for one director who is a representative of Mitsui. In turn, Mitsui agreed to vote its shares for up to fourteen directors voted for by the Penske affiliated companies. In addition, the Penske affiliated companies agreed that if they transfer any of our shares of common stock, Mitsui would be entitled to "tag along" by transferring a pro rata amount of its shares upon similar terms and conditions, subject to certain limitations. This agreement terminates on its tenth anniversary, upon the mutual consent of the parties or when either party no longer owns any of our common stock.

Registration Rights Agreements. We have granted the Penske affiliated companies registration rights. Pursuant to our agreements, the Penske affiliated companies each may require us on three occasions to register all or part of our common stock held by them, subject to specified limitations. They are also entitled to request inclusion of all or any part of their common stock in any registration of securities by us on Forms S-1 or S-3 under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the purchase of shares by Mitsui discussed above, we have granted registration rights to Mitsui. Under our agreement, Mitsui may require us on two occasions to register all or part of its common stock, subject to specified limitations. Mitsui also is entitled to request inclusion of all or any part of its common stock in any registration of securities by us on Forms S-1 or S-3 under the Securities Act.

Other Related Party Interests. Several of our directors and officers are affiliated with Penske Corporation or related entities. Mr. Penske is a managing member of Transportation Resource Partners, an organization that undertakes investments in transportation-related industries. Richard J. Peters, one of our directors, is a director of Penske Corporation and a managing director of Transportation Resource Partners. Robert H. Kurnick, Jr., our Vice Chairman and a director, is also the President and a director of Penske Corporation and Paul F. Walters, our Executive Vice President – Human Resources serves in a similar capacity for Penske Corporation. Mr. Ishikawa, one of our directors, serves as our Executive Vice President – International Business Development and in a similar capacity for Penske Corporation. Our President, Roger S. Penske, Jr., also serves as a director of Penske Corporation and is the son of our Chairman and Chief Executive Officer. These employees or directors receive salary, bonus or other compensation from Penske Corporation or its affiliates unrelated to their service at UnitedAuto. Our directors, Eustace W. Mita and Lucio A. Noto are each investors in Transportation Resources Partners.

Other Transactions. We are currently a tenant under a number of non-cancelable lease agreements with Samuel X. DiFeo and members of his family. Mr. DiFeo served as our President and Chief Operating Officer until March 8, 2006. The aggregate amount paid by us in 2006 under these leases was $5.9 million. The aggregate amount of all contractual payments from us under these leases from January 2007 through termination in 2020 is $78.7 million, with an additional $42.4 million due in the event we exercised all of our optional extensions under the leases through 2045. In September 2006, we sold one of our dealerships to an entity affiliated with Mr. DiFeo in exchange for $2.7 million, including payments for inventory.

From time to time, we pay and/or receive fees from Penske Corporation and its affiliates for services rendered in the normal course of business, including rents paid to Automotive Group Realty, LLC ("AGR"), as described below, payments to third parties by Penske Corporation on our behalf which we then reimburse to Penske Corporation, payments to third parties made by us on behalf of Penske Corporation which they then reimburse to us, payments relating to the use of aircraft from Penske Jet, Inc., and payment of a racing sponsorship to Penske Racing in 2006. These transactions are reviewed quarterly by our Audit Committee and reflect the provider's cost or an amount mutually agreed upon by both parties. Aggregate payments relating to such transactions amounted to $5.4 million paid by UAG and $0.2 million received by UAG in 2006, excluding the payments to AGR discussed below.

We are currently a tenant under a number of non-cancelable lease agreements with AGR and its subsidiaries. AGR is a wholly owned subsidiary of Penske Corporation. The aggregate amount paid by us to AGR in 2006 under these leases was $4.2 million. The aggregate amount of all contractual payments from us to AGR under these leases from January 2007 through termination in 2014 is $2.7 million, with an additional $4.5 million due in the event we exercised all of our optional extensions under the leases through 2024. In addition, in 2006, we sold to AGR improvements for $100,000 which were subsequently leased by AGR to us (and which are included in the preceding figure). We also purchased several properties from AGR for $25.1 million in 2006. Each purchase or sale was valued at a price that was either independently confirmed by a third party appraiser or at the price for which we purchased the property from an independent third party.

We and Penske Corporation have entered into a joint insurance agreement which provides that, with respect to certain shared insurance policies (which includes our property policy), available coverage with respect to a loss shall be paid to each party as stipulated in the policies. In the event of losses by us and Penske Corporation in excess of the limit of any policy during a policy period, the total policy proceeds shall be allocated based on the ratio of premiums paid.

In 2006, we acquired a 10% interest in Cycle Express, LLC, an auctioneer of powersport vehicles in exchange for $5.5 million. Transportation Resource Partners ("TRP"), an organization discussed above, simultaneously acquired a controlling interest in this company on the same financial terms as our investment. We also have continuing investments in two other TRP controlled companies: a provider of outsourced vehicle management solutions ("QEK") and a mobile vehicle washing company. In 2006, we paid QEK approximately $1,403,000, relating principally to the preparation and delivery of new vehicles in the U.K., and we received $78,500 of management fees from QEK.

We are also party to an operating agreement with Roger S. Penske, Jr. relating to his 10% ownership investment in one of our subsidiaries, HBL, LLC, which is a holding company for five of our franchises in Virginia. From time to time, we provide HBL with working capital and other debt financing and make periodic pro rata distributions from HBL to Mr. Penske, Jr., which for 2006 totaled approximately $715,200. For 2006, Mr. Penske, Jr., also received total compensation from us of approximately $1,828,000 in his capacity as Executive Vice President – Eastern Operations, and he received 6,000 shares of restricted stock with a grant date fair value of $130,020 in March 2006.

Our officers, directors and their affiliates periodically purchase, lease or sell vehicles from our dealerships on fair market terms. Additionally, we hire automotive technicians who have graduated from Universal Technical Institute ("UTI"), a provider of technical education, whose Chief Executive Officer is Kimberly McWaters, one of our directors. We make no payments to UTI for these graduates and hire them on the same terms as other employers.

In 2006, we employed the sons of Eustace Mita, one of our directors, and James Davidson, our former Executive Vice President – Finance, at our dealerships as managers, for which they were compensated $311,400 and $227,000, respectively. In 2006, we employed the son-in-law of Paul Walters, our Executive Vice President – Human Resources, as Senior Vice President – Manufacturer Relations and as a general manager, for which he received compensation of $286,093. The compensation of these individuals is commensurate with their peers. For 2006, Mr. Ishikawa received total compensation from us of approximately $150,000 in his capacity as Executive Vice President – International Business Development, as well as 2,000 shares of restricted stock with a grant date fair value of $43,340.

An entity controlled by one of our directors, Lucio A. Noto (the "Investor"), owns an interest in one of our subsidiaries, UAG Connecticut I, LLC ("UAG Connecticut I"), which entitles the Investor to 20% of the operating profits of UAG Connecticut I. From time to time, we provide UAG Connecticut I with working capital and other debt financing and make periodic pro rata distributions from UAG Connecticut I to the Investor, which in 2006 totaled $387,538. In addition, the Investor paid us $132,000 in 2006 pursuant to his option to purchase up to a 20% interest in UAG Connecticut I.

OTHER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans. The following table provides details regarding the shares of common stock issuable upon the exercise of outstanding options, warrants and rights granted under our equity compensation plans (including individual equity compensation arrangements) as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by security holders	733,134	$8.40	2,982,957
Equity compensation plans not approved by security holders	0	–	–
Total	733,134	8.40	2,982,957

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes of ownership with the SEC. To our knowledge, based solely on our review of the Section 16(a) forms furnished to us and representations from our executive officers, directors and greater than 10% beneficial owners, all Section 16(a) reports were timely filed in 2006.

Stockholder Nominations and Proposals for 2008. We must receive any proposals intended to be presented to stockholders at our 2008 annual meeting of stockholders at our principal executive offices at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954 for inclusion in the proxy statement by November 29, 2007. These proposals must also meet other requirements of the rules of the SEC relating to stockholder proposals. Stockholders who intend to present an item of business at the annual meeting of stockholders in 2008 (other than a proposal submitted for inclusion in our proxy statement) must provide us notice of the business no later than February 13, 2008.

Proxy Information. We do not anticipate that there will be presented at the annual meeting any business other than as discussed in the above proposals and the Board of Directors is not aware of any other matters that might properly be presented for action at the meeting. If any other business should properly come before the annual meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

Proxies in the form enclosed are solicited by or on behalf of our Board of Directors. We will bear the cost of this solicitation. In addition to the solicitation of the proxies by use of the mails, some of our officers and regular employees, without extra remuneration, may solicit proxies personally, or by telephone or otherwise. In addition, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward proxies and proxy material to their principals, and we will reimburse them for their expenses in forwarding soliciting materials, which are not expected to exceed an aggregate of $5,000.

It is important that proxies be returned promptly. Therefore, you are urged to sign, date and return the enclosed proxy card in the accompanying stamped and addressed envelope as soon as possible.

We will provide without charge to each of our stockholders, on the written request of such stockholder, a copy of our Form 10-K for the year ended December 31, 2006 and any of the other documents referenced herein. Copies can be obtained from United Auto Group, Inc., Investor Relations, 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954 (248-648-2500).

Dated: March 29, 2007

Annex A

CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION OF UNITED AUTO GROUP, INC.

*****

United Auto Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of United Auto Group, Inc., resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and subject to consideration at a meeting of the stockholders of said corporation for consideration thereof. The proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing Article I thereof so that, as amended said Article shall be and read as follows:

"The name of the Corporation is Penske Automotive Group, Inc. (the "Corporation")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said United Auto Group, Inc. has caused this certificate to be signed by Shane M. Spradlin, its Secretary, this __ day of _______, 2007.

____

By: Shane M. Spradlin

Its: Secretary

State-of-the-art

Dealership Facilities



Turnersville Auto Mall — Turnersville, New Jersey
Brands Represented: Acura, BMW, Cadillac, Chevrolet, Honda, HUMMER, Hyundai, Nissan, Scion, Toyota



Inskip Auto Mall — Warwick, Rhode Island
Brands Represented: Acura, Audi, BMW, Bentley, Infiniti, Lexus, Mercedes-Benz, MINI, Nissan, Porsche, Volvo

END

UnitedAuto

United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

www.unitedauto.com